Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated as of September 17, 2014

by and between

EMCORE CORPORATION

and

PHOTON ACQUISITION CORPORATION

i

5.19	Customers	39
5.20	Suppliers	39
5.21	Export Controls; Economic Sanctions and Customs Matters	39
5.22	Anti-Corruption	40
5.23	Opinion of Financial Advisor	41
5.24	Anti-Takeover Laws	41
5.25	Brokers	41
5.26	Solvency	41
5.27	Disclaimer	41

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER		41
6.1	Organization and Authority of Purchaser	41
6.2	No Conflict	42
6.3	Governmental Consents and Approvals	42
6.4	Litigation	42
6.5	Compliance with Laws	42
6.6	Debarment	43
6.7	Financing; Sufficiency of Funds	43
6.8	Brokers	44
6.9	Investigation by Purchaser	44
6.10	Guarantee	44

ARTICLE 7 ADDITIONAL COVENANTS AND AGREEMENTS		45
7.1	Seller Shareholder Meeting	45
7.2	Proxy Statement	45
7.3	Conduct of the Business	46
7.4	No Solicitation; Change in Recommendation	48
7.5	Access to Information; Confidentiality	53
7.6	Regulatory and Other Authorizations; Notices and Consents	54
7.7	Notifications	56
7.8	Release of Indemnity Obligations	56
7.9	Intellectual Property Matters	57
7.10	Transition Services	57
7.11	Further Action	58
7.12	Affiliate Transactions; Intercompany Arrangements	60
7.13	Release	60
7.14	Books, Records and Files	60
7.15	Non-Compete	61
7.16	Insurance Cooperation	61
7.17	Interim Financial Statements	62
7.18	Financing	63
7.19	Financing Cooperation	64
7.20	Estoppel Certificate	67
7.21	Code Section 338 Election	67
7.22	Wells Fargo Facility	67
7.23	Tax Clearance	68
7.24	Future Dividends	69

7.25	Subsequent Transaction	69
7.26	Medical Claims Reimbursement	69

ARTICLE 8 EMPLOYEE MATTERS		70
8.1	Transferred Employees	70
8.2	Compensation and Employee Benefits	70
8.3	Defined Contribution Plans	72
8.4	Mutual Non-Solicitation	73
8.5	No Third Party Beneficiaries	73
8.6	Business Employee Equity Awards	73
8.7	Employee Handbook Amendment	74
8.8	Business Employee Incentive Compensation	74

ARTICLE 9 TAXES		74
9.1	Periodic Taxes	74
9.2	Refunds	74
9.3	Resolution of Tax Controversies	75
9.4	Tax Cooperation	75
9.5	Conveyance Taxes	75
9.6	New Mexico Tax Claims	76

ARTICLE 10 CONDITIONS		76
10.1	Joint Conditions to Obligations	76
10.2	Conditions to Obligations of Seller	77
10.3	Conditions to Obligations of Purchaser	77

ARTICLE 11 TERMINATION		79
11.1	Termination	79
11.2	Effect of Termination	80
11.3	Termination Fees	80

ARTICLE 12 INDEMNIFICATION AND SURVIVAL		83
12.1	Survival of Representations and Warranties	83
12.2	Indemnification by Purchaser	84
12.3	Indemnification by Seller	84
12.4	R&W Insurance Policy	85
12.5	Limitations on Indemnification	85
12.6	Claims for Indemnification	85
12.7	Tax Effect	86
12.8	Insurance Offset	87
12.9	Exclusive Remedy	87
12.10	Treatment of Indemnification Payments	87

ARTICLE 13 MISCELLANEOUS		88
13.1	Assignment	88
13.2	Public Announcements	88
13.3	Expenses	88

13.4	Severability	88
13.5	No Third-Party Beneficiaries	88
13.6	Financing Sources	89
13.7	Waiver	89
13.8	Governing Law	89
13.9	Jurisdiction	89
13.10	Waiver of Jury Trial	90
13.11	Specific Performance	90
13.12	Headings	92
13.13	Counterparts	92
13.14	Further Documents	92
13.15	Notices	92
13.16	Performance of Obligations by Affiliates	93
13.17	Entire Agreement	93

SCHEDULES

1.1(a)	Seller Knowledge Persons
1.1(b)	Repaid or Discharged Encumbrances
2.1(a)	Inventory
2.1(b)	Assigned Contracts
2.1(c)	Accounts Receivable
2.1(d)	Purchased Business Intellectual Property; Purchased Business Technology
2.1(e)	Tangible Personal Property
2.1(f)	Permits
2.1(g)	Certain Prepaid Expenses
2.1(h)	Purchased Subsidiaries
2.1(i)	Warranties, Indemnities and Similar Rights
2.2(e)	Additional Excluded Assets
2.4(i)	Additional Excluded Liabilities
5	Representations and Warranties of Seller
6	Representations and Warranties of Purchaser
7.3	Conduct of the Business
8.1(a)(i)	Certain Business Employees
10.3(c)	Closing Consents

EXHIBITS

A	Form of Bill of Sale and Assignment and Assumption Agreement
B	Statement of Net Working Capital
C	Form of Intellectual Property Transfer and License Agreement
D	Form of Pre-Novation Agreement
E	Form of Supply Agreement
F	Form of Transition Services Agreement

v

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of September 17, 2014, is entered into by and between EMCORE Corporation, a New Jersey corporation (“Seller”), and Photon Acquisition Corporation, a Delaware corporation (“Purchaser”).  Seller and Purchaser are each referred to individually as a “Party” and collectively as the “Parties.”  Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1 herein.

WHEREAS, Seller is engaged in, among other things, the Business;

WHEREAS, Seller wishes to sell or cause to be sold to Purchaser, and Purchaser wishes to purchase from Seller, all right, title and interest in and to the Purchased Assets, and in connection therewith Purchaser is willing to assume the Assumed Liabilities, all upon the terms and subject to the conditions set forth herein;

WHEREAS, Seller and its Affiliates also conduct the Seller’s Other Businesses at numerous locations both within and outside the United States, which businesses and operations are being retained by Seller and its Affiliates or transferred to other third parties and are not being transferred to, or acquired by, Purchaser;

WHEREAS, in connection with the purchase of the Purchased Assets, Purchaser is willing to employ the Business Employees;

WHEREAS, Seller’s board of directors has (a) determined that it is in the best interests of Seller and its shareholders to enter into this Agreement, (b) unanimously approved the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby, (c) resolved to recommend that the shareholders of Seller vote in favor of the transactions contemplated hereby, and (d) directed that such matters be submitted to Seller’s shareholders for their approval;

WHEREAS, as an inducement to Seller to enter into this Agreement, concurrently with the execution of this Agreement, The Veritas Capital Fund IV, L.P. (the “Guarantor”) has delivered to Seller a limited guarantee (the “Guarantee”) in favor of Seller and, pursuant to which, upon the terms and subject to the conditions contained therein, the Guarantor is guaranteeing certain payment obligations of Purchaser in connection with this Agreement; and

WHEREAS, as an inducement to Purchaser to enter into this Agreement, concurrently with the execution of this Agreement, certain holders of Common Stock have entered into voting agreements with Purchaser pursuant to which such persons agree, subject to the terms and conditions therein, to vote their shares of Common Stock to authorize and adopt this Agreement and the transactions contemplated herein (the “Voting Agreement”).

NOW, THEREFORE, in consideration of the premises and mutual covenants, agreements and provisions herein contained, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1                               Definitions.  The following terms have the following meanings when used herein:

“Action” means any claim, action, lawsuit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person.  For purposes of this definition, a Person shall be deemed to control another Person if it  possesses the power to direct or cause the direction of the management policies of a Person, by contract or otherwise.

“Agreement” means this Asset Purchase Agreement, including all schedules and exhibits hereto, as it may be amended from time to time in accordance with its terms.

“Ancillary Agreements” means each of (a) the Bill of Sale and Assignment and Assumption Agreement; (b) the Intellectual Property Transfer and License Agreement; (c) the Pre-Novation Agreement; (d) the Supply Agreement; and (e) the Transition Services Agreement.

“Applicable Laws” shall mean all Laws that are applicable to Seller or any of its Subsidiaries.

“Bill of Sale and Assignment and Assumption Agreement” means a bill of sale and assignment and assumption agreement, with respect to certain assets and liabilities of Seller, in substantially the form attached hereto as Exhibit A.

“Books, Records and Files” means any studies, reports, records (including shipping and personnel records), books of account, invoices, Contracts, instruments, surveys, data (including financial, sales, purchasing and operating data), computer data, disks, tapes, marketing plans, customer lists, supplier lists, correspondence and other documents.

“Building 2” means that certain building currently located at 1600 Eubank Blvd. SE, Albuquerque, NM 87123.

“Business” means the Photovoltaics business unit of Seller, which consists of the development, manufacture and sale of the Products, as such business is currently conducted by Seller (subject to any changes permitted in accordance with Section 7.3).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.

“Claim Notice” means written notification of a Third-Party Claim, specifying the nature of and basis for such Third-Party Claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such Third-Party Claim, and such other information as the Indemnifying Party shall reasonably request.

“Clevenger Retention Agreement” means the Retention Award letter agreement between Brad Clevenger and Seller, dated as of September 17, 2014.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collar Amount” means an amount equal to $1,000,000.

“Compensation and Benefit Plans” means “employee benefit plan” (within the meaning of Section 3(3) of ERISA), including multiemployer plans within the meaning of Section 3(37) of ERISA and each bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, restricted stock unit, stock option, employment, termination, severance, stay bonus, change-in-control, transaction bonus, fringe benefit, retention, employee loan, compensation, welfare, medical, health or other plan, agreement, policy or arrangement, other than those maintained exclusively pursuant to applicable Law.

“Competition Law” means any Law that prohibits, restricts or regulates actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Confidential Information” means all trade secrets and other confidential and/or proprietary information of a Person, including information contained in or derived from reports, investigations, research, work in progress, codes, marketing and sales programs, financial projections, cost summaries, pricing formulas, contract analyses, financial information, projections, confidential filings with any state or federal agency, and all other confidential concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of such Person by its employees, officers, directors, agents, representatives, or consultants.

“Consent” means any consent, approval, authorization, waiver, permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law, in each case required to permit the consummation of the transactions contemplated by this Agreement.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument that is legally binding, including all amendments thereto, in each case, whether written or oral.

“Credit and Security Agreement” means that certain Credit and Security Agreement, dated November 11, 2010, as amended, by and between Seller and Wells Fargo.

“Current Assets” means all Purchased Assets that would be reflected as current assets on a consolidated balance sheet of Seller determined in accordance with Seller’s accounting practices, applied on a basis consistent with the preparation of the Statement of Net

Working Capital attached hereto as Exhibit B, which shall exclude the Sumitomo TSA Pre-Closing Accounts Receivable.

“Current Liabilities” means all Assumed Liabilities that would be reflected as current liabilities on a consolidated balance sheet of Seller determined in accordance with Seller’s accounting practices, applied on a basis consistent with the preparation of the Statement of Net Working Capital attached hereto as Exhibit B, which shall (i) exclude the Transferred Employee Accrual, (ii) include any accrued and unpaid paid time off in respect of Transferred Employees, and (iii) include all compensation due under Seller’s Fiscal Year 2014 Bonus Plan to the extent not paid as of the Closing.

“Customs Laws” means all applicable U.S. and non-U.S. customs Laws and regulations.

“Debt Financing Sources” means those agents, arrangers, lenders and other Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing in connection with the transactions contemplated hereby (including the lead arranger or arranger or any of the Lenders) and any joinder agreements or credit agreements (or other definitive documentation) relating thereto, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, partners, members, employees, controlling persons, agents, trustees, administrators, managers, advisors and representatives and their respective successors and assigns.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest or other encumbrance.

“Environmental Claim” means any complaint, accusation, allegation, notice of violation, Action, claim, lien, demand, abatement, judgment or other Order or directive (conditional or otherwise) by any Governmental Authority or any other Person arising out of, based on or resulting from: (a) the presence, management, manufacture, use, labelling, containment, storage, transportation, processing, production, disposal, recycling, Release or threatened Release of, or exposure to, any Hazardous Substances; or (b) any non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any Law, common law, directive, judgments, orders (judicial or administrative), decrees, injunction, arbitral decisions or determinations or writs of any Governmental Authority related to (i) human health and safety (as such matters relate to Hazardous Substances) and the protection, investigation or restoration of the environment or natural resources; or (ii) the handling, use, storage, recycling, treatment, generation, transportation, processing, labeling, production , disposal, Release or threatened Release of any Hazardous Substances.

“Environmental Liabilities” means all Liabilities (including Liabilities for the costs of any enforcement proceeding, Remedial Action, governmental response, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising or resulting from or based upon (a) the presence, use, handling, storage, disposal, Release or threatened Release of, or exposure to, any Hazardous

Substance or (b) the compliance or alleged non-compliance with or violation of any Environmental Law or term or condition of any Environmental Permit.

“Environmental Permit” means any Permit required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the applicable rules and regulations promulgated thereunder.

“Export Controls and Economic Sanctions Laws” shall mean laws, regulations and orders regulating the export, reexport, transfer, disclosure or provision of commodities, software, technology, defense articles or defense services, or imposing trade control sanctions or restrictions on countries, individuals or entities including, without limitation: the Export Administration Act of 1979 (Public Law 96-72, as amended); the Export Administration Regulations (“EAR,” 15 C.F.R. Parts 730-774); the International Emergency Economic Powers Act (“IEEPA,” Public Law 95-223); the Trading with the Enemy Act (“TWEA,” 50 U.S.C. App. §§ 1-44); the Arms Export Control Act (“AECA,” Public Law 90-629); the International Traffic in Arms Regulations (“ITAR,” 22 C.F.R. Parts 120-130); export and import laws and regulations administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives (27 C.F.R. Chapter II); the Foreign Trade Regulations (“FTR,” 15 C.F.R. Part 30); regulations, orders and restrictions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC,” 31 C.F.R. Part 500 et seq.); and any other export controls and economic sanctions laws, regulations and orders administered by an agency of the U.S. Government, or by any other jurisdictions to the extent applicable and to the extent compliance with such laws and regulations is not prohibited or penalized by applicable U.S. law.

“FAR” shall mean the Federal Acquisition Regulation, as issued under the authority of the Officer of Federal Procurement Policy Act, 41 U.S.C. § 1101 et seq.

“Financial Support Arrangements” means any liabilities or obligations, contingent or otherwise, of a Person in respect of any indebtedness, obligation or liability (including assumed indebtedness, obligations or liabilities) of another Person, including remaining obligations or liabilities associated with indebtedness, obligations or liabilities that are assigned, transferred or otherwise delegated to another Person, if any, letters of credit and standby letters of credit (including any related reimbursement or indemnity agreements), direct or indirect guarantees, endorsements (except for collection or deposit in the ordinary course of business), notes co-made or discounted, recourse agreements, take-or-pay agreements, keep-well agreements, agreements to purchase or repurchase such indebtedness, obligation or liability or any security therefor or to provide funds for the payment or discharge thereof, agreements to maintain solvency, assets, level of income or other financial condition, agreements to make payment other than for value received and any other financial accommodations.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any United States federal, state or local or any non-United States governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body.

“Government Bid” means any quotation, bid or proposal which, if accepted or awarded, would lead to a Government Contract.

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, task order, change order, option or other contractual arrangement between Seller or any of its Subsidiaries, on the one hand, and either (a) any Governmental Authority, (b) any prime contractor of any Governmental Authority or (c) any subcontractor with respect to any contract described in clauses (a) or (b) of this definition, where the ultimate customer is a Governmental Authority, on the other hand, that has not been closed by the Governmental Authority, such prime contractor or such subcontractor, as appropriate, and/or remains subject to audit; provided, that the term “Government Contract” shall not include any Contract that primarily relates to Seller’s Other Businesses.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substances” means any hazardous or toxic substance, material or waste which is regulated, listed or identified by any Governmental Authority as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous substance,” “restricted hazardous waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, and includes, but is not limited to, petroleum, petroleum products (including, without limitation, crude oil and any fraction thereof, any petrochemical or petroleum distillates or by-products), asbestos, asbestos-containing materials, ionizing and non-iodizing radioactive materials and substances (including naturally occurring radioactive materials), and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Party” means any Person asserting a claim for indemnification under any provision of Article 12.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article 12.

“Indemnity Notice” means written notification pursuant to Section 12.6(b) of a claim for indemnity under Article 12 by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Losses arising from such claim.

“Intellectual Property” means all intellectual property rights, whether protected, created or arising under the laws of the United States or any other jurisdiction or under any international convention, including all (i) patents and patent applications, including all continuations, divisionals, continuations-in-part, and provisionals and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals, extensions and related priority rights of any of the foregoing (collectively, “Patents”), (ii) trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (collectively, “Trademarks”), (iii) Internet domain names, (iv) copyrights, works of authorship (including, without limitation, software) and moral rights, and all registrations, applications, renewals, extensions and reversions of any of the foregoing, (v) mask works and mask sets, and all applications and registrations of any of the foregoing, and (vi) confidential and proprietary information, trade secrets, technology, know-how, databases, inventions, formulas, processes, developments and research, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents.

“Intellectual Property Transfer and License Agreement” means the intellectual property transfer and license agreement entered into between Seller and Purchaser to, among other things, transfer the Purchased Business Intellectual Property and Purchased Business Technology to Purchaser, in substantially the form attached hereto as Exhibit C.

“Intervening Event” shall mean any event, change, effect, development, condition or occurrence that (a) does not relate to an Alternative Transaction Proposal or Purchaser or any of its Affiliates, and (b) is not known and was not reasonably foreseeable to the board of directors of Seller as of the date hereof.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means all electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems, servers, network equipment and other hardware and Internet websites (but not the content of any Internet websites) used and controlled by or on behalf of Seller.

“Knowledge” means, when used in connection with Seller with respect to any matter in question, the actual knowledge, after due inquiry, of those Persons listed on Schedule 1.1(a) of the Seller Disclosure Schedule and, when used in connection with Purchaser with respect to any matter in question, the actual knowledge, after due inquiry, of Jeffrey P. Kelly and Hugh D. Evans.

“Law” means any United States federal, state, local or foreign statute, law, ordinance, regulation, rule, code, decree, order, injunction, other requirement or rule of law of any Governmental Authority.

“Leased Business Real Property” means all the Real Property that (a) is used in the Business and (b) is leased by Seller or any Affiliate of Seller as tenant or ground lessee.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract (but excluding any future performance obligations under any such Contracts).

“Marketing Period” means the period of sixty (60) consecutive days beginning on the date hereof.

“Material Adverse Effect” means any change, event, occurrence or effect that (a) is materially adverse to the Purchased Assets or the business, condition (financial or otherwise) or results of operations of the Business, taken as a whole or (b) would have a material adverse effect on the consummation of the transactions contemplated hereby; provided, however, that, solely for the purposes of clause (a), none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (i) any adverse change attributable to the execution of this Agreement, the disclosure or consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements or the business or activities in which Purchaser or its Affiliates are, or are proposed to be, engaged, or the identity of Purchaser or its Affiliates as Purchaser of the Business, including the loss or departure of Business Employees, or other service providers of the Business, or the termination, reduction (or potential reduction) or any other adverse development (or potential adverse development) in the Business’s relationship with any of its customers, suppliers, distributors or other business partners, in each case, solely to the extent proximately caused by the announcement or pendency of this Agreement (provided that this clause (i) shall not apply for purposes of Section 5.2); (ii) any change, effect, event, occurrence, state of facts or development (x) in the domestic or international financial, credit, securities or commodities markets, or domestic or international economic, regulatory or political conditions in general (including embargoes and other similar trade sanctions or penalties) or (y) in the industries and markets in which the Business operates in general; (iii) fluctuations in sales and earnings or failure of the Business to meet internal or published sales, earnings or other financial or non-financial projections and estimates (but with respect to any such fluctuation or failure, not the underlying causes thereof); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (v) changes in any Law applicable to the Business or applicable accounting regulations or principles or the interpretation thereof; or (vi) any action expressly required to be taken by Seller or its Subsidiaries pursuant to this Agreement or any Ancillary Agreement or that is consented to in writing by Purchaser; provided, that any change, event, occurrence, development, effect, condition, circumstance or matter described in clauses (ii), (iv) or (v) above that disproportionately adversely impacts the Business, taken as a whole, relative to other similarly situated companies in the industries and geographic locations in which the Business participates may be considered and taken into account in determining whether there has been a Material Adverse Effect.

“Mezzanine Financing Sources” means those agents, arrangers, lenders, financial institutions, funds and other Persons that have committed to provide or have otherwise entered into agreements in connection with the Mezzanine Financing in connection with the transactions contemplated hereby (including the lead arranger or arranger or the Mezzanine Lender) and any joinder agreements or purchase agreements (or other definitive documents) relating thereto, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, partners, members, employees, controlling persons, agents, trustees, administrators, managers, advisors and representatives and their respective successors and assigns.

“Net Working Capital” means, as of any date of determination, Current Assets minus Current Liabilities.

“Owned Business Real Property” means all the Real Property that (a) is used primarily in the Business and (b) is owned by Seller and its Affiliates.

“Permits” means all permits, licenses, clearances, franchises, approvals, waivers, letters, exemptions, consents, decisions, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from any Governmental Authority.

“Permitted Encumbrances” means (a) statutory Encumbrances for Taxes not yet due and payable or the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; (b) mechanics’, materialmen’s, architects’, carriers’, workers’, repairers’, warehousemen’s, landlords’ and other like statutory Encumbrances arising or incurred in the ordinary course of business, either securing payments not yet due or that are being contested in good faith by appropriate proceedings; (c) restrictions under leases, subleases, licenses or occupancy agreements that are Purchased Assets; (d) easements, licenses, covenants, rights-of-way and other similar restrictions of record, which, in each case, would be disclosed by a current survey, title report or title commitment, or inspection and do not materially impair the use of the applicable property in the ordinary course of business or the value of the applicable property; (e) (i) zoning, building codes and other land use laws and (ii) Encumbrances that have been placed by any developer, landlord or other third party on property over which Seller has easement rights and subordination or similar agreements relating thereto; (f) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable Law or other social security; (g) restrictions on the transfer of securities arising under federal and state securities Law; (h) Encumbrances arising under equipment leases with third parties entered into in the ordinary course of business and any obligations under any Business Contracts; (i) Encumbrances securing or created by or in respect of any of the Assumed Liabilities; (j) Encumbrances affecting the fee interest of the real property located at Lots 1-2, Block 4 in the Sandia Research Park Subdivision solely relating to the Indenture dated as of June 1, 1998, entered into by and among the City of Albuquerque, New Mexico, Emcore IRB Company, Inc. and Norwest Bank New Mexico, National Association; (k) such Encumbrances as do not, individually and in the aggregate, materially detract from the value of the Purchased Assets (taken as a whole) or materially impair the present use of the Purchased Assets (taken as a whole); (l) outbound licenses and other agreements related to Intellectual Property that are not intended to secure an obligation; (m) obligations to accept inventory returns in the ordinary course; and (n) Encumbrances securing indebtedness of Seller that will be repaid or otherwise discharged at Closing as identified on Schedule 1.1(b) of the Seller Disclosure Schedule.

“Person” means any individual, corporation, partnership, limited partnership, joint venture, limited liability company, trust or unincorporated organization or Governmental Authority or any other entity.

“Post-Closing Tax Period” means any taxable period (or portion thereof) commencing after the Closing Date, including such portion of any Straddle Period commencing after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date, including such portion of any Straddle Period ending on or prior to the Closing Date.

“Pre-Novation Agreement” means the agreement entered into between Seller and Purchaser in substantially the form attached hereto as Exhibit D.

“Products” means (1) solar cells, Coverglass Interconnected Cells (CICs), complete solar panels and various derivatives, components and sub-components thereof for satellite and spacecraft power applications; (2) solar cells and various integrated products for terrestrial, military mobile and unmanned aerial vehicle power applications; and (3) research, development, engineering and design services for photovoltaic power applications.

“R&W Insurance Policy” means the representations and warranties insurance policy purchased by and issued to Purchaser in respect of this Agreement.

“Real Property” means all land, buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances relating to the foregoing.

“Reference Net Working Capital” means $16,500,000.

“Registered IP” means all issued Patents, pending Patent applications, registered Trademarks, pending applications for registration of Trademarks, registered copyrights, pending applications for registration of copyrights, registered mask works, pending applications for registration of mask works and Internet domain names owned, filed or applied for by Seller and used primarily in the Business.

“Release” means the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, dumping, discarding, burying, abandoning or disposing (including the abandonment or discarding of barrels, containers and other closed receptacles) into the indoor or outdoor environment.

“Remedial Action” means all actions, including, without limitation, any capital expenditures, required or voluntarily taken to (i) clean up remove, treat, or in any other way address any Hazardous Substance; (ii) prevent the Release or threatened Release, or minimize the further Release, of any Hazardous Substance so it does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (iv) correct or otherwise address any noncompliance with Environmental Law and Environmental Permit.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such person.

“Schedules” means the schedules attached hereto.

“SEC” means the Securities and Exchange Commission.

“Seller Disclosure Schedule” means the Schedules of Seller delivered to Purchaser as of the date hereof.

“Seller ERISA Affiliate” means any trade or business that together with Seller, would be treated as a single employer for purposes of Section 4001(b) of ERISA.

“Seller’s Other Businesses” means all businesses conducted prior to the Closing by Seller and its Affiliates, in each case that are not included in the Business.  Seller’s Other Businesses also includes the activities of Seller’s corporate department, administrative departments and other support functions.

“Solvent” means, when used with respect to any Person, that, as of any date of determination (i) the sum of such Person’s debts is not greater than the Person’s property, at a fair valuation, (ii) the present fair salable value of the Person’s assets will not be less than the amount required to pay its probable liabilities on its existing debts (including contingent liabilities) as such debts become absolute and matured, (iii) such Person will not have unreasonably small capital with which to conduct any business or transaction in which it is engaged or is proposed to be engaged, and (iv) such Person does not intend to, and does not believe it will, incur debts beyond its ability to pay as such debts mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “pay its probable liabilities on its existing debts (including contingent liabilities) as such debts become absolute and matured” means that such Person will be able to generate enough cash from operations, asset dispositions or financing, or a combination thereof, to meet its probable obligations as they become due.

“Straddle Period” means any taxable period beginning before the Closing Date and ending after the Closing Date.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing fifty percent (50%) or more of the equity or fifty percent (50%) or more of the ordinary voting power (or, in the case of a partnership, fifty percent (50%) or more of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party; provided, however, that for the purposes of Section 7.4, the references to “fifty percent (50%) or more” shall be deemed to be references to “more than fifty percent (50%).”

“Sumitomo TSA Pre-Closing Accounts Receivable” means the accounts receivable payable to Seller pursuant to the Sumitomo TSA accruing for services provided prior to Closing.

“Supply Agreement” means the supply agreement entered into between Seller and Purchaser in substantially the form attached hereto as Exhibit E.

“Tangible Personal Property” means all office equipment, machinery, equipment, supplies, vehicles, tools, spare parts, production supplies, furniture and fixtures and other items of tangible personal property (other than Inventory) owned by Seller and used primarily in connection with the ownership, maintenance or operation of the Business.

“Tax” or “Taxes” means any federal, state, local or foreign taxes, charges, fees, duties, tariffs, levies, or other assessments imposed by any Governmental Authority, including income, gross receipts, net proceeds, ad valorem, turnover, real property, personal property, sales, use, franchise, excise, value added, goods and services, license, payroll, unemployment, environmental, customs duties, capital stock, disability, stamp, user, transfer, fuel, excess profits, occupational and interest equalization, windfall profits, alternative or add-on minimum, estimated, registration, withholding, social security (or similar), or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, report, declaration, election, estimate, information statement, claim for refund and return, or other document (including any related or supporting information and any amendment to any of the foregoing) filed or required to be filed with any taxing authority with respect to Taxes.

“Technology” means all software, information, designs, circuit block libraries, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of any of the foregoing, in any form whether or not specifically listed herein.

“Transferred Employee Accrual” means all unpaid gross salaries and wages (the “Outstanding Base Pay”) and Seller’s 401(k) plan matching obligations with respect to the Outstanding Base Pay (whether accrued on or following the Closing Date) incurred in the ordinary course of business and amounts in respect of Seller’s employee stock purchase plan that will be refunded to Transferred Employees in accordance with the terms of Seller’s employee stock purchase plan, in each case, that are accrued as of the Closing in respect of Transferred Employees and paid by Seller immediately prior to, at or following the Closing.

“United States” means the United States of America and its territories and possessions (other than Puerto Rico).

1.2                               Glossary of Defined Terms.  The following terms have the meanings set forth in the Sections set forth below:

Definition	Section

$1.3(e)
Acceptable Confidentiality Agreement	7.4(b)
Accounting Firm	3.2(a)(ii)
Accounts Receivable	2.1(c)
Allocation	3.5(a)
Alternative Financing	7.18(c)
Alternative Transaction Proposal	7.4(h)
Anti-Corruption Laws	5.22(a)
Assets Lists	2.1(k)
Assigned Contracts	2.1(b)
Assumed Liabilities	2.3
Bulk Sale Notice	7.23(a)
Business Employee	8.1(a)(i)
Business Employee Equity Awards	8.6
Business Proprietary Information	7.5(d)
Closing	4.1
Closing Date	4.1
Closing Transferred Employee Accrual	3.3(a)
Closing Working Capital	3.2(a)(i)
Code Section 338(h)(10) Election	7.21
Common Stock	5.1(c)
Competitive Activity	7.15
Confidentiality Agreement	7.5(b)
Conveyance Taxes	9.5
day	1.3(d)
DC Employees	8.3(a)
DDTC	7.6(f)
Debt Financing	6.7
Debt Financing Commitment	6.7
Demand Letter	7.23(b)
Dispute Notice	3.2(a)(ii)
Division	7.23(a)
Division Escrow	7.23(b)
dollars	1.3(e)
Employee Benefit Plans	5.13(a)
Equity Financing	6.7
Equity Financing Commitments	6.7
Escrow Account	7.25
Escrow Agreement	7.23(b)
Excluded Assets	2.2
Excluded Contracts	2.2(b)
Excluded Liabilities	2.4
Final Net Working Capital	3.2(a)(ii)
Final Purchase Price	3.4

Final Transferred Employee Accrual	3.3(b)
Financial Statements	5.4
Financing	6.7
Financing Commitments	6.7
Government Official	5.22(a)(i)
Guarantee	Recitals
Guarantor	Recitals
Interim Financial Statements	7.17
Items	5.21(a)
Key Customers	5.19
Key Suppliers	5.20
Lenders	6.7
Losses	12.2
Material Contracts	5.9(a)
Medical Claims Amount	7.26
Mezzanine Financing	6.7
Mezzanine Financing Commitment	6.7
Mezzanine Lender	6.7
month	1.3(d)
Notice of Seller Adverse Recommendation Change	7.4(f)
Outside Date	11.1(b)
Outstanding Base Pay	1.1
Parties	Preamble
Party	Preamble
Periodic Taxes	9.1
Plan Account Transfer	8.3(b)
Post-Closing Periodic Tax Period	9.1
Pre-Closing New Mexico Tax Claims	9.6
Pre-Closing Periodic Tax Period	9.1
Preliminary Purchase Price	3.1
Proposed Net Working Capital Statement	3.2(a)(i)
Proposed Transferred Employee Accrual Statement	3.3(a)
Proxy Statement	7.2
Purchased Assets	2.1
Purchased Business Intellectual Property	2.1(d)
Purchased Business Technology	2.1(d)
Purchased Subsidiaries	2.1(h)
Purchased Subsidiaries Equity Interests	5.1(d)
Purchaser	Preamble
Purchaser Claims	7.16(a)
Purchaser DC Plans	8.3(a)
Purchaser Expenses	11.3(a)
Purchaser FSA Plan	8.2(e)
Purchaser Indemnified Party	12.3
Purchaser Party	11.3(a)(iii)
Purchaser Termination Fee	11.3(b)
Recent Balance Sheet Date	5.4

Reinstated Recommendation	7.1
Retained Marks	7.9
Review Period	3.2(a)(ii)
Revised Transaction Proposal	7.4(f)
Section 338 Forms	7.21
Seller	Preamble
Seller Acquisition Agreement	7.4(d)
Seller Adverse Recommendation Change	7.4(d)
Seller Board Recommendation	5.1(b)
Seller DC Plans	8.3(a)
Seller FSA Plan	8.2(e)
Seller Indemnified Parties	12.2
Seller Insurance Policies	7.16(a)
Seller Party	11.3(a)(iii)
Seller Shareholder Approval	5.1(c)
Seller Shareholder Meeting	5.1(c)
Seller Surviving Reps	12.1
Seller Termination Fee	11.3(a)(iii)
Subsequent Transaction	7.25
Sumitomo TSA	2.2(k)
Superior Proposal	7.4(i)
Survival Date	12.1
Surviving Reps	12.1
Third-Party Claim	12.6(a)
Transferred Employee	8.1(a)(ii)
Transferred Employee Accrual Dispute Notice	3.3(b)
Transferred Employee Accrual Review Period	3.3(b)
Transition Services Agreement	7.10
Voting Agreement	Recitals
week	1.3(d)
Wells Fargo	10.1(d)

1.3                               Interpretation.  Unless otherwise required by the context in which any term appears:

(a)                                 The singular shall include the plural, the plural shall include the singular, and the masculine shall include the feminine and neuter.

(b)                                 References to “Articles,” “Sections,” “Schedules” or “Exhibits” shall be to articles, sections, schedules or exhibits, respectively, of or to this Agreement, and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the section or subsection in which the reference occurs.

(c)                                  The words “herein,” “hereof,” “herewith” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular section or subsection of this Agreement, the words “include,” “includes” or “including” shall mean “including, without limitation” and the word “or” shall not be exclusive.

(d)                                 The term “day” shall mean a calendar day, commencing at 12:00 a.m. (prevailing Pacific time).  The term “week” shall mean any seven consecutive day period commencing on a Sunday, and the term “month” shall mean a calendar month; provided that when a period measured in months commences on a date other than the first (1st) day of a month, the period shall run from the date on which it commences to the corresponding date in the next month and, as appropriate, to succeeding months thereafter.  Whenever an event is to be performed or a payment is to be made by a particular date and the date in question falls on a day which is not a Business Day, the event shall be performed, or the payment shall be made, on the next succeeding Business Day; provided, however, that all calculations shall be made regardless of whether any given day is a Business Day and whether or not any given period ends on a Business Day.

(e)                                  All references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America. References in this Agreement to dollar amount thresholds, deductibles or baskets shall not be deemed to be evidence of a Material Adverse Effect or materiality.

(f)                                   All references to “made available to Purchaser” means made available to Purchaser in Seller’s virtual data room at least one Business Day prior to execution of this Agreement or delivered to Purchaser or its Representatives via electronic mail prior to execution of this Agreement.

(g)                                  All references to a particular entity shall include such entity’s successors and permitted assigns unless otherwise specifically provided herein.

(h)                                 All references herein to any Law or to any Contract or other agreement shall be to such Law, Contract or other agreement as amended, supplemented or modified from time to time unless otherwise specifically provided herein; so long as, in the case of Contracts, such amendments, supplements or modifications after the date hereof are not prohibited by the terms of this Agreement.

(i)                                     The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.  The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning.

ARTICLE 2

PURCHASE AND SALE

2.1                               Purchase and Sale of the Purchased Assets.  Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from Seller, free and clear of any Encumbrances other than the

Permitted Encumbrances, all of Seller’s right, title and interest in, to and under all of the assets, properties and rights of every kind and nature, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and whether now existing or hereafter acquired (other than the Excluded Assets), which primarily relate to, or are used or held for use primarily in connection with, the Business (collectively, the “Purchased Assets”), consisting of the following:

(a)                                 all inventory used primarily in connection with the Business, including those finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories listed on Schedule 2.1(a) of the Seller Disclosure Schedule;

(b)                                 all Contracts primarily related to the Business, including all Government Contracts and all Government Bids listed on Schedule 5.10(a) of the Seller Disclosure Schedule and those Contracts listed on Schedule 2.1(b) of the Seller Disclosure Schedule (collectively, the “Assigned Contracts”);

(c)                                  all accounts or notes receivable held by Seller, and any security, claim, remedy or other right primarily related to any of the Purchased Assets, including those listed on Schedule 2.1(c) of the Seller Disclosure Schedule (“Accounts Receivable”);

(d)                                 Intellectual Property that is owned by Seller and used primarily in connection with the Business (the “Purchased Business Intellectual Property”) and Technology that is owned by Seller and used primarily in connection with the Business (the “Purchased Business Technology”), including those listed on Schedule 2.1(d) of the Seller Disclosure Schedule, and in each case, all associated goodwill, including all rights thereunder, remedies against infringement and rights to protection of interests therein under the Laws of all jurisdictions;

(e)                                  all furniture, fixtures, equipment, machinery, tools, office equipment, supplies, computers, telephones and other Tangible Personal Property used primarily in connection with the Business, including those listed on Schedule 2.1(e) of the Seller Disclosure Schedule;

(f)                                   to the extent transferable and required to operate the Business, all Permits, which are held by Seller and required for the conduct of the Business as currently conducted or for the ownership and use of the Purchased Assets, as listed on Schedule 2.1(f) of the Seller Disclosure Schedule;

(g)                                  all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (other than prepaid Taxes) primarily related to the Business, including those listed on Schedule 2.1(g) of the Seller Disclosure Schedule;

(h)                                 the equity interests of the entities listed on Schedule 2.1(h) (collectively, the “Purchased Subsidiaries”);

(i)                                     all of Seller’s rights, to the extent transferable, under warranties, indemnities and all similar rights against third parties to the extent primarily related to any Purchased Assets, including those listed on Schedule 2.1(i);

(j)                                    copies of all Books, Records and Files (other than income and similar Tax Returns and related Books, Records and Files), to the extent primarily used in, or primarily related to, the Business; provided, however, that Seller may redact any information to the extent primarily used in, or primarily related to, the Excluded Assets or Seller’s Other Businesses from Books, Records and Files and similar materials conveyed pursuant to this Section 2.1(j); and

(k)                                 all goodwill and the going concern value of the Business;

provided that, notwithstanding anything in this Agreement to the contrary, the Purchased Assets shall include Seller’s leasehold interest in Building 2.  Seller and Purchaser shall review, update as necessary and use reasonable best efforts to finalize each section of the Seller Disclosure Schedule referred to in this Section 2.1 (collectively, the “Assets Lists”) at least three (3) but no more than five (5) Business Days prior to the Closing.

2.2                               Excluded Assets.  Notwithstanding the foregoing, the Purchased Assets shall not include the following assets (collectively, the “Excluded Assets”):

(a)                                 Cash and Cash Equivalents;

(b)                                 All Contracts to which Seller is a party or by which Seller or any of its properties or assets may be bound that are not primarily related to the Business (the “Excluded Contracts”);

(c)                                  the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of Seller;

(d)                                 except as otherwise provided in Article 8 or as set forth on Schedule 2.1(b) and Schedule 5.9(a)(i) of the Seller Disclosure Schedule, all Employee Benefit Plans and assets attributable thereto;

(e)                                  the assets, properties and rights specifically set forth on Schedule 2.2(e) of the Seller Disclosure Schedule;

(f)                                   the rights which accrue or will accrue to Seller under this Agreement, the Ancillary Agreements and the transactions contemplated thereby;

(g)                                  all intercompany accounts receivable between Seller and any of its Affiliates, or between any Affiliate of Seller and any other Affiliate of Seller;

(h)                                 except as otherwise provided in Section 7.16, all rights and benefits under the Seller Insurance Policies;

(i)                                     all rights to any Actions of any nature available to or being pursued by Seller to the extent related to actions or omissions prior to the Closing, whether arising by way of counterclaim or otherwise, other than those primarily relating to the Business, the Purchased Assets or the Assumed Liabilities;

(j)                                    all interests in and to refunds of Taxes relating to Pre-Closing Tax Periods or the Excluded Assets; and

(k)                                 that certain Transition Services Agreement, dated May 7, 2012, by and between Seller and Sumitomo Electric Device Innovations, U.S.A., Inc. (the “Sumitomo TSA”) and all rights thereunder, including all accounts receivable owed thereunder.

2.3                               Assumed Liabilities.  At the Closing, Purchaser shall assume and agree to pay, perform and discharge when due, and indemnify and hold Seller harmless from and against any and all Losses attributable to, any and all Liabilities of Seller and Seller’s Affiliates to the extent primarily relating to or arising out of the Business, the Purchased Assets or the Transferred Employees, whenever arising, existing or occurring, other than the Excluded Liabilities set forth in Section 2.4 below, and including the Liabilities assumed pursuant to Article 8 and Article 9 (collectively, together with all other obligations and Liabilities of Seller and Seller’s Affiliates assumed by Purchaser, the Ancillary Agreements and the Schedules hereto and thereto, the “Assumed Liabilities”).

2.4                               Excluded Liabilities.  At the Closing, Seller or its Affiliates shall retain (or, if necessary, expressly assume), and shall be responsible for paying, performing and discharging when due, and Purchaser shall not assume or have any responsibility for, any of the following Liabilities (collectively, the “Excluded Liabilities”):

(a)                                 all Liabilities of Seller or any of its Affiliates to the extent relating to or arising out of Seller’s Other Businesses or the Excluded Assets or otherwise not primarily related to the Business, Purchased Assets or Assumed Liabilities;

(b)                                 all Liabilities in respect of the Transferred Employee Accrual;

(c)                                  all Liabilities relating to the Employee Benefit Plans, including, for the avoidance of doubt, the Clevenger Retention Agreement, except as otherwise provided in Article 8;

(d)                                 all Liabilities relating to Business Employees who are not Transferred Employees;

(e)                                  all pre-Closing Tax Liabilities of Seller and its Affiliates, including those Liabilities retained by Seller pursuant to Article 9;

(f)                                   all indebtedness for borrowed money of Seller or any of its Affiliates under any note, bond, credit agreement or similar instrument with any financial institution, including, without limitation, under the Credit and Security Agreement;

(g)                                  all intercompany payables and loans between Seller and any of its Affiliates, or between any Affiliate of Seller and any other Affiliate of Seller;

(h)                                 any Liabilities or obligations of Seller under this Agreement or the Ancillary Agreements; and

(i)                                     all Liabilities set forth on Schedule 2.4(i) of the Seller Disclosure Schedule.

ARTICLE 3

PURCHASE PRICE

3.1                               Purchase Price. On the terms and subject to the conditions set forth in this Agreement, in consideration of the sale of the Purchased Assets and the assumption of the Assumed Liabilities, at the Closing Purchaser shall pay to Seller by wire transfer in immediately available funds to a bank account designated by Seller in writing not fewer than two (2) Business Days prior to the Closing Date an amount in cash equal to $150,000,000 (the “Preliminary Purchase Price”). The Final Purchase Price is the Preliminary Purchase Price, as it may be adjusted in accordance with Section 3.2.

3.2                               Working Capital Adjustment.

(a)                                 Preparation of the Final Net Working Capital Statement.

(i)                                     As soon as practicable, but no later than ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Proposed Net Working Capital Statement”) setting forth Purchaser’s calculation of the Net Working Capital as of immediately prior to the Closing (the “Closing Working Capital”).

(ii)                                  If Seller disagrees with Purchaser’s calculation of Closing Working Capital, Seller shall promptly, but in no event later than thirty (30) days after receiving the Proposed Net Working Capital Statement (the “Review Period”), deliver to Purchaser written notice describing in reasonable detail and with appropriate supporting documentation its calculation of the Net Working Capital and its dispute by specifying those items or amounts as to which Seller disagrees, together with Seller’s determination of such disputed items and amounts (a “Dispute Notice”); provided that Seller shall be deemed to have agreed with all items and amounts that are not disputed in the Dispute Notice.  If Seller fails to deliver a Dispute Notice within the Review Period, Seller and Purchaser agree that the Proposed Net Working Capital Statement shall be deemed to set forth the Final Net Working Capital.  If Seller delivers a Dispute Notice to Purchaser within the Review Period, Purchaser and Seller will use reasonable good faith efforts to resolve the dispute during the 30-day period commencing on the date Seller delivers the Dispute Notice to Purchaser.  If Seller and Purchaser are not able to resolve all disputed items within such 30-day period, then the items remaining in dispute shall be submitted immediately to McGladrey LLP or, if such firm is unable or unwilling to serve in such capacity, then such jointly selected independent nationally recognized firm with no existing or former business relationship with any Party hereto mutually agreeable to Seller and Purchaser (the “Accounting Firm”).  The Accounting Firm shall be given reasonable access to all relevant records of Purchaser and Seller to calculate the Closing Working Capital.  If any remaining issues in dispute are submitted to the Accounting Firm for resolution, each of Seller and Purchaser will be afforded an opportunity to present to the Accounting Firm any material relating to the determination of the matters in dispute and to discuss such matters with the Accounting Firm.  The Accounting Firm shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of Seller, on the one hand, and Purchaser, on the other, and not by independent investigation, the Net Working Capital and shall be instructed that its calculation (A) must be made in accordance with GAAP applied in accordance with Seller’s accounting practices and on a basis consistent with the preparation of the Statement of Net Working Capital attached hereto as Exhibit B, and (B) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by Seller in the Dispute Notice and by Purchaser in the Proposed Net Working Capital Statement.  The Accounting Firm shall submit such calculation to Purchaser and Seller as soon as practicable, but in any event within thirty (30) days after the remaining issues in dispute are submitted to the Accounting Firm.  The determination by the Accounting Firm of the Closing Working Capital, as set forth in a written notice delivered to Seller and Purchaser by the Accounting Firm in accordance with this Agreement absent manifest error will be binding and conclusive on Seller and Purchaser.  Closing Working Capital as finally determined in accordance with this Section 3.2(a)(ii) is referred to herein as the “Final Net Working Capital.”

(iii)                               In the event Seller and Purchaser submit any unresolved objections to an Accounting Firm for resolution as provided in Section 3.2(a)(ii) above, the fees and expenses of such Accounting Firm will be shared equally between Seller and Purchaser.

(iv)                              Purchaser shall make its financial records available to Seller and its accountants and other representatives, and Seller shall make its financial records available to Purchaser and its accountants and other representatives, in each case, at reasonable times during the period beginning on the Closing Date and ending on the date of the final determination of Final Net Working Capital pursuant to Section 3.2(a)(ii) above, subject to customary indemnification and other agreements that may be requested by representatives of the Parties.

(b)                                 Net Working Capital Adjustment.

(i)                                     If (A) the Final Net Working Capital as determined pursuant to Section 3.2(a)(ii) above equals or exceeds the Reference Net Working Capital or (B) the Reference Net Working Capital exceeds the Final Net Working Capital, in either case by an amount equal to or less than the Collar Amount, then, in either case, there shall be no adjustment of the Preliminary Purchase Price pursuant to this Section 3.2(b);

(ii)                                  If the Final Net Working Capital as determined pursuant to Section 3.2(a)(ii) above is greater than the Reference Net Working Capital by more than the Collar Amount or less than the Reference Net Working Capital by more than the Collar Amount, the Preliminary Purchase Price will be adjusted as follows:

(A)                   If the Final Net Working Capital exceeds the Reference Net Working Capital by more than the Collar Amount, Purchaser shall pay to Seller, by wire transfer of immediately available funds to one or more accounts designated by Seller, the amount by which the Final Net Working Capital exceeds the sum of (x) the Reference Net Working Capital plus (y) the Collar Amount; and

(B)                   If the Reference Net Working Capital exceeds the Final Net Working Capital by more than the Collar Amount, Seller shall pay to Purchaser, by wire transfer of immediately available funds to one or more accounts designated by Purchaser, the amount by which the Reference Net Working Capital exceeds the sum of (x) the Final Net Working Capital plus (y) the Collar Amount.

3.3                               Transferred Employee Accrual.

(a)                                 As soon as practicable, but no later than ninety (90) days after the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Proposed Transferred Employee Accrual Statement”) setting forth Seller’s calculation of the Transferred Employee Accrual as of immediately prior to the Closing (the “Closing Transferred Employee Accrual”).

(b)                                 If Purchaser disagrees with Seller’s calculation of the Closing Transferred Employee Accrual, Purchaser shall promptly, but in no event later than thirty (30) days after receiving the Proposed Transferred Employee Accrual Statement (the “Transferred Employee Accrual Review Period”), deliver to Seller written notice describing in reasonable detail and with appropriate supporting documentation its calculation of the Transferred Employee Accrual and its dispute by specifying those items or amounts as to which Purchaser disagrees, together with Purchaser’s determination of such disputed items and amounts (a “Transferred Employee Accrual Dispute Notice”); provided that Purchaser shall be deemed to have agreed with all items and amounts that are not disputed in the Transferred Employee Accrual Dispute Notice.  If Purchaser fails to deliver a Transferred Employee Accrual Dispute Notice within the Transferred Employee Accrual Review Period, Purchaser and Seller agree that the Proposed Transferred Employee Accrual Statement shall be deemed to set forth the Final Transferred Employee Accrual.  If Purchaser delivers a Transferred Employee Accrual Dispute Notice to Seller within the Transferred Employee Accrual Review Period, Seller and Purchaser will use reasonable good faith efforts to resolve the dispute during the 30-day period commencing on the date Purchaser delivers the Transferred Employee Accrual Dispute Notice to Seller.  If Purchaser and Seller are not able to resolve all disputed items within such 30-day period, then the items remaining in dispute shall be submitted immediately to the Accounting Firm.  The Accounting Firm shall be given reasonable access to all relevant records of Seller and Purchaser to calculate the Closing Transferred Employee Accrual.  If any remaining issues in dispute are submitted to the Accounting Firm for resolution, each of Purchaser and Seller will be afforded an opportunity to present to the Accounting Firm any material relating to the determination of the matters in dispute and to discuss such matters with the Accounting Firm.  The Accounting Firm shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of Purchaser, on the one hand, and Seller, on the other, and not by independent investigation, the Transferred Employee Accrual and shall be instructed that its calculation (A) must be made in accordance with GAAP applied in accordance with Seller’s accounting practices and on a basis consistent with the preparation of the Financial Statements, and (B) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by Purchaser in the Transferred Employee Accrual Dispute Notice and by Seller in the Proposed Transferred Employee Accrual Statement.

The Accounting Firm shall submit such calculation to Seller and Purchaser as soon as practicable, but in any event within thirty (30) days after the remaining issues in dispute are submitted to the Accounting Firm.  The determination by the Accounting Firm of the Closing Transferred Employee Accrual, as set forth in a written notice delivered to Purchaser and Seller by the Accounting Firm in accordance with this Agreement absent manifest error will be binding and conclusive on Purchaser and Seller.  The Closing Transferred Employee Accrual as finally determined in accordance with this Section 3.3(b) is referred to herein as the “Final Transferred Employee Accrual.”  Purchaser shall pay to Seller, by wire transfer of immediately available funds to one or more accounts designated by Seller, the amount of the Final Transferred Employee Accrual.

(c)                                  In the event Seller and Purchaser submit any unresolved objections to an Accounting Firm for resolution as provided in Section 3.3(b) above, the fees and expenses of such Accounting Firm will be shared equally between Seller and Purchaser.

(d)                                 Seller shall make its financial records available to Purchaser and its accountants and other representatives, and Purchaser shall make its financial records available to Seller and its accountants and other representatives, in each case, at reasonable times during the period beginning on the Closing Date and ending on the date of the final determination of the Final Transferred Employee Accrual pursuant to Section 3.3(b) above, subject to customary indemnification and other agreements that may be requested by representatives of the Parties.

3.4                               Purchase Price Adjustment. The Preliminary Purchase Price shall be adjusted in accordance with the aggregate amount paid (i) to Seller pursuant to Section 3.2(b)(ii)(A) and/or Section 3.3(b), which amount shall increase the Preliminary Purchase Price, or (ii) to Purchaser pursuant to Section 3.2(b)(ii)(B), which amount shall reduce the Preliminary Purchase Price.  The Preliminary Purchase Price as it may be adjusted pursuant to this Section 3.4 is referred to herein as the “Final Purchase Price.”

3.5                               Purchase Price Allocation.

(a)                                 Within thirty (30) Business Days after the later to occur of the determination of the Final Net Working Capital and the Final Transferred Employee Accrual in accordance with the provisions of Sections 3.2(a) and 3.3, respectively, Purchaser shall provide to Seller an allocation of the Final Purchase Price among the Purchased Assets (the “Allocation”).  The Allocation shall be prepared by Purchaser in accordance with Section 1060 of the Code.  Seller shall be entitled to review and comment on such schedule for thirty (30) Business Days, and Purchaser shall consider such comments in good faith.  Thereafter, Purchaser shall provide Seller with Purchaser’s final allocation schedule.

(b)                                 Each of Seller and Purchaser shall (i) be bound by the Allocation for purposes of determining Taxes and (ii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with the Allocation.  Seller and Purchaser shall not take any position inconsistent with the Allocation in any Tax Return, in any refund claim, in any litigation, or otherwise unless required by a final determination by an applicable taxing authority.

ARTICLE 4

CLOSING

4.1                               Closing Date.  Subject to the terms and conditions of this Agreement, the sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022, at 10:00 a.m. local time, on the third (3rd) Business Day following the satisfaction or waiver of each of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) or at such other place, time or date as Seller and Purchaser may mutually agree in writing; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article 10 (other than those conditions that by their terms are to be satisfied at the Closing), the Closing shall occur on the earlier of (i) a Business Day before or during the Marketing Period specified by Purchaser on three (3) Business Days prior written notice to Seller, and (ii) the first Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver (to the extent permitted hereunder) of all of the conditions set forth in Article 10 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions)).  (the day on which the Closing takes place, the “Closing Date”).

4.2                               Closing Deliveries by Seller.  At the Closing, Seller shall deliver to Purchaser:

(a)                                 a duly executed counterpart of the Bill of Sale and Assignment and Assumption Agreement;

(b)                                 a duly executed counterpart of the Intellectual Property Transfer and License Agreement;

(c)                                  a duly executed counterpart of the Supply Agreement;

(d)                                 a duly executed counterpart of the Transition Services Agreement;

(e)                                  a duly executed counterpart of the Pre-Novation Agreement;

(f)                                   the certificate required by Section 10.3(a);

(g)                                  a duly executed certification that Seller is not a foreign person within the meaning set forth in Treasury Regulation section 1.1445-2(b)(2); and

(h)                                 a duly executed assignment of lease, in customary form, conveying the Leased Business Real Property to Purchaser.

4.3                               Closing Deliveries by Purchaser.  At the Closing, Purchaser shall deliver to Seller:

(a)                                 the Preliminary Purchase Price pursuant to Section 3.1;

(b)                                 a duly executed counterpart of the Bill of Sale and Assignment and Assumption Agreement;

(c)                                  a duly executed counterpart of the Intellectual Property Transfer and License Agreement;

(d)                                 a duly executed counterpart of the Supply Agreement;

(e)                                  a duly executed counterpart of the Transition Services Agreement;

(f)                                   a duly executed counterpart of the Pre-Novation Agreement; and

(g)                                  the certificate required by Section 10.2(a);and

(h)                                 a duly executed assumption of lease, in customary form, assuming the Leased Business Real Property from Seller.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule (it being understood and agreed by the Parties that disclosure of any item in any section or subsection of the Seller Disclosure Schedule pertaining to representations and warranties shall be deemed disclosure with respect to any other section or subsection of the Seller Disclosure Schedule pertaining to representations and warranties to which the relevance of such item is reasonably apparent), Seller hereby represents and warrants to Purchaser as follows:

5.1                               Organization, Authority and Qualification.

(a)                                 Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of New Jersey and has all necessary corporate power and authority to enter into, execute and deliver this Agreement and, subject to obtaining the Seller Shareholder Approval (as defined herein), to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby are within Seller’s corporate powers and have been duly authorized and approved by the board of directors of Seller, and except for obtaining the Seller Shareholder Approval, no other corporate action on the part of Seller is necessary to authorize and approve the execution, delivery and performance by Seller of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller, and, assuming due authorization, execution and delivery by Purchaser, constitutes a valid and binding obligation of Seller, enforceable against it in accordance with its terms, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(b)                                 The board of directors of Seller, at a meeting duly called and held, acting unanimously, has (i) approved the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby, including the sale of the Purchased Assets to Purchaser, (ii) determined that it is in the best interests of Seller and its shareholders to enter into this Agreement, (iii) resolved, subject to Section 7.4 hereof, to recommend that the shareholders of Seller approve this Agreement and the transactions contemplated hereby, including the sale of the Purchased Assets to Purchaser (the “Seller Board Recommendation”) and (iv) directed that such matters be submitted to Seller’s shareholders for their approval.

(c)                                  The affirmative vote of the holders of a majority of the votes cast by the holders of the outstanding shares of Common Stock of Seller (“Common Stock”) at the meeting of Seller’s shareholders to be held in connection with the sale of the Purchased Assets to Purchaser (the “Seller Shareholder Meeting”), voting together as a single class, entitled to vote on the approval of this Agreement and the transactions contemplated hereby, including the sale of the Purchased Assets to Purchaser (the “Seller Shareholder Approval”), is the only vote or approval of the holders of any class or series of capital stock of Seller or any of its Affiliates which is necessary to approve this Agreement and the transactions contemplated hereby. The Common Stock is the only class of capital stock of Seller entitled to vote on the sale of the Purchased Assets and the transactions contemplated hereunder.  Neither Seller nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the holders of the Common Stock on any matter.  None of the holders of any class or series of capital stock of Seller or any of its Subsidiaries has a right to dissent pursuant to the New Jersey Business Corporation Act in connection with this Agreement or the transactions contemplated hereunder.

(d)                                 Schedule 5.1(d) of the Seller Disclosure Schedule sets forth, with respect to each Purchased Subsidiary, its authorized capital stock or other equity interests and the amount of such capital stock or other equity interests validly issued and outstanding as of the date of this Agreement (such issued and outstanding equity interests, the “Purchased Subsidiaries Equity Interests”).  All of the Purchased Subsidiaries Equity Interests are owned by Seller, and no other Person has any right or claim to any of the Purchased Subsidiaries Equity Interests whether through ownership of securities, Contract or otherwise.  All outstanding Purchased Subsidiaries Equity Interests have been duly authorized and validly issued and are free of preemptive rights.

(e)                                  Except as disclosed on Schedule 5.1(e) of the Seller Disclosure Schedule, none of the Purchased Subsidiaries has any assets, liabilities or obligations of any nature, other than as may be incident to its formation.

5.2                               No Conflict.  Assuming that the Seller Shareholder Approval is obtained and that all Consents and other actions described in Section 5.3 and Section 5.10(a) have been obtained and except as may result from any facts or circumstances relating solely to Purchaser, the execution, delivery and performance of this Agreement by Seller does not and shall not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws of Seller, (b) result in a violation or breach of, or cause acceleration, constitute (with or without due notice or lapse of time or both) a default or result in the loss of a material benefit (or give rise to any right of consent, termination, cancellation or acceleration or require notice) under any of the terms, conditions or provisions of any Material Contract, Government Contract or Government Bid, or (c) conflict with or violate any Law or Governmental Order applicable to Seller or its assets, properties or businesses, except, in the case of clause (b) or (c) above, have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.3                               Governmental Consents and Approvals.  The execution, delivery and performance of this Agreement by Seller does not and shall not require any Consent of, action by, filing with or notification to, any Governmental Authority, except (a) filings required under, and compliance with other applicable requirements of, the HSR Act, (b) notifications and filings required in order to comply with Export Controls and Economic Sanctions Laws, (c) novation approval of the Government Contracts with a Governmental Authority of the United States Government, as listed on Schedule 5.3 of the Seller Disclosure Schedule, (d) as may be necessary as a result of any facts or circumstances relating solely to Purchaser or any of its Affiliates or (e) to the extent that the failure to obtain any such Consent or to take such action, make such filing or make such notification has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.4                               Financial Statements.

(a)                                 Seller has delivered to Purchaser unaudited balance sheets and income statements of the Business as of and for the fiscal year ended September 30, 2013 and as of and for the nine months ended June 30, 2014 (the “Recent Balance Sheet Date” and, together with the Interim Financial Statements, the “Financial Statements”). The Financial Statements have been, and in the case of the Interim Financial Statements will be, prepared in accordance with GAAP, and fairly present, and in the case of the Interim Financial Statements will fairly present, in all material respects, the financial condition and results of operations of the Business as of the respective dates of and for the periods referred to herein, in each case, subject to (i) the absence of statements of cash flow, stockholders’ equity and footnotes for the periods covered by the Financial Statements; (ii)  year-end audit adjustments consistent with past practice that, individually or in the aggregate, are not material in amount or nature; and (iii) with respect to the unaudited balance sheets and income statements of the Business as of and for the fiscal quarter ended September 30, 2014, the continuing review of Seller’s management and the completion of Seller’s procedures, in each case consistent with management’s financial reporting practices in the ordinary course of business.

(b)                                 Neither Seller nor any of its Subsidiaries has any Liabilities pertaining to the Business (whether or not required to be reflected or reserved against on a balance sheet of Seller prepared in accordance with GAAP), except Liabilities pertaining to the Business (i) reflected or reserved against on the balance sheet of the Business as of the Recent Balance Sheet Date included in the Financial Statements; (ii) expressly contemplated by this Agreement or otherwise incurred in accordance herewith, (iii) as a result of actions taken or refrained from being taken at the written request of Purchaser or (iv) incurred after the Recent Balance Sheet Date that do not have, and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(c)                                  There are no off-balance sheet arrangements of any type (including any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) pertaining to the Business.

(d)                                 Neither Seller nor any of its Subsidiaries nor any director or executive officer thereof has, and to the Knowledge of Seller, no other officer, employee or accountant of Seller or any of its Subsidiaries has, received any material complaint, allegation, assertion or claim, in writing (or to the Knowledge of Seller, orally) that Seller or any of its Subsidiaries has engaged in improper, illegal or fraudulent accounting or auditing practices pertaining to the Business. Except as provided in Schedule 5.4(d) of the Seller Disclosure Schedule, to the Knowledge of Seller, since October 1, 2012, no attorney representing Seller or any of its Subsidiaries, whether or not employed by Seller or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar material violation by Seller or any of its Subsidiaries or any of their respective officers, directors, employees or agents pertaining to the Business to the board of directors or any committee thereof or to any director or officer of Seller or any of its Subsidiaries.

(e)                                  Neither Seller nor any of its Subsidiaries are party to any Financial Support Arrangements used in the operation of the Business as currently conducted.

5.5                               Litigation.  No Action by or against Seller is pending or, to the Knowledge of Seller, threatened against Seller or any of its Affiliates by or before any Governmental Authority or by any third party that (a) relates to or arose out of the Purchased Assets, the Assumed Liabilities or the Business or (b) questions the validity of this Agreement or any of the Ancillary Agreements, or any action taken or to be taken by Seller in connection with this Agreement or any of the Ancillary Agreements, which, in the case of each of clauses (a) and (b), would reasonably be expect to result in (i) injunctive or declaratory relief or Losses exceeding $150,000 to the Business; or (ii) individually or in the aggregate, a Material Adverse Effect.

5.6                               Title to and Sufficiency of Assets.

(a)                                 Seller has good and valid title to or has valid and enforceable license or leasehold interests in, or other legal rights to possess or use, all of the Purchased Assets other than the Leased Business Real Property and Owned Business Real Property (which, collectively, is subject to the representations and warranties set forth in Section 5.8 hereof) (including, without limitation, all Tangible Personal Property included in the Purchased Assets, except as have been disposed of in the ordinary course of business), free and clear of all Encumbrances, except for Permitted Encumbrances.

(b)                                 Assuming the Consents of third Persons set forth on Schedule 5.6(b) of the Seller Disclosure Schedule are obtained, or, if necessary, alternative arrangements contemplated by Section 7.11(d) have been performed, the Purchased Assets, taken together with the services, assets and rights to be provided hereunder or under the Ancillary Agreements, constitute, and on the Closing Date will constitute, all of the assets necessary to operate the Business in all material respects in the manner immediately after the Closing as it is currently conducted by Seller and its Affiliates; provided, however, that, for the avoidance of doubt, the foregoing and the representation and warranty set forth in Section 5.7 shall not be deemed to constitute a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property or other proprietary rights of third parties, which are addressed solely in Section 5.15(c).

5.7                               Compliance with Laws.  Seller is not, nor since October 1, 2012 has been, in violation of any Law applicable to Seller with respect to the Business or the Purchased Assets, except for violations that would not, individually or in the aggregate, have a Material Adverse Effect.

5.8                               Real Property.

(a)                                 Schedule 5.8(a) of the Seller Disclosure Schedule sets forth a list of all Owned Business Real Property and all Leased Business Real Property.

(b)                                 Each of Seller and its Affiliates has good, marketable and valid title to, or valid leasehold or sublease interests or other comparable Contract rights in or relating to, all of its Owned Business Real Property and Leased Business Real Property, except as have been disposed of in the ordinary course of business and except for Permitted Encumbrances.  There are no Persons (other than the Seller) in possession of the Owned Business Real Property, and the Owned Business Real Property is not subject to any sublease, license, occupancy agreement or other Contract that grants to any Person any rights to acquire, lease, use or occupy the Owned Business Real Property or any portion thereof, except for Permitted Encumbrances. There are no condemnation, taking or eminent domain proceedings pending, or, to the Seller’s Knowledge, contemplated or threatened against the Seller’s interest in all or any part of the Owned Business Real Property.

(c)                                  Assuming that all consents described on Schedule 5.8(c) have been obtained and all notices described on Schedule 5.8(c) have been given, each of Seller and its Affiliates has complied in all material respects with the terms of all leases relating to Leased Business Real Property to which it is a party and under which it is in occupancy, and all leases relating to Leased Business Real Property to which Seller or an Affiliate of Seller is a party and under which it is in occupancy are in full force and effect.  As of the date hereof, Seller has delivered to Purchaser true, correct and complete copies of each Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither Seller nor any Affiliate of Seller has received a written notice of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a default with respect to any lease regarding the Leased Business Real Property to which it is a party, and (ii) assuming that all consents described on Schedule 5.8(c) have been obtained and all notices described on Schedule 5.8(c) have been given, neither Seller nor any Subsidiary of Seller is in default and, to the Seller’s Knowledge, there does not exist any event, condition or omission which would constitute a breach or default (whether by lapse of time or notice or both) by any other Person party to any such lease.

(d)                                 There is no pending or, to the Seller’s Knowledge, threatened (i) zoning application or proceeding; (ii) tax certiorari proceeding or other tax contest or dispute; or (iii) other Action or matter relating to any Leased Business Real Property or Owned Business Real

Property or portion thereof or interest therein that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)                                  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Leased Business Real Property and Owned Business Real Property (i) except for ordinary wear and tear, is in good order and repair and structurally sound; (ii) has all necessary occupancy and other certificates and permits, municipal and otherwise, for the lawful use and occupancy of such Real Property for the Business, which occupancy and other certificates and permits are valid and in full force and effect; (iii) does not have any outstanding correcting work orders from any Governmental Authority or any insurance company; and, (iv) to the Knowledge of Seller, does not have any pending or proposed special or other assessments for public improvements or otherwise affecting such Real Property (nor are there any contemplated improvements to such Real Property that may result in such special or other assessment).

5.9                               Material Contracts.

(a)                                 Except for those agreements set forth (by applicable subsection) on Schedule 5.9(a) of the Seller Disclosure Schedule (collectively, the “Material Contracts”) and except for this Agreement and any lease of Leased Business Real Property (which is subject to the representations and warranties set forth in Section 5.8 hereof), as of the date hereof, none of the Assigned Contracts constitute:

(i)                                     Contracts for the employment of any officer, employee or other person on a full-time, part-time, consulting or other basis (excluding, for the avoidance of doubt, customary at-will employment arrangements) or any other agreement providing severance, retention, termination, bonus, stay bonus or similar benefits to any person upon a change of control of Seller or consummation of the transactions contemplated by this Agreement;

(ii)                                  Contracts (other than a Government Contract) entered into in the ordinary course of business involving aggregate committed payments to or from Seller in excess of $150,000 per year;

(iii)                               Contracts between Seller or any of its subsidiaries, on the one hand, and any director, officer, general or limited partner or any other Affiliate of Seller or any of its subsidiaries, on the other;

(iv)                              Contracts (other than a Government Contract) for the disposition of any assets of Seller or any of its subsidiaries or any agreement for the acquisition of any assets or business of any other entity, in each case, involving consideration in excess of $150,000 or the incurrence of “earnout” or similar contingent payment obligations in excess of $150,000 on the Business to the extent such obligations are still in effect;

(v)                                 Contracts (A) limiting the ability of Seller or any of its subsidiaries to engage, in any material respect, in any line of business or to compete, in any material respect, with any Person; (B) granting any rights of exclusivity or (C) granting any “most favored customer”, “most favored supplier” or similar rights;

(vi)                              collective bargaining agreements, labor contracts or other written agreements, or arrangements with any labor union or any employee organization;

(vii)                           Contracts pursuant to which (A) Seller licenses from any Person Intellectual Property or Technology for use primarily within the Business (excluding licenses pertaining to “off-the-shelf” or commercially available software used pursuant to shrink-wrap or click-through license agreements on reasonable terms for an annual license fee of no more than $20,000) or (B) Seller licenses to any Person any material Purchased Business Intellectual Property or material Purchased Business Technology;

(viii)                        other Contracts entered into outside the ordinary course of business involving more than $150,000 per year or $300,000 over the life of such contract.

Seller has made available to Purchaser or its Representatives prior to the date hereof a complete and accurate copy of each Material Contract, as amended or modified prior to the date hereof, subject to redactions required to comply with Applicable Laws.

(b)                                 Except for matters which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and for terminations or expirations at the end of the stated term after the date hereof, (i) each Material Contract is a valid, binding and legally enforceable obligation of Seller, as the case may be, and, to the Knowledge of Seller, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Material Contract is in full force and effect and (iii) Seller is not (with or without notice or lapse of time, or both) in breach or default under any provision of any such Material Contract and, to Seller’s Knowledge, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

5.10                        Government Contracts; Government Bids.

(a)                                 Set forth (by applicable subsection) on Schedule 5.10(a) of the Seller Disclosure Schedule is a complete and correct list of (i) all Government Contracts and (ii) all Government Bids, in each case, with reference to any required Consents that must be obtained before a Government Contract or Government Bid may be assigned to Purchaser.  Seller has made available to Purchaser a complete and accurate copy of each such Government Contract and Government Bid, as amended or modified prior to the date hereof, subject to redactions required to comply with applicable Law.  Purchaser acknowledges that Seller makes no representation or warranty that any of its Government Bids will be selected for award by the applicable Governmental Authority or prime contractor or if selected that an award will be made to Purchaser.

(b)                                 There is no pending audit or investigation of Seller or any of its Subsidiaries with respect to any alleged material irregularity, misstatement, overpayment, omission, or misconduct arising under or relating to any Government Contract or Government Bid.  With respect to each Government Contract or outstanding Government Bid, since October 1, 2011, (i) no material costs incurred by Seller or any of its Subsidiaries have been disallowed or questioned, and (ii) neither Seller nor any of its Subsidiaries has been under any administrative, civil, or criminal investigation, indictment, or audit (other than routine audits) or made any disclosure to a Governmental Authority with respect to any alleged material irregularity, misstatement, overpayment, omission, or misconduct arising under or relating to any Government Contract or Government Bid.

(c)                                  Since October 1, 2011, (i) no Governmental Authority nor any prime contractor, subcontractor or vendor has asserted any material claim or any other material action for relief and (ii) no Governmental Authority, prime contractor, subcontractor or vendor has formally initiated any material dispute, protest or proceeding; in each case relating to any Government Contract or Government Bid.

(d)                                 With respect to each Government Contract and each Government Bid, since October 1, 2011, (i) Seller and each of its Subsidiaries has complied in all material respects with all terms and conditions of such Government Contract or Government Bid, as applicable; (ii) Seller and each of its Subsidiaries has complied in all material respects with all applicable Law pertaining to such Government Contract or Government Bid, as applicable; (iii) all representations, certifications and claims executed, acknowledged or set forth in or pertaining to such Government Contract or Government Bid were current, accurate and complete in all material respects as of their effective date, and Seller and each of its Subsidiaries have complied in all material respects with all such representations and certifications; (iv) no termination for convenience, termination for default, stop or suspension of work, cure notice, show cause notice or notice addressing contractor responsibility with respect to any Government Contract has been received by or issued by Seller or any of its Subsidiaries, except, in either case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (v) no money due to Seller or any of its Subsidiaries pertaining to any Government Contract has been withheld or offset, nor has any claim been made to withhold or offset money (other than retainages in the ordinary course of business as provided for in the applicable Government Contract).

(e)                                  Neither Seller nor its Subsidiaries nor, to the Knowledge of Seller, any of its respective affiliates, directors, managers, officers or employees is (or at any time during the last four (4) years) has been suspended, debarred, proposed for suspension or proposed for debarment from doing business with a Governmental Authority.

(f)                                   The Purchased Assets include (i) all registered copyrights, registered Trademarks, Patents owned by Seller or any of its Subsidiaries that are reasonably necessary to the performance of any Government Contract or Government Bid, if awarded (“Seller Government Contracts IP”), and (ii) all material licenses, sublicenses and other agreements and permissions under which Seller or any of its Subsidiaries is a licensee that are reasonably necessary to the performance of any Government Contract or Government Bid, if awarded (“IP Licenses”).  Seller has good and valid title to, or has the right to use and otherwise exploit, Seller

Government Contracts IP.  To the Knowledge of Seller, (A) Seller has a valid and enforceable right or license to use all material third party Intellectual Property that is licensed to Seller or its Subsidiaries pursuant to the IP Licenses and (B) no Governmental Authority possesses ownership or license rights in any of the Seller Government Contracts IP or the IP Licenses.

(g)                                  To the Knowledge of Seller, the contractor business systems used by Seller and its Subsidiaries during performance of any Government Contract are in compliance with applicable requirements of a Government Contract and all applicable Law. Since October 1, 2011, no Governmental Authority or auditor working on behalf of a Governmental Authority has notified Seller or any of its Subsidiaries of a significant weakness or deficiency with any such business system.

(h)                                 Neither Seller nor any of its Subsidiaries has assigned any of their respective material claims, material rights to receive value or other material interests under any Government Contract pursuant to the Assignment of Claims Act, as amended, or otherwise.

(i)                                     All technical data, computer software and computer software documentation (as those terms are defined under the FAR) delivered to a Governmental Authority under or in connection with any Government Contract have been properly and sufficiently marked and protected so that no more than the rights or licenses required under applicable Government Contract terms, if any, have been provided.  All disclosures, elections, and notices required by applicable contract terms to protect ownership of inventions conceived, first actually reduced to practice or made under any Government Contract have been made and provided to the relevant Governmental Authority.

5.11                        Environmental Matters.

(a)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)                                     Seller is in compliance with all applicable Environmental Laws with respect to the Business and the ownership and operation of the Purchased Assets and Seller has obtained and is in compliance with all Environmental Permits with respect to the Business and the ownership and operation of the Purchased Assets;

(ii)                                  there are no pending Environmental Claims with respect to the Business, the Owned Business Real Property, the Leased Business Real Property or any formerly owned or operated real property with respect to the Business, and Seller has not received written notice of a threatened Environmental Claim;

(iii)                               there is and has been no Release and there is no threatened Release of  Hazardous Substance, nor are any Hazardous Substances present at any of the Leased Business Real Property, Owned Business Real Property or any formerly owned or operated properties with respect to the Business, or at any facility that received Hazardous Substances generated in connection with the Business, in quantities or under circumstances that would reasonably be expected to result in Environmental Liabilities, a Remedial Action or an Environmental Claim;

(iv)                              neither the Business nor Seller or a predecessor in interest with respect to the Business, is subject to any Contract or other agreement that may require it to pay, reimburse, pledge, defend or hold harmless any Person for or against any Environmental Liabilities or Environmental Claims;

(v)                                 neither Seller nor the Business nor predecessor in interest with respect to the Business has been named, listed or received written notice of liability as a potentially responsible party or a responsible party by a Governmental Authority in a matter arising out of any Environmental Law;

(vi)                              there are no Environmental Liens pending or, to the Knowledge of Seller, threatened with respect to the Business or the Purchased Assets;

(vii)                           there is and has been no mold condition arising out of the sprinkler system at Seller’s Albuquerque, New Mexico facility on July 10, 2014 and July 21, 2014; and

(viii)                        there are no underground storage tanks located on, the Owned Business Real Property or the Leased Business Real Property.

(b)                                 Seller has made available to Purchaser complete and true copies of all material environmental reports, studies, assessments, and sampling data within in its possession or control relating to the operations of the Business, the Owned Business Real Property, and the Leased Business Real Property.

5.12                        Insurance.  Schedule 5.12 of the Seller Disclosure Schedule contains a true, correct and complete list of all insurance policies currently in effect (by policy number, insurer, policy holder, policy period, type, and amount of coverage) held for the benefit of the Business and the Purchased Assets (the “Insurance Policies”).  The Insurance Policies are sufficient for compliance with applicable Law and Contracts.  Seller is in compliance in all material respects with the terms and provisions of the Insurance Policies and all premiums due and payable with respect thereto have been paid.  Seller has not received a written notice of cancellation or termination of any Insurance Policy.  The limits of the Insurance Policies have not been materially eroded.  There is no material claim relating to the Business or the Purchased Assets pending under any of the Insurance Policies as to which coverage has been denied or disputed by the underwriters of such policy.

5.13                        Employee Benefits.

(a)                                 Schedule 5.13(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of each Compensation and Benefit Plan maintained, sponsored or contributed to, or required to be contributed to, by Seller or any Seller ERISA Affiliate for the benefit of any current or former employee of Seller or its Affiliates who primarily performs (or performed) his or her services for, or with respect to, the Business (collectively, the “Employee Benefit Plans”). No Employee Benefit Plan is maintained outside the jurisdiction of the United States, or covers any current or former employee of Seller or its Affiliates who primarily performs (or performed) his or her services for, or with respect to, the Business residing or working outside of the United States.

(b)                                 With respect to each of the Employee Benefit Plans, Seller has made available to Purchaser copies of each of the following documents: (i) each Employee Benefit

Plan (including all amendments thereto); (ii) the annual report (including Form 5500 and attached schedules) and actuarial report, if required under ERISA or the Code, with respect to each such Employee Benefit Plan for the last plan year ending prior to the date hereof; (iii) the most recent summary plan description, together with each summary of material modifications, if required under ERISA, with respect to such Employee Benefit Plan; (iv) the most recent determination letter received from the IRS with respect to each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code; and (v) any trust agreement or other funding arrangement.

(c)                                  Each of the Employee Benefit Plans has been operated and administered in compliance in all material respects with its terms and with all applicable Laws, including ERISA and the Code.  There are no pending or, to the Knowledge of Seller, threatened claims by or on behalf of any of the Employee Benefit Plans, by any current or former employee or independent contractor of Seller or its Affiliates who primarily performs (or performed) his or her services for, or with respect to, the Business or any beneficiary thereof covered under any such Employee Benefit Plan or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits).  Each Employee Benefit Plan intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to its qualified status under the Code, or may make such amendments as may be required to obtain a favorable determination letter from the IRS within the remedial amendment period and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(d)                                 No Employee Benefit Plan is subject to Title IV of ERISA and neither the Seller, its Subsidiaries or any Seller ERISA Affiliate has at any time in the past six years sponsored or contributed to, or has or had any liability or obligation in respect of, any plan subject to Title IV of ERISA.  Neither the Seller nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees or independent contractors of Seller or its Affiliates who primarily perform (or performed) their services for, or with respect to, the Business, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable law.

(e)                                  No Employee Benefit Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could result in (i) severance pay or any increase in severance pay upon any termination of the employment of a current or former employee of Seller or its Affiliates who primarily performs (or performed) his or her services for, or with respect to, the Business after the date of this Agreement, (ii) acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, an increase in the amount payable or in any other material obligation pursuant to, any of the Employee Benefit Plans in respect of a Business Employee or (iii) payments to a current or former employee or independent contractor of Seller or its Affiliates who primarily performs (or performed) his or her services for, or with respect to, the Business which would not be deductible under Section 280G of the Code.

5.14                        Tax Matters.

(a)                                 All income tax and all other material Tax Returns that were required to have been filed by Seller in respect of or in relation to the Business or the Purchased Assets have been filed (taking into account any extensions of time in which to file) and all such Tax Returns are true, correct and complete in all material respects.  Seller has paid or withheld and remitted all material Taxes due with respect to the periods covered by such Tax Returns.  There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the Purchased Assets.  Seller has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency with respect to the Business or the Purchased Assets.

(b)                                 Purchased Subsidiaries.

(i)                                     All income tax and all other material Tax Returns that were required to have been filed by Seller in respect of or in relation to the Purchased Subsidiaries have been filed (taking into account any extensions of time in which to file) and all such Tax Returns are true, correct and complete in all material respects.

(ii)                                  The Purchased Subsidiaries are not currently the subject of an audit or other examination of material Taxes by any taxing authority and has not received any written notice from any taxing authority relating to any issue which could have an adverse effect in any material respect on the Tax liability of the Purchased Subsidiaries after the Closing Date.

(iii)                               There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes or deficiencies against the Purchased Subsidiaries.

(iv)                              All Taxes which the Purchased Subsidiaries are required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, non-resident or other third party have been duly withheld or collected (including, but not limited to, Code Section 3402), and have been timely paid over to the proper authorities to the extent due and payable.

(v)                                 There are no tax sharing, allocation, indemnification or similar agreements in effect as between either of the Purchased Subsidiaries and any other Person under which the applicable Purchased Subsidiary could be liable for the Taxes of another Person after the Closing Date.

(vi)                              There are no Encumbrances with respect to any Taxes of the Purchased Subsidiaries other than Permitted Encumbrances.

(vii)                           No jurisdiction where no Tax Return has been filed or no Tax has been paid by either of the Purchased Subsidiaries has made a claim for the payment of any Tax or the filing of any Tax Return, in each case, with respect to such Purchased Subsidiary.

(viii)                        Each of the Purchased Subsidiaries is not and will not be required to include any item of income in, or exclude any item of deduction from, federal taxable income for any Tax period (or portion thereof) ending after the Closing Date, as a result of a change in method of accounting, any installment sale or open transaction, any prepaid amount, refund or credit.

(ix)                              Each of the Purchased Subsidiaries is not and has never been a beneficiary of or otherwise participated in any reportable transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(x)                                 Each of the Purchased Subsidiaries is not, nor has it ever been, a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time during the applicable period referred to in Code Section 897(c)(l)(A)(ii).

5.15                        Intellectual Property.

(a)                                 Registered IP.  Schedule 5.15(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of all Registered IP.

(b)                                 Ownership.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) Seller owns all right, title and interest in and to the Registered IP free from Encumbrances (other than Permitted Encumbrances), (ii) Seller has good and valid title to, or has the right to use and otherwise exploit, and following the Closing, Purchaser will have, all other items of Purchased Business Intellectual Property and Purchased Business Technology as the same is used and otherwise exploited by Seller in the Business as presently conducted, and (iii) Seller has not received any written or, to the Knowledge of Seller, oral notice or claim challenging Seller’s ownership or use of any Purchased Business Intellectual Property or Purchased Business Technology.  No Purchased Business Intellectual Property or Purchased Business Technology material to the Business is subject to any outstanding Governmental Order against Seller restricting the use, sale or exploitation thereof by Seller.

(c)                                  Non-Infringement. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) Seller has not, in its conduct of the Business since October 1, 2011, infringed, misappropriated or otherwise violated any Intellectual Property of any Person and (ii) there is no such claim pending or, to the Knowledge of Seller, threatened against Seller in writing. To the Knowledge of Seller, no Person is infringing, misappropriating or otherwise violating any Purchased Business Intellectual Property, and no such claims are pending or threatened against any Person by Seller.  This Section 5.15(c) constitutes the only representation and warranty of Seller with respect to any actual or alleged infringement or other violation of any Intellectual Property of any other Person.

(d)                                 Source Code; Open Source. Seller (i) is not subject to any Contract with any Person pursuant to which Seller has deposited, or would be required to deposit, into escrow the source code of any software that is material to the Business and (ii) has not disclosed or delivered the source code for any software that is material to the Business to any Person who is not an independent contractor (subject to confidentiality obligations) or an employee of Seller.  To the Knowledge of Seller, no material Purchased Business Intellectual Property or Purchased

Business Technology that is comprised of software is subject to the terms of any “open source” license that requires, or would reasonably be expected to require, the disclosure, delivery, license or distribution of the source code of any such software of Seller to any Person.

(e)                                  Security. Seller takes commercially reasonable precautions to protect the confidentiality, integrity, operation and security of its software and IT Systems controlled by Seller against any unauthorized use, access, interruption, modification or corruption. To the Knowledge of Seller as of the date hereof, there have been no material security breaches or distributions, viruses, malware, or similar events suffered by the software or IT Systems.

5.16                        Labor Matters.

(a)                                 There are no pending or, to the Knowledge of Seller, threatened strikes, lockouts, work stoppages or slowdowns involving the employees of Seller or one of its Affiliates who primarily perform their services for, or with respect to, the Business (“Current Business Employee”), except for any such strikes, lockouts, work stoppages or slowdowns that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)                                 There is no unfair labor practice proceeding involving the Current Business Employees before the National Labor Relations Board pending or, to the Knowledge of Seller, threatened against Seller.

(c)                                  Neither the Seller nor any Subsidiary is a party to any labor or collective bargaining agreement which represents Current Business Employees and there are no labor or collective bargaining agreements which pertain to Current Business Employees.  No Current Business Employees are represented by any labor organization with respect to their employment with Seller or any Subsidiary; no labor organization or group of Current Business Employees has made a pending demand for recognition or certification to Seller and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Seller, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority relating to the Seller with respect to Current Business Employees.  There are no organizing activities involving the Seller with respect to Business pending with any labor organization or group of Current Business Employees.

(d)                                 There are no complaints, charges, or claims against Seller pending, or to the Knowledge of Seller, threatened in writing to be brought or filed, with any authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or any individual by Seller with respect to the Business.

(e)                                  Seller has taken commercially reasonable steps to ensure that the independent contractors who provide, or provided, services to the Business are, or were, properly classified as independent contractors and the Business is not under investigation or audit with respect to its treatment of independent contractors as independent contractors rather than employees.

(f)                                   With respect to the Business and Current Business Employees, Seller is in compliance in all material respects with all laws governing the employment of labor, including, but not limited to, all such laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation.

5.17                        Absence of Certain Changes. Except as contemplated by this Agreement, (a) since the Recent Balance Sheet Date, there has not been any state of facts, change, development, event, effect, condition or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (b) between the Recent Balance Sheet Date and the date hereof, Seller has not taken any action that, if taken after the date of this Agreement without the written consent of Purchaser, would constitute a breach of subsections (d) through (e) of Section 7.3.

5.18                        Affiliate Transactions. No director or officer (other than in their capacity as such) or Affiliate of Seller is a party to any Contract or material transaction with Seller relating to the Business, including any Contract for any loans, advances, enterprise-level buying or sharing-of-discounts or no-cost-use arrangements, or otherwise requiring payments to or from, any such Person.

5.19                        Customers. Schedule 5.19 of the Seller Disclosure Schedule sets forth a list of the 10 most significant customers of Seller and its Subsidiaries pertaining to the Business, taken as a whole (the “Key Customers”), based on dollar sales volumes during the 12-month period ended June 30, 2014. Since October 1, 2013, none of Seller nor any of its Subsidiaries has received any written notice from a Key Customer that such Key Customer will (or has threatened to) cancel, terminate, materially limit or materially and adversely modify its current (or currently proposed) business relationship with Seller or any of its Subsidiaries other than with respect to requests by Key Customers to delay shipment of products of Seller or any of its Subsidiaries in the ordinary course.

5.20                        Suppliers. Schedule 5.20 of the Seller Disclosure Schedule sets forth a list of the 10 most significant suppliers of Seller and its Subsidiaries pertaining to the Business (the “Key Suppliers”), taken as a whole, based on amounts invoiced during the 12-month period ended June 30, 2014. Since October 1, 2013, none of Seller nor any of its Subsidiaries has received any written notice from a Key Supplier indicating that such Key Supplier has ceased, or will (or has threatened to) cancel, terminate, materially limit or materially and adversely modify its current (or currently proposed) business relationship with Seller or any of its Subsidiaries.

5.21                        Export Controls; Economic Sanctions and Customs Matters.

(a)                                 Except as set forth on Schedule 5.21(a) of the Seller Disclosure Schedule, in the last five (5) years the Seller (i) has not exported, reexported, sold or otherwise transferred (including transfers to non-U.S. Persons located in the United States) any commodities, software, technology, or services or any other items (collectively, “Items”) in violation of applicable Export Controls and Economic Sanctions Laws, nor exported, reexported, sold or otherwise transferred any Items with knowledge or reason to know that such Items would be exported, reexported, sold or otherwise transferred in violation of applicable Export Controls and Economic Sanctions Laws, (ii) where required by Law, has notified recipients of such Items of the potential applicability of Export Controls and Economic Sanctions Laws to the recipients’ use or other disposition thereof, and (iii) has not engaged in any other transactions, or otherwise dealt, with any Person with whom U.S. persons are prohibited from dealing under Export Controls and Economic Sanctions Laws, including, for example, any Person designated by the U.S. Treasury Department’s Office of Foreign Assets Control on the List of Specially Designated Nationals and Blocked Persons; the U.S. Commerce Department’s Entity List, Unverified List, or Denied Persons List; or the Debarred List or non-proliferation sanctions maintained by the U.S. State Department.

(b)                                 In the last five (5) years, the Seller has not been the subject of an investigation or inquiry or subject to civil or criminal proceedings or penalties imposed by any Governmental Authority with respect to violations or alleged violations of applicable Export Controls and Economic Sanctions Laws in relation to the Business.

(c)                                  In the last five (5) years, the Seller has not been the subject of an investigation or inquiry or subject to civil or criminal proceedings or penalties imposed by any Governmental Authority with respect to violations or alleged violations of applicable Customs Laws in relation to the Business.

(d)                                 Except as set for on Schedule 5.21(d) of the Seller Disclosure Schedule, in the last five (5) years the Seller has not made any voluntary disclosure with respect to a violation or possible violation of Export Controls, Economic Sanctions, or Customs Laws to any Governmental Authority in relation to the Business.

5.22                        Anti-Corruption.

(a)                                 Each of the Seller and the Affiliates of the Seller is, and at all times has been, in compliance with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and all other applicable anti-bribery and anti-corruption laws of those jurisdictions in which they do business (collectively, “Anti-Corruption Laws”).  Neither the Seller nor its Affiliates, nor any of their respective directors, officers, employees, stockholders, agents, representatives or other persons acting or purporting to act on their behalf has:

(i)                                     offered, promised, paid, given, authorized or approved the payment or giving of any money, gift or other thing of value, directly or indirectly, to or for the benefit of any employee, official, representative, or other person acting on behalf of any government or department, agency or instrumentality thereof, or of any public international organization, or any political party or official thereof, or candidate for political office (a “Government Official”), for the purpose of: (x) influencing any act or decision of such Government Official in his, her, or its official capacity; or (y) inducing such Government Official to do, or omit to do, an act in violation of the lawful duty of such Government Official, or (z) securing any improper advantage;

(ii)                                  used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or

(iii)                               acted or attempted to act in any manner which would subject the Seller or any of its Affiliates to liability under any Anti-Corruption Law.

(b)                                 There are, and have been, no allegations, investigations, inquiries, actions or proceedings with regard to a potential violation of any Anti-Corruption Law by the Seller or any of its Affiliates or any of their respective current or former directors, officers, employees, stockholders or agents, or other persons acting or purporting to act on their behalf.

5.23                        Opinion of Financial Advisor. The board of directors of Seller has received an oral opinion (to be confirmed in writing) from Raymond James & Associates, Inc., dated as of September 16, 2014, to the effect that, based upon and subject to the assumptions, disclaimers, limitations, qualifications and other matters set forth in the written opinion, the Preliminary Purchase Price to be received by Seller pursuant to this Agreement is fair, from a financial point of view, to Seller. A non-reliance copy of such opinion will be provided to Purchaser promptly for information purposes following receipt thereof by Seller.

5.24                        Anti-Takeover Laws. There are no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Laws applicable to this Agreement or the transactions contemplated herein.

5.25                        Brokers.  Seller shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

5.26                        Solvency. Assuming satisfaction of the conditions to this Agreement, and after giving effect to the transactions contemplated hereby, the assumption or retention (as applicable) of the Excluded Liabilities by Seller and its Affiliates, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, Seller and its Subsidiaries (on a consolidated basis) will be Solvent as of the Closing Date and immediately after the consummation of the transactions contemplated hereby.

5.27                        Disclaimer.  EXCEPT AS SET FORTH IN THIS ARTICLE 5, NONE OF SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF SELLER, ITS AFFILIATES OR THE BUSINESS.  ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

6.1                               Organization and Authority of Purchaser.  Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to enter into, execute and deliver this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate or similar action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser, and, assuming due authorization, execution and delivery by Seller, this Agreement is a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

6.2                               No Conflict.  Assuming that all Consents and other actions described in Section 6.3 have been obtained, and except as may result from any facts or circumstances relating solely to Seller, the execution, delivery and performance by Purchaser of this Agreement do not and shall not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or its assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, result in the loss of a material benefit under any of the terms, conditions or provisions of, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, Contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser is a party or pursuant to which its property or assets are bound, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

6.3                               Governmental Consents and Approvals.  The execution, delivery and performance by Purchaser of this Agreement do not and shall not require any Consent of, action by, filing with, or notification to, any Governmental Authority, except (a) filings required under, and compliance with other applicable requirements of, the HSR Act, (b) notifications and filings required in order to comply with Export Controls and Economic Sanctions Laws, (c) novation approval of the Government Contracts with a Governmental Authority of the United States Government, as listed on Schedule 5.3 of the Seller Disclosure Schedule, or (d) to the extent that the failure to obtain any such Consent or to take such action, make such filing or make such notification, would not prevent or materially delay the consummation by Purchaser of the transactions contemplated by this Agreement.

6.4                               Litigation.  As of the date hereof, no Action by or against Purchaser is pending or, to the Knowledge of Purchaser, threatened, challenging the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

6.5                               Compliance with Laws.  To the Knowledge of Purchaser, Purchaser is not in violation of any Law applicable to Purchaser, except for violations that would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement and consummate the transactions contemplated hereby.

6.6                               Debarment.  Neither Purchaser nor its Subsidiaries nor, to the Knowledge of Purchaser, any of its respective affiliates, directors, managers, officers or employees is (or at any time during the last four (4) years) has been suspended, debarred, proposed for suspension or proposed for debarment from doing business with a Governmental Authority.

6.7                               Financing; Sufficiency of Funds.  Purchaser has delivered to Seller true, accurate and complete copies of (i) the commitment letter and any fee letter and any other ancillary agreements related thereto, subject only to redactions to exclude any pricing, fees, expenses and other amounts, including pricing and other economic terms included in the flex provisions set forth in the fee letter (collectively, the “Debt Financing Commitment”), dated as of the date hereof, between Purchaser and Citizens Bank, National Association and Citizens Bank of Pennsylvania (collectively, the “Lenders”), pursuant to which the Lenders have committed, subject to the terms and conditions thereof, to provide debt financing in connection with the transactions contemplated hereby (the “Debt Financing”), (ii) the mezzanine commitment letter and any fee letter and any other ancillary agreements related thereto, subject only to redactions to exclude any pricing, fees, expenses and other amounts, including pricing and other economic terms included in the “market flex” provisions set forth in the fee letter (collectively, the “Mezzanine Financing Commitment”), dated as of the date hereof, between Purchaser and Hancock Capital Management, LLC (collectively, the “Mezzanine Lender”), pursuant to which the Mezzanine Lender has committed, subject to the terms and conditions thereof, to provide mezzanine financing in connection with the transactions contemplated hereby (the “Mezzanine Financing”), and (iii) the equity commitment letter, dated as of the date hereof, between Purchaser and the Guarantor (such equity commitment letter, the “Equity Financing Commitments” and, together with the Debt Financing Commitment and the Mezzanine Financing Commitment, the “Financing Commitments”), pursuant to which the Guarantor has committed, subject to the terms and conditions thereof, to provide equity financing in connection with the transactions contemplated hereby (the “Equity Financing” and, together with the Debt Financing and the Mezzanine Financing, the “Financing”). As of the date hereof, each of the Financing Commitments is in full force and effect, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law), and the respective commitments contained in the Financing Commitments have not been modified, withdrawn or rescinded in any respect and Purchaser is not in breach of any of the terms or conditions set forth therein and, assuming the satisfaction of the conditions set forth in Sections 10.1 and 10.3(a)(i), no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach or failure to satisfy a condition precedent set forth therein. As of the date hereof, the Financing Commitments constitute the legal, valid and binding obligations of Purchaser and, to Purchaser’s actual knowledge, the other parties thereto, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).  Purchaser has fully paid any and all commitment fees, costs and expenses or other fees, costs and expenses required to be paid prior to the date of this Agreement pursuant to the Financing Commitments, and Purchaser will fully pay, after the date hereof, any and all such commitment or other fees, costs and expenses as they become due.

As of the date hereof, there are no side letters or other agreements or arrangements relating to the Financing to which Purchaser or any of its Affiliates is a party, the Debt Financing Commitment contains all of the conditions precedent to the obligations of the funding parties thereunder to make the Debt Financing available to Purchaser on the terms therein, the Mezzanine Financing Commitment contains all of the conditions precedent to the obligations of the funding parties thereunder to make the Mezzanine Financing available to Purchaser on the terms therein, and the Equity Financing Commitments contain all of the conditions precedent to the obligations of the funding parties thereunder to make the Equity Financing available to Purchaser on the terms therein. As of the date hereof, assuming the satisfaction of the conditions set forth in Sections 10.1 and 10.3(a)(i), Purchaser does not believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Purchaser on the Closing Date.

6.8                               Brokers.  Purchaser shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

6.9                               Investigation by Purchaser.  Purchaser has conducted its own independent review and analysis of the Business and the Purchased Assets and acknowledges that Purchaser has been provided access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and its Affiliates for this purpose.  In entering into this Agreement, Purchaser has relied solely upon its own investigation and analysis, and Purchaser acknowledges that, except for the representations and warranties of Seller expressly set forth in Article 5, neither Seller nor any of its directors, officers, employees, agents or advisors or any other Person makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its directors, officers, employees, agents or advisors in connection with the transactions contemplated hereby, except for the representations and warranties of Seller expressly set forth in Article 5.  Without limiting the generality of the foregoing, neither Seller nor any of its directors, officers, employees, agents or advisors or any other Person makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its directors, officers, employees, agents or advisors. Without limiting the generality of the foregoing, neither Seller nor any of its directors, officers, employees, agents or advisors or any other Person has made a representation or warranty to Purchaser with respect to any material, documents or information relating to the Purchased Assets made available to Purchaser or its directors, officers, employees, agents or advisors in any “data room,” confidential memorandum, other offering materials or otherwise, except as expressly and specifically covered by a representation or warranty set forth in Article 5.

6.10                        Guarantee.  Concurrently with the execution of this Agreement, Purchaser has delivered to Seller the Guarantee, duly executed by the Guarantor, with respect to certain matters, including guaranteeing certain payment obligations of Purchaser in connection with the Agreement and subject to the terms and conditions set forth therein. As of the date of this Agreement, the Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantor enforceable against it in accordance with its terms, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

ARTICLE 7

ADDITIONAL COVENANTS AND AGREEMENTS

7.1                               Seller Shareholder Meeting.  Seller shall, as promptly as practicable following the execution of this Agreement, establish a record date for, duly call, give notice of, convene and hold the Seller Shareholder Meeting.  Subject to Section 7.4, Seller shall, through its board of directors, recommend to its shareholders approval of this Agreement and the sale of the Purchased Assets and shall include such recommendation in the Proxy Statement.  Without limiting the generality of the foregoing, Seller’s obligations pursuant to the first sentence of this Section 7.1 shall not be affected by (i) the disclosure or communication (publicly or otherwise) to Seller of any Alternative Transaction Proposal or (ii) the withdrawal or modification by the board of directors of Seller or any committee thereof of such board of directors’ or such committee’s approval or recommendation of this Agreement or the sale of the Purchased Assets.  If a Seller Adverse Recommendation Change shall have occurred and thereafter the board of directors shall recommend this Agreement and the sale of the Purchased Assets (a “Reinstated Recommendation”), Seller shall not hold or shall adjourn the Seller Shareholder Meeting until not less than ten (10) calendar days after the date of such Reinstated Recommendation.  Notwithstanding anything to the contrary in this Agreement, Seller may postpone or adjourn the Seller Shareholder Meeting (a) with the prior written consent of Purchaser, (b) for the absence of a quorum, (c) with Purchaser’s prior written consent, to allow reasonable additional time for any supplemental or amended disclosure which Seller has determined in good faith (after consultation with outside counsel) is reasonably necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Seller’s shareholders prior to the Seller Shareholder Meeting or (d) with Purchaser’s prior written consent, to allow additional solicitation of votes in order to obtain the Seller Shareholder Approval.

7.2                               Proxy Statement.  As promptly as reasonably practicable after the execution of this Agreement (and, in any case, within twenty (20) Business Days), Seller shall prepare and file with the SEC a proxy statement relating to the approval by the shareholders of Seller of this Agreement and the transactions contemplated hereby (the “Proxy Statement”) and Seller and Purchaser shall use their respective commercially reasonable efforts to cooperate with each other in connection with the preparation of the Proxy Statement.  Seller and Purchaser shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Proxy Statement and Seller shall cause the Proxy Statement to be mailed to the shareholders of Seller as promptly as practicable after the resolution of any such comments.  Purchaser shall furnish all information as may be reasonably requested by Seller in connection with the preparation, filing and distribution of the Proxy Statement, and no filing of, or amendment or supplement to, the Proxy Statement, or any response to any comments of the SEC with respect thereto, will be made by Seller, in each case without providing Purchaser a reasonable opportunity to review and comment thereon.  If at any time prior to the Closing any information relating to Purchaser, or any of its Affiliates, directors or officers, should be discovered by Seller which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, Seller shall promptly notify Purchaser and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law or the SEC, disseminated to the shareholders of Seller.  Seller shall notify Purchaser promptly of the receipt of any comments from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Purchaser with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Proxy Statement or the sale of the Purchased Assets.

7.3                               Conduct of the Business.  From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 11.1), except as expressly required by applicable Law, as set forth on Schedule 7.3 of the Seller Disclosure Schedule, as expressly required by this Agreement or any Ancillary Agreement or as otherwise waived or consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall and shall cause its Affiliates to:

(a)                                 carry on the Business in the ordinary course of business consistent with past practice, and in any event in compliance in all material respects with all applicable Laws;

(b)                                 use commercially reasonable efforts to preserve intact the goodwill of the Business and the relationships of Seller with its customers, vendors, suppliers, employees and others having business relations with the Business;

(c)                                  continue to maintain the Books, Records and Files of Seller and its Affiliates primarily related to the Business on a basis consistent with past practice;

(d)                                 continue to make all necessary and material filings and payments with Governmental Authorities in connection with the Business (including all Registered IP) in a timely manner, and use commercially reasonable efforts to maintain in effect all material Permits, including export and import licenses and other material approvals required for the ongoing operation of the Business as presently conducted;

(e)                                  not (and shall not permit its Affiliates to), in each case, with respect to the Business (other than with respect to actions or matters primarily related to Seller’s Other Businesses), any Purchased Asset or any Assumed Liability:

(i)                                     sell, transfer, assign, convey, license (as licensor), lease (as lessor) or otherwise dispose of or subject to Encumbrances (other than Permitted Encumbrances), directly or indirectly, any assets constituting any Purchased Assets, other than the sale of goods and services, inventory or obsolete or excess immaterial equipment, in each case, in the ordinary course of business consistent with past practice;

(ii)                                  acquire, directly or indirectly (by merger, exchange, consolidation or acquisition of stock or assets or otherwise), any other Person or a material portion of the assets of any other Person, in each case, if such Person or such assets, as applicable, as of the Closing would constitute Purchased Assets, except for the acquisition of assets in the ordinary course of business consistent with past practice;

(iii)                               (A) increase the compensation or fringe benefits of any present or former officer or employee of the Business (except for increases in salary or hourly wage rates to an employee of the Business (other than officers), in the ordinary course of business consistent with past practice or the payment of accrued or earned but unpaid bonuses), (B) grant any severance or termination pay to any present or former officer or employee of the Business (except in accordance with any preexisting contract or agreement made available to Purchaser prior to execution of this Agreement), (C) loan or advance any money or other property to any present or former officer or employee of the Business (except in accordance with any preexisting contract or agreement made available to Purchaser prior to execution of this Agreement), or (D) establish, adopt, enter into, amend or terminate any Employee Benefit Plan applicable to a Current Business Employee or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Benefit Plan applicable to a Current Business Employee if it were in existence as of the date of this Agreement;

(iv)                              (A) amend or modify any Material Contract, other than amendments or modifications not adverse in any material respect to the Business or Purchaser’s interest in the Purchased Assets or Assumed Liabilities, taken as a whole; (B) voluntarily terminate any Material Contract that has not expired in accordance with its terms; or (C) enter into any Material Contract (or make any bid which, if accepted, would result in a Material Contract), other than in the ordinary course of business consistent with past practices;

(v)                                 terminate the coverage of any Insurance Policy with respect to the Business, the Purchased Assets or the Assumed Liabilities, except (A) where such terminated coverage is replaced by comparable coverage; or (B) in connection with any change of insurance coverage by Seller that applies to Seller as a whole, or to one of more of the Seller’s business units, or that otherwise is not directed at the Business, the Purchased Assets or the Assumed Liabilities (provided that such change does not result in a material gap in coverage of the Business, the Purchased Assets or the Assumed Liabilities);

(vi)                              pay, release, discharge, settle, compromise or satisfy any claim, liability or pending or threatened Action relating to the Business (A) with a value exceeding $150,000; or (B) that would reasonably be expected to adversely affect in any material respect the operation of the Business after the Closing;

(vii)                           revalue any Purchased Asset or Assumed Liability (other than any write down or write off of the value of any current asset), except as may be required by GAAP consistently applied;

(viii)                        make any changes to its accounting principles or practices to the extent applicable to the Business, other than as may be required by GAAP or Law;

(ix)                              make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to obtain a Tax refund, consent to any extension or waiver of the statute of limitations with respect to the Business, any Purchased Asset, any Purchased Subsidiary or any Assumed Liability;

(x)                                 enter into any Affiliate Transaction, except in the ordinary course of business consistent with past practice; or

(xi)                              agree in writing to take any of the foregoing actions; and

(f)                                   not permit either of the Purchased Subsidiaries to (i) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents; (ii) sell, transfer, assign, convey, license (as licensor), lease (as lessor) or otherwise dispose of or subject to Encumbrances (other than Permitted Encumbrances), directly or indirectly, any assets of such Purchased Subsidiary; or (iii) carry on such Purchased Subsidiary’s business in any manner other in the ordinary course of business consistent with past practice and in compliance in all material respects with all applicable Laws;

provided, however, except as expressly provided in this Section 7.3, nothing in this Section 7.3 shall (A) prohibit Seller or its Affiliates from conducting their businesses, including the Business, in their reasonable discretion or (B) give Purchaser, directly or indirectly, the right to control or direct the operations of Seller prior to Closing.

7.4                               No Solicitation; Change in Recommendation.

(a)                                 Seller and its Subsidiaries shall, and shall direct their respective Representatives to, cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an Alternative Transaction Proposal.  Except as otherwise expressly permitted by this Section 7.4, Seller and its Subsidiaries shall not, and shall use their reasonable best efforts to cause their Representatives not to, directly or indirectly (A) initiate, solicit or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries regarding, or the making of any proposal or offer (including any proposal or offer to Seller’s shareholders) that constitutes, or could reasonably be expected to result in, an Alternative Transaction Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding an Alternative Transaction Proposal, (C) agree to, approve, endorse, recommend or consummate an Alternative Transaction Proposal, (D) enter into any Seller Acquisition Agreement, (E) take any action to approve a third party becoming an “interested stockholder,” or to approve any transaction with an “interested stockholder,” for purposes of Section 14A:10A-1 et seq. of the New Jersey Shareholders’ Protection Act or Seller’s Restated Certificate of Incorporation, as amended, or (F) resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing.  Seller acknowledges and agrees that doing any of the foregoing by any Representative of Seller or any of its Subsidiaries shall be deemed to be a breach by Seller of this Section 7.4(a).  Seller shall, within two (2) Business Days after the date of this Agreement, promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring the Purchased Assets to return (or, if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement and, if requested by Purchaser, to enforce such Person’s obligation to do so and Seller shall immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b)                                 Notwithstanding anything to the contrary contained in Section 7.4(a), but subject to Seller’s compliance in all material respects with the other provisions of this Section 7.4, if the board of directors of Seller receives an unsolicited, written bona fide Alternative Transaction Proposal from a Person, that did not arise from a breach of this Section 7.4, after the date of this Agreement and prior to the date Seller obtains the Seller Shareholder Approval that the board of directors of Seller (or a committee thereof) determines, after receiving the advice of outside legal counsel and an independent financial advisor of nationally recognized reputation, constitutes or would reasonably be expected to result in a Superior Proposal, then, prior to obtaining the Seller Shareholder Approval, Seller may (i) furnish pursuant to an Acceptable Confidentiality Agreement any information with respect to Seller and its Subsidiaries to the Person making such Alternative Transaction Proposal, provided that any such information must be provided to Purchaser simultaneously with or promptly following its provision to such Person to the extent reasonably practicable and not previously made available to Purchaser, and (ii) participate in discussions and negotiations with such Person regarding an Alternative Transaction Proposal if, but only if, prior to taking the actions described in either of clause (i) or (ii), the board of directors of Seller (or a committee thereof) (A) after receiving advice from Seller’s outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to Seller and its shareholders under applicable Law and (B) obtains from such Person an Acceptable Confidentiality Agreement and, substantially simultaneously with its execution, delivers to Purchaser a copy of such Acceptable Confidentiality Agreement.  For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any confidentiality agreement entered into after the date of this Agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to Seller than those contained in the Confidentiality Agreement (as defined herein).

(c)                                  Seller shall promptly (and in any event within one (1) Business Day after receipt by Seller or any of its Subsidiaries or any of their respective Representatives), notify Purchaser of the receipt of any Alternative Transaction Proposal or any inquiries relating to an Alternative Transaction Proposal or any request for information from, or any negotiations sought to be initiated or continued with, either Seller or its Representatives concerning an Alternative Transaction Proposal.  Seller’s notice shall include (i) a copy of any written Alternative Transaction Proposal and any other documents provided to Seller or any of its Subsidiaries with respect to such Alternative Transaction Proposal or (ii) in respect of any Alternative Transaction Proposal, any inquiry relating to an Alternative Transaction Proposal or any request for information relating to an Alternative Transaction Proposal not made in writing, a written summary of the material terms of such Alternative Transaction Proposal, inquiry or request, including the identity of the Person or group of Persons making the Alternative Transaction Proposal, inquiry or request.  Seller shall keep Purchaser reasonably informed on a prompt basis (and in any event within one (1) Business Day) of the status or developments regarding any Alternative Transaction Proposal, inquiry or request, including any discussions with respect to or amendments or proposed amendments thereto.  Other than a Seller Acquisition Agreement entered into in accordance with this Agreement, none of Seller or any of its Subsidiaries shall, after the date of this Agreement, enter into any agreement, including an Acceptable Confidentiality Agreement, that would prohibit it from satisfying its obligations under this Agreement or grant any Person exclusive rights to negotiate with Seller.  Seller shall provide Purchaser with at least forty-eight (48) hours prior written notice of any meeting of the board of directors of Seller (or a committee thereof) at which the board of directors of Seller (or a committee thereof) is reasonably expected to consider any proposal, inquiry, offer or request with respect thereto (or any lesser advance notice otherwise provided to members of the board of directors of Seller (or a committee thereof) in respect of such meeting).

(d)                                 Except as expressly permitted by Section 7.4(e) and subject to Section 7.4(f), the board of directors of Seller (or a committee thereof) shall not (i) (A) change, qualify, withdraw, modify or fail to make, or propose to change, qualify, withdraw or modify (publicly or otherwise), in a manner adverse to Purchaser, the Seller Board Recommendation, (B) make any public statement or take any public action inconsistent with the Seller Board Recommendation, (C) approve or recommend, or publicly propose to approve or recommend to the shareholders of Seller an Alternative Transaction Proposal or (D) take formal action or make any recommendation or public statement in connection with a tender offer or exchange offer not conditioned on the sale of the Business pursuant to this Agreement other than (1) a recommendation, in a Solicitation/Recommendation Statement on Schedule 14D-9, against such offer within ten (10) Business Days after the commencement of such offer and in any event within two (2) Business Days prior to the Seller Shareholder Meeting or (2) a “stop, look and listen” communication by the Seller Board pursuant to Rule 14d-9(f) of the Exchange Act (any action described in this clause (i) being referred to as a “Seller Adverse Recommendation Change”); provided, however, that any public statement other than a “stop, look and listen” statement of the type contemplated by Rule 14d-9(f) under the Exchange Act or a recommendation against acceptance of such tender or exchange offer shall be deemed to be a Seller Adverse Recommendation Change or (ii) authorize Seller or any of its Subsidiaries to enter into any letter of intent, term sheet, merger, acquisition or other agreement or arrangement with respect to, or which may reasonably be expected to lead to or otherwise further, any Alternative Transaction Proposal (other than an Acceptable Confidentiality Agreement permitted under Section 7.4(b)) (a “Seller Acquisition Agreement”).

(e)                                  Notwithstanding anything to the contrary herein, but subject to the provisions of Section 7.4(f), prior to obtaining the Seller Shareholder Approval, the board of directors of Seller (or a committee thereof) may make a Seller Adverse Recommendation Change (i) if the board of directors of Seller receives an unsolicited, written bona fide Alternative Transaction Proposal that did not arise or result from any breach of this Section 7.4 and that has not been withdrawn that the board of directors of Seller (or a committee thereof), after receiving the advice of outside legal counsel, determines in good faith (A) after also receiving the advice of independent financial advisors of nationally recognized reputation, constitutes a Superior Proposal and (B) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Seller shall not enter into a Seller Acquisition Agreement unless this Agreement shall have been terminated by Seller in accordance with Section 11.1(i) and the Seller Termination Fee has been paid in accordance with Section 11.3(b); or (ii) if an Intervening Event shall have occurred, if the board of directors of

Seller (or a committee thereof), after receiving the advice of outside legal counsel, determines in good faith that, in light of such Intervening Event, the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(f)                                   Seller shall not be entitled to effect a Seller Adverse Recommendation Change, terminate this Agreement pursuant to Section 11.1(i) or enter into a Seller Acquisition Agreement unless (i) Seller has complied in all material respects with this Section 7.4, (ii) Seller has provided written notice (a “Notice of Seller Adverse Recommendation Change”) to Purchaser that Seller intends to take such action and describing the material terms and conditions of the purported Superior Proposal or the event constituting an Intervening Event, as applicable, that is the basis of such action, including, if applicable, with such Notice of Seller Adverse Recommendation Change a copy of the relevant proposed transaction agreements with the party making such purported Superior Proposal and other material documents, including any equity and debt commitment letters and any other material documents related to the financing of such Superior Proposal, and (iii) following the end of the four (4) Business Day period following Purchaser’s receipt of the Notice of Seller Adverse Recommendation Change, (x) if such proposed Seller Adverse Recommendation Change is in response to a purported Superior Proposal, the board of directors of Seller shall have determined in good faith, taking into account any changes to the terms of this Agreement proposed by Purchaser to Seller in response to the Notice of Seller Adverse Recommendation Change or otherwise (the “Revised Transaction Proposal”), after having received the advice of an independent financial advisor of nationally recognized reputation and outside counsel, that such Alternative Transaction Proposal remains a Superior Proposal with respect to the Revised Transaction Proposal and (y) if such proposed Seller Adverse Recommendation Change is in response to an Intervening Event, the board of directors of Seller, after consultation with Seller’s outside legal counsel, shall have determined in good faith that failure to make a Seller Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law; provided that during any such four (4) Business Day period (or any extension thereof), Seller shall negotiate in good faith with Purchaser (to the extent Purchaser desires to negotiate) regarding any Revised Transaction Proposal.  Any substantive amendment to the terms of such Superior Proposal shall require a new Notice of Seller Adverse Recommendation Change and Seller shall be required to comply again with the requirements of this Section 7.4(f) (provided, however, that references to the four (4) Business Day period above shall be deemed to be references to a three (3) Business Day period).

(g)                                  Nothing in this Section 7.4 shall prohibit the board of directors of Seller (or a committee thereof) from taking and disclosing to the shareholders of Seller a position on any tender or exchange offer, if the board of directors of Seller (or a committee thereof) determines, after consultation with outside legal counsel, that failure to so disclose such position would constitute a violation of applicable Law; provided, however, that the board of directors of Seller (or a committee thereof) shall not recommend that the shareholders of Seller tender their shares in connection with any tender or exchange offer (or otherwise approve or recommend any Alternative Transaction Proposal) or effect a Seller Adverse Recommendation Change, unless in each case the applicable requirements of Section 7.4(f) shall have been satisfied.  In addition, it is understood and agreed that, for purposes of this Agreement (including Article 11), a factually accurate public statement by Seller that describes Seller’s receipt of an Alternative Transaction Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen”

communication or any similar communication to the shareholders of Seller, shall not, in and of itself, constitute a Seller Adverse Recommendation Change or an approval or recommendation with respect to any Alternative Transaction Proposal.

(h)                                 As used in this Agreement, “Alternative Transaction Proposal” shall mean any bona fide proposal or offer from any Person or group (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended) (other than Purchaser and its Affiliates) relating to, in a single transaction or series of related transactions, any (i) acquisition of twenty percent (20%) or more of the Purchased Assets or Purchased Assets to which twenty percent (20%) or more of Seller’s revenues or earnings associated with the Business are attributable, (ii) acquisition of twenty percent (20%) or more of any class of Common Stock or other equity securities of Seller, (iii) tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning twenty percent (20%) or more of any class of Common Stock or other equity securities of Seller, or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Seller.

(i)                                     As used in this Agreement, “Superior Proposal” shall mean any unsolicited, written bona fide Alternative Transaction Proposal on terms which the board of directors of Seller determines in good faith, after having received the advice of Seller’s outside legal counsel and independent financial advisors of nationally recognized reputation, to be more favorable, from a financial point of view, to the holders of Common Stock than the sale of the Purchased Assets pursuant to this Agreement, taking into account all of the terms and conditions of such proposal (including all legal and regulatory aspects of such proposal, including the likelihood and timing of consummation thereof) and this Agreement (including any Revised Transaction Proposal); provided, however, that for purposes of the definition of “Superior Proposal,” the references to “twenty percent (20%)” in the definition of Alternative Transaction Proposal shall be deemed to be references to “fifty percent (50%).”  For purposes of this Agreement, Raymond James & Associates, Inc. shall be deemed to be an independent financial advisor of nationally recognized reputation.

(j)                                    Notwithstanding anything to the contrary contained in Section 7.4(a), but subject to Seller’s compliance in all material respects with the other provisions of this Section 7.4, (i) upon receipt by Seller of an Alternative Transaction Proposal from a Person, Seller and its Representatives may contact such Person solely in order to clarify and understand the terms and conditions of any Alternative Transaction Proposal made by such Person so as to determine whether such Alternative Transaction Proposal constitutes or would reasonably be expected to result in a Superior Proposal.

(k)                                 Notwithstanding anything to the contrary contained in this Section 7.4 or elsewhere in this Agreement, the provisions of this Section 7.4 shall not apply to (i) the sale or disposition by way of asset sale (including a sale of equity securities of any Subsidiary) of any part, or all, of Seller’s Other Businesses so long as clause (i) of the definition of Alternative Transaction Proposal is not satisfied or (ii) any transaction that is conditioned on the consummation of the transactions contemplated by this Agreement, including, without limitation, any investment in or tender offer for Common Stock or other equity securities of Seller or any merger, consolidation, recapitalization or other business combination involving Seller or any of its Subsidiaries or any sale of all or substantially all of the assets of Seller and its Subsidiaries.

7.5                               Access to Information; Confidentiality.

(a)                                 From the date hereof until the Closing, upon reasonable notice, Seller shall: (i) afford Purchaser, the Debt Financing Sources, the Mezzanine Financing Sources and their respective Representatives reasonable access to the properties and Books, Records and Files of the Business (including access to conduct Phase I environmental site assessments but not intrusive soil testing), and (ii) furnish to the Representatives of Purchaser, the Debt Financing Sources and the Mezzanine Financing Sources such additional financial and operating data and other information regarding the Business (or copies thereof) as Purchaser, the Debt Financing Sources or the Mezzanine Financing Sources may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted at Purchaser’s expense, during normal business hours and in such a manner as not to interfere with the normal operations of the Business or any of Seller’s Other Businesses.  Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to disclose any information to Purchaser, the Debt Financing Sources or the Mezzanine Financing Sources if such disclosure would be reasonably likely to (x) cause significant competitive harm to the Business if the transactions contemplated hereby are not consummated, (y) jeopardize any attorney-client or other legal privilege (but only if such privilege is asserted in good faith and after using reasonable best efforts to disclose such information in a way that would not waive such privilege) or (z) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof (after using reasonable best efforts to disclose such information in a way that would not contravene any applicable Law, fiduciary duty or binding agreement), and in no event shall Seller or any of its respective Affiliates be required to provide access to or copies of any income Tax Returns of Seller or any such Affiliate.

(b)                                 The terms of the Confidentiality Agreement, dated as of February 20, 2014, between Purchaser and Seller (as amended, the “Confidentiality Agreement”), shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of Purchaser under this Section 7.5(b) shall terminate; provided, however, that, from and after the Closing, except as would have been permitted under the terms of the Confidentiality Agreement, Purchaser shall, and shall cause its officers, directors, employees, authorized representatives and Affiliates to, treat and hold as confidential, and not disclose to any Person the Confidential Information relating to Seller and the Excluded Assets and Seller’s Other Businesses.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect.

(c)                                  Nothing provided to Purchaser pursuant to Section 7.5(a) shall in any way amend or diminish Purchaser’s obligations under the Confidentiality Agreement.  Purchaser acknowledges and agrees, subject to Section 7.5(b), that any Evaluation Material (as defined in the Confidentiality Agreement) provided to Purchaser pursuant to Section 7.5(a) or otherwise by or on behalf of Seller or any officer, director, employee or authorized representative shall be subject to the terms and conditions of the Confidentiality Agreement.

(d)                                 For a period of three (3) years after the Closing, for so long as the information or data retained by Seller and its Affiliates and primarily relating to the Business, the Purchased Assets and the Assumed Liabilities constitutes confidential or proprietary information (the “Business Proprietary Information”), Seller shall, and shall cause its Affiliates to, treat and hold as confidential all such Business Proprietary Information.  If Seller or any of its Affiliates is required (by written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process or by Law) to disclose any Business Proprietary Information, it shall notify Purchaser promptly of the request or requirement so that Purchaser, at its expense, may seek an appropriate protective order or waive compliance with this Section 7.5(d). If, in the absence of a protective order or receipt of a waiver hereunder, Seller or any of its Affiliates is legally compelled to disclose such Business Proprietary Information, Seller or any such Affiliates shall (x) furnish only that portion of the Business Proprietary Information that is legally required to be disclosed and (y) request that confidential treatment be accorded such Business Proprietary Information.  From and after the Closing, except as otherwise permitted by the terms of this Agreement or any Ancillary Agreement, Seller shall, and shall cause its Affiliates to, cease all use of the Business Proprietary Information. Notwithstanding the foregoing, the provisions of this Section 7.5(d) shall not prohibit the disclosure of the Business Proprietary Information by Seller or its Affiliates to the extent reasonably required (i) to prepare or complete any required Tax Returns or financial statements; (ii) in connection with audits or other proceedings by or on behalf of a Governmental Authority; (iii) to comply with Law; or (iv) in connection with asserting any rights or remedies or performing any obligations under this Agreement. Notwithstanding the foregoing, the provisions of this Section 7.5(d) shall not apply to information that (A) has been, is or becomes publicly available other than as a result of a disclosure by Seller or its Affiliates; or (B) is or becomes available to Seller or such Affiliates on a non-confidential basis from a source that, to Seller’s Knowledge, or such Affiliate’s knowledge, is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

7.6                               Regulatory and Other Authorizations; Notices and Consents.

(a)                                 Each of Seller and Purchaser shall use its reasonable best efforts to obtain promptly all Consents of all Governmental Authorities that may be or become necessary for the performance of its and the other Party’s obligations pursuant to, and the consummation of the transactions contemplated by, this Agreement and the Ancillary Agreements including, without limitation, Consents that may be required under the HSR Act or other Competition Law.  Seller and Purchaser shall cooperate with one another in promptly seeking to obtain all such Consents. If any objections are asserted with respect to the transactions contemplated hereby under any Competition Law or if any suit or proceeding is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Competition Law, each of Purchaser and Seller shall use its reasonable best efforts to promptly resolve such objections.  Notwithstanding anything to the contrary in this Section 7.6, except as otherwise may be mutually agreed to by the Parties, nothing in this Agreement shall require or obligate Purchaser or any of its Affiliates to, and Seller shall not and shall not permit their Subsidiaries to, without the prior written consent of Purchaser, agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action after the Closing with respect to, or its ability to retain after the Closing, any businesses, products, rights, services, licenses, or assets of Purchaser, Seller or any of their respective Affiliates, as applicable.

(b)                                 In furtherance and not in limitation of the foregoing, to the extent required by applicable Competition Law, each party hereto agrees to make an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated hereby (which filing shall request early termination of the waiting period under the HSR Act) as promptly as practicable and in any event within ten (10) Business Days from the date hereof, or such other time as mutually agreed to by the parties, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its commercially reasonable efforts to take, or cause to be taken, all other actions consistent with this Section 7.6 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable. Filing fees with respect to such filings and notifications shall be borne by Purchaser.

(c)                                  Each Party shall promptly notify the other Party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other Party to review in advance any proposed communication by such Party to any Governmental Authority relating to the matters that are the subject of this Agreement.  Neither Party shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry related to the transactions contemplated by this Agreement (including any proceedings under or relating to the HSR Act or other Competition Law) unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting.  Subject to the Confidentiality Agreement, the Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing; provided that, notwithstanding anything herein to the contrary, no party to this Agreement shall be under an obligation to disclose confidential information with respect to its Affiliates to (x) any other Party or (y) any Governmental Authority except where such confidential information is afforded confidential treatment.  Subject to the Confidentiality Agreement, the Parties shall provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

(d)                                 Purchaser shall have the primary responsibility for securing the transfer, reissuance or procurement of the Permits listed on Schedule 2.1(f) of the Seller Disclosure Schedule effective as of the Closing Date.  Seller shall cooperate with Purchaser’s efforts in this regard, assist in any transfer or reissuance of such Permits held by Seller or the procurement of any other such Permits when so requested by Purchaser and use its commercially reasonable efforts to ensure that all such Permits are available to Purchaser without a disruption to the Business, including, without limitation, all export and import licenses that are required for the ongoing operation of the Business.  Seller’s commercially reasonable efforts shall include, but not be limited to, providing copies of all such Permits to Purchaser, providing Purchaser with all information it requires about unshipped balances and other terms and conditions of and compliance with such Permits, and engaging with Governmental Authorities with or as required by Purchaser to secure the transfer or reissuance of the Permits to Purchaser.

(e)                                  For purposes of this Agreement, “reasonable best efforts,” “commercially reasonable efforts” or any substantially similar undertakings shall not require Purchaser to (i) pay (or agree to pay) more for the Debt Financing or the Mezzanine Financing (whether in interest rate, fees or otherwise) than the terms set forth in the Debt Commitment Letter or Mezzanine Commitment Letter, as applicable, and any fee letter entered into by Purchaser in connection with such Debt Commitment Letter or Mezzanine Commitment Letter, as applicable (after giving effect to any increase in interest rate, fees or otherwise resulting from any lender exercising flex provisions contained in such fee letter), (ii) seek more equity capital than is committed in the Equity Commitment Letter or (iii) waive any condition or agree to any changes to the Debt Commitment Letter, Mezzanine Commitment Letter or Equity Commitment Letter.

(f)                                   For purposes of this Agreement, “reasonable best efforts,” “commercially reasonable efforts” or any substantially similar undertakings shall not require Seller to pay (or agree to pay) any fees for obtaining any Consents other than as specifically set forth herein.

(g)                                  Seller will cooperate and take all required steps to (i) promptly after the date hereof file with the U.S. State Department, Directorate of Defense Trade Controls (“DDTC”) written notice of the transactions contemplated hereby in accordance with Section 122.4 of the ITAR and (ii) promptly prepare any amendments or take any other necessary steps, if requested by Purchaser, to transfer current Permits, including U.S. Government export and import licenses, agreements and other approvals, to Purchaser or such entity as it shall designate.

7.7                               Notifications.  Prior to the Closing Date, Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of such party, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby, (c) in the case of Seller, the occurrence of any event that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (d) the occurrence of any event or the existence of any circumstance that would reasonably be expected to result in the failure of the notifying Party to satisfy a condition specified in Article 10 hereof and (e) any notice or other communication received by such party relating to any default under or breach of any Material Contract to which Seller or any of its Subsidiaries is a party; provided that the delivery of any notice pursuant to this Section 7.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

7.8                               Release of Indemnity Obligations.

(a)                                 Purchaser shall use commercially reasonable efforts to replace, effective as of the Closing, Seller and its Affiliates, to the extent permitted under Law and applicable financing agreements to which Purchaser is subject, in respect of all obligations of the Seller and any such Affiliate as obligor under any Financial Support Arrangements obtained or entered into by Seller or any such Affiliate for the benefit of the Business. To the extent such substitution has been effected, Seller and such Affiliates shall from and after the Closing cease to have any obligation whatsoever arising from or in connection with such Financial Support Arrangements. To the extent such substitution has not been effected as of the Closing, Seller shall, and shall cause such Affiliates to, use commercially reasonable efforts to cause such Financial Support

Arrangements to remain in effect, and Purchaser shall promptly reimburse and indemnify, defend and hold harmless Seller and such Affiliates with respect to any such Financial Support Arrangements.

(b)                                 After the Closing, each of Seller and Purchaser, at the request of the other Party, shall use, and shall cause their respective Affiliates to use, commercially reasonable efforts to obtain any Consent, substitution or amendment required to novate or assign all Assumed Liabilities to Purchaser and any Excluded Liabilities to Seller, and obtain in writing the unconditional release of Seller and its Affiliates with respect to the Assumed Liabilities and the unconditional release of Purchaser with respect to the Excluded Liabilities.

7.9                               Intellectual Property Matters.

(a)                                 Except as expressly set forth in this Section 7.9, no interest in or right to use the name “EMCORE” or any derivation thereof or any other Trademarks of Seller other than the Trademarks listed on Schedule 2.1(d) of the Seller Disclosure Schedule (the “Retained Marks”), is being transferred or licensed to Purchaser pursuant to the transactions contemplated by this Agreement. Seller hereby grants to Purchaser a limited, worldwide, non-exclusive, non-transferable, non-sublicensable, royalty-free license to use any materials bearing Retained Marks and to sell, transfer and ship any products or related materials bearing Retained Marks only to the extent: (a) requested to do so by Seller, (b) displayed on the hardcopy (non-electronic) form or the softcopy electronic form of such materials delivered to Purchaser at the Closing or (c) required under Assigned Contracts with customers. The foregoing license shall expire upon the earliest occurrence of (i) Purchaser having qualified the use of its Trademarks with each customer, (ii) the end of life of the applicable product, and (iii) six (6) months after the Closing Date. The foregoing license is subject to Seller’s standard Trademark usage guidelines, a copy of which has been provided to Purchaser. Within six (6) months following the expiration of the foregoing license, all materials bearing any Retained Mark in the possession of Purchaser, any of its subsidiaries or any of their respective agents shall be promptly destroyed.  Notwithstanding anything in this Section 7.9 to the contrary, Purchaser and its Affiliates shall have the right (A) to retain records and other historical or archived documents containing or referencing the Retained Marks to the extent used in the Business or related to the Purchased Assets; (B) when advisable or necessary, to refer to the historical relationship between the Business and Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand (whether in documents or correspondence with third parties concerning Purchased Assets, regulatory matters, or otherwise); and (C) to indicate, when advisable or necessary, the Business’s historical name(s), regardless of whether such name(s) include any of the Retained Marks.

(b)                                 Promptly after the date hereof, Seller shall use commercially reasonable efforts to correct the ownership or chain of title discrepancies or errors identified in the footnotes in Schedule 5.15(a) with the object of correcting any such discrepancies or errors on or prior to the Closing.

7.10                        Transition Services.  Seller shall enter into a transition services agreement with Purchaser and, to the extent applicable, its Affiliates, in substantially the form attached hereto as Exhibit F and on such other terms and provisions as the Parties shall mutually agree in writing (the “Transition Services Agreement”).

7.11                        Further Action.

(a)                                 With respect to any Government Contract or Government Bid listed in Schedule 5.10(a) of the Seller Disclosure Schedule, at Purchaser’s written request, the Seller shall communicate to the appropriate representative for each Governmental Authority, prime contractor, and/or higher-tier subcontractor, as applicable, the fact that the transactions contemplated by this Agreement are pending. Such communications shall be made as soon as practicable after the Purchaser’s written request and prior to the Closing Date and shall be made in such manner as Purchaser reasonably determines in consultation with Seller.

(b)                                 Prior to and after Closing, each of Seller and Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law and the agreements included in the Purchased Assets, and to execute and deliver such documents and other papers and any other agreements, as may be necessary to carry out the provisions of this Agreement and the Ancillary Agreements and consummate and make effective the sale, transfer and conveyance of the Purchased Assets (including the Government Contracts and Government Bids listed in Schedule 5.10(a) of the Seller Disclosure Schedule) and the assignment of the Assumed Liabilities or the exclusion of the Excluded Liabilities pursuant to this Agreement and to consummate and make effective the other transactions contemplated by this Agreement and the Ancillary Agreements, including using commercially reasonable efforts to ensure satisfaction of the conditions precedent to each Party’s obligations hereunder and thereunder and including, to the extent practicable, using commercially reasonable efforts to obtain all required Consents from third parties, including novation approval or other Consent from any Governmental Authority.  The Parties shall commence their efforts to obtain such Consents promptly after the execution of this Agreement.  The Parties shall keep the other fully informed, on a current and timely basis, as to the progress of such Consents and provide copies of all letters, correspondence, and other material documents to or from any third party with respect thereto. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Subsidiaries shall agree to any modification of any term of or condition in any Assigned Contract or commit on behalf of Purchaser or the Business to any post-Closing obligation, in each case, in order to obtain consent for the transactions contemplated hereby, except with the prior written consent of Purchaser.

(c)                                  Promptly following Closing and in accordance with FAR 42.1204, Seller, on behalf of itself, all applicable Subsidiaries of Seller, and Purchaser, shall submit to the appropriate contracting officer the documentation required for novation of each Government Contract with a Governmental Authority of the United States Government (as listed in Schedule 5.3 of the Seller Disclosure Schedule).  Seller shall prepare the initial drafts of any required novation requests and furnish all of the information and documents required in connection with any subsequent requests or requirements of the Governmental Authority.  Purchaser shall provide to Seller promptly any information regarding Purchaser that is reasonably required in connection with any subsequent requests or requirements of the Governmental Authority.

(d)                                 Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign, license, sublicense or otherwise provide rights with respect to any Purchased Asset or any right thereunder if an attempted assignment, license or other provision, without the Consent of, or other action by, any third party, would constitute a breach or other contravention of a Contract with such third party or would in any way adversely affect the rights of Purchaser or Seller or any of their respective Affiliates relating to such Purchased Assets.

(e)                                  For the novation and/or assignment of each Government Contract and each Government Bid and to the extent that any of the other transfers, distributions, licenses, deliveries, assumptions, or assignments required to be made in connection with the transactions contemplated by this Agreement shall not have been so consummated at Closing, the Parties shall cooperate and use their commercially reasonable efforts after the Closing to effect such consummation as promptly thereafter as reasonably practicable, including executing and delivering such further instruments of transfer and taking such other actions as the Parties may reasonably request in order to effectuate the purposes of this Agreement or to more effectively transfer to Purchaser or confirm Purchaser’s right, title to or interest in, all of the Purchased Assets, to put Purchaser in actual possession and operating control thereof and to permit Purchaser to exercise all rights with respect thereto (including rights under Contracts and other arrangements as to which the Consent of any third party to the transfer thereof shall not have previously been obtained); provided that Purchaser shall indemnify Seller for any and all Losses incurred by Seller as a direct result of Seller’s guarantee obligation required to be given to the United States Government with respect to Purchaser’s performance of any novated Government Contract after the effective date of such novation.

(f)                                   In the event and to the extent that Seller and Purchaser are unable to obtain any required Consents, Seller shall (i) continue to be bound thereby pending assignment to Purchaser, (ii) at the direction and expense of Purchaser, pay, perform and discharge fully all of its obligations thereunder from and after the Closing and prior to assignment to Purchaser and (iii) without further consideration therefor, pay, assign and remit to Purchaser promptly all monies, rights and other consideration received in respect of such agreements.  Seller shall exercise or exploit its rights and options under all such agreements, leases, licenses and other rights and commitments when and only as reasonably directed by Purchaser.  In furtherance of this obligation, Seller and Purchaser will execute at Closing the Pre-Novation Agreement, which shall apply to all Government Contracts and Government Bids for which assignment to Purchaser has not been completed, including any Government Contracts or Government Bids with a Governmental Authority of the United States Government for which novation may be required.  If and when any such Consent shall be obtained (the cost of obtaining any such Consent, if any, shall be borne by Seller) or such agreement, lease, license or other right shall otherwise become assignable or sublicensable, Seller shall promptly assign or sublicense its agreed-to rights and obligations thereunder to Purchaser without payment of further consideration and Purchaser shall, without the payment of any further consideration therefor, assume such rights and obligations.

(g)                                  In the event that the Parties determine that certain assets, rights or properties which properly constitute Purchased Assets were not transferred to Purchaser at Closing, Seller shall promptly take all steps reasonably necessary to transfer and deliver any and all of such assets to Purchaser without the payment by Purchaser of any further consideration therefor.  In the event that the Parties determine that certain Excluded Assets were transferred to Purchaser at Closing, then Purchaser shall promptly take all steps reasonably necessary to transfer and deliver any and all of such Excluded Assets to Seller without the payment by Seller of any further consideration therefor.

7.12                        Affiliate Transactions; Intercompany Arrangements.  No later than immediately prior to the Closing, Seller shall, and shall cause its Affiliates to, terminate all agreements or arrangements, written or unwritten, of any kind (other than any Ancillary Agreements), between Seller or any of its Affiliates, on the one hand, and the Business, on the other hand, without liability or cost to Purchaser or any of its Affiliates.

7.13                        Release.

(a)                                 Effective as of the Closing, Seller, on behalf of itself and each of its Subsidiaries, hereby irrevocably and unconditionally releases and forever discharges the Business and Purchaser and their respective current and former directors, officers, Affiliates, employees and fiduciaries from all actions, causes of action, suits, Liabilities, debts, claims and demands which Seller or any of its Subsidiaries has or may have in the future that arise out of or relate to facts or circumstances in existence prior to the Closing, including those claims that are unknown, unanticipated or unsuspected or that may hereafter arise as a result of the discovery of new and/or additional facts; provided, however, that such releases and discharges shall not affect any claims by Seller or its Subsidiaries which Seller or any of its Subsidiaries has or may have in the future against the Business or Purchaser arising under this Agreement or any Ancillary Agreements or that arise out of acts, events, conditions or omissions that occur or come into existence after the Closing.

(b)                                 Seller acknowledges and understands the significance and potential consequences of its release of unknown claims in Section 7.13(a).  In addition, Seller, on behalf of itself and its current Subsidiaries, hereby irrevocably and forever waives all rights it and they may have arising under California Civil Code Section 1542 (or any analogous requirement of law) with respect to the foregoing releases in Section 7.13(a).  Seller, on behalf of itself and its current Subsidiaries, understands that Section 1542 provides that: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.” Seller, on behalf of itself and its current Subsidiaries, acknowledges that it has been fully informed by its counsel concerning the effect and import of this Agreement under California Civil Code Section 1542 and other requirements of Law.

7.14                        Books, Records and Files.  Purchaser and Seller agree that Seller may maintain copies of any Books, Records and Files that are included in the Purchased Assets and that are delivered to Purchaser hereunder and Seller may prepare a comprehensive index and file plan of such Books, Records and Files.  Purchaser agrees to retain and maintain such Books, Records and Files for a period of at least seven (7) years after the Closing (plus any additional time as required by Law or during which Purchaser has been advised by Seller that (i) there is an ongoing Tax audit with respect to periods prior to the Closing or (ii) any such period is otherwise open to assessment; provided that only such Books, Records and Files reasonably related to the appropriate Tax audit or period as advised by Seller shall be subject to such time extension).

During such period, Purchaser agrees to give Seller and its representatives reasonable cooperation, access (including copies) and staff assistance, as needed, during normal business hours and upon reasonable notice, with respect to the Books, Records and Files delivered to Purchaser hereunder, and Seller agrees to give Purchaser and its representatives reasonable cooperation, access and staff assistance, as needed, during normal business hours and upon reasonable notice, with respect to the Books, Records and Files relating to the Business and retained by Seller, in each case as may be necessary for general business purposes, including the defense of litigation, the preparation of Tax returns and financial statements and the management and handling of Tax audits; provided that such cooperation, access and assistance does not unreasonably disrupt the normal operations of Purchaser or Seller or their respective Affiliates.  Notwithstanding anything to the contrary contained in this Agreement, neither Seller nor any of its respective Affiliates shall be required to provide access to or copies of any income Tax Returns of Seller or any such Affiliate.

7.15                        Non-Compete. Subject to the provisions of this Section 7.15, Seller agrees that for a period of three (3) years from and after the Closing Date, none of Seller or any of its Affiliates shall compete, directly or indirectly, with the Business as conducted as of the Closing Date (a “Competitive Activity”); provided, however, that it shall not be deemed to be a violation of this Section 7.15 for Seller to, directly or indirectly: (i) invest in or own any non-voting or non-convertible debt securities or other debt obligations of any Person; (ii) make any equity investments in publicly-traded companies that may compete with the Business, (provided that such investments are passive in nature and do not exceed 5% of the outstanding voting power of such public companies); or (iii) own any interests in any Person through any Employee Benefit Plan.  Purchaser acknowledges that Seller engages in Seller’s Other Businesses and, notwithstanding anything herein to the contrary, Purchaser agrees that Seller shall not be in breach of any provision of this Section 7.15 solely as a result of Seller continuing to engage in Seller’s Other Businesses as conducted as of the Closing Date following the Closing Date. The Parties recognize that the Laws and public policies of the various states of the United States and other jurisdictions may differ as to the validity and enforceability of covenants similar to those set forth in this Section 7.15.  It is the intention of the Parties that the provisions of this Section 7.15 shall not render unenforceable, or impair, the remainder of the provisions of this Section 7.15.  Accordingly, if any provision of this Section 7.15 shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction, and Section 13.4 shall apply to substitute a valid and enforceable provision thereof.  Notwithstanding anything in this Section 7.15 to the contrary, in the event of an acquisition of the stock, business or assets of Seller and/or any of its Affiliates (by asset purchase, stock purchase, merger, consolidation or otherwise) by any Person who is not a current Affiliate of the Seller, this Section 7.15 shall neither prohibit nor apply to the business of such Person as conducted prior to such acquisition.

7.16                        Insurance Cooperation.

(a)                                 From and after the Closing Date, to the extent that any insurance policy owned or controlled by Seller (“Seller Insurance Policies”) covers any losses from Assumed Liabilities or the Purchased Assets arising out of an occurrence prior to the Closing Date (“Purchaser Claims”), at Purchaser’s sole cost and expense (including reasonable out-of-pocket costs and expenses of Seller), Seller shall cooperate with Purchaser in submitting Purchaser Claims on behalf of and for the benefit of Purchaser under any Seller Insurance Policy; provided that Purchaser acknowledges and agrees that (A) Seller shall not be responsible for any losses from Assumed Liabilities or the Purchased Assets that are “self-insured” by Seller prior to or at the Closing Date or that are within any applicable deductible or retention amounts under any Seller Insurance Policy, (B) Seller shall not be liable to Purchaser for any losses or other amounts hereunder if any insurance company that has issued any Seller Insurance Policy fails to pay such losses or amounts for any reason and (C) except with respect to any Seller Insurance Policy under which any Purchaser Claim is pending, Seller may, at any time, without liability or obligation to Purchaser, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Seller Insurance Policy.

(b)                                 Purchaser shall not have access to the Seller Insurance Policies except as provided in this Section 7.16.  This Agreement shall not be construed to waive any right or remedy of the Seller in respect of any Seller Insurance Policy.  No covenant or agreement by any party hereto to indemnify any other party hereto shall release, or be deemed to release, any insurer with respect to any claim made under any Seller Insurance Policy, nor shall the inclusion of this Section 7.16 be deemed to limit in any way the indemnification obligations of the parties under this Agreement.

(c)                                  Seller shall assign, to the extent assignable, to Purchaser the right to receive any future proceeds (including any proceeds in respect of business interruption insurance for any period after the Closing) relating to any such Purchaser Claim following the Closing. Any Party receiving a notice with respect to any Purchaser Claim shall promptly notify all other parties hereto.  To the extent that Seller and Purchaser have competing claims that will exhaust the limits of a Seller Insurance Policy, the limits of such Seller Insurance Policy shall be apportioned between the Parties in proportion to their respective bona fide losses covered thereunder without regard to policy limits.

(d)                                 Notwithstanding anything in this Agreement to the contrary, in the event that Seller (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger; (ii) transfers all or substantially all of its properties and assets to any Person; or (iii) winds up its business, in each case, resulting in a cessation or termination of Seller’s insurance, then, subject to the terms of and limitations contained in the Seller Insurance Policies, Purchaser shall have the right but not the obligation in respect of the foregoing clauses (i), (ii) and (iii) to elect to purchase at Purchaser’s own cost and subject to the terms of and conditions set forth in the Seller Insurance Policies, a “tail” insurance policy in respect of Liabilities then in existence.

7.17                        Interim Financial Statements. From the date hereof to the Closing, Seller will make available to Purchaser, within 45 days of the end of the applicable quarterly accounting period for each of the four fiscal quarters of the Business, quarterly unaudited balance sheets and related statements of income of the Business for such quarterly accounting periods and, within 75 days of the end of the annual accounting period of the Business, annual unaudited balance sheets and related statements of income of the Business for such annual accounting period (collectively, the “Interim Financial Statements”). The Interim Financial Statements shall be prepared in a manner consistent in all material respects with the Financial Statements previously provided to Purchaser.

7.18                        Financing.

(a)                                 Except as set forth in the “market flex” provisions of any Financing Commitment, Purchaser shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Financing Commitments without the prior written consent of Seller if such amendment, modification or waiver would or would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing or the Mezzanine Financing, as applicable, unless the Equity Financing is increased by an equivalent amount or Purchaser obtains commitments for Alternative Financing for such increase; (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner that would reasonably be expected to delay or prevent in any material respect the ability of Purchaser to consummate the transactions contemplated by this Agreement; or (iii) adversely impact the ability of Purchaser to enforce its rights against the other parties to the Financing Commitments. Notwithstanding the foregoing, assignments consummated pursuant to the terms of the Financing Commitments are permitted.

(b)                                 Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Financing on the terms (including the “flex” provisions applicable thereto) and conditions described in the Financing Commitments, including using commercially reasonable efforts to (i) maintain in effect the Financing Commitments in accordance with the terms and subject to the conditions (including the “flex” provisions) thereof; (ii) negotiate, execute and deliver definitive agreements with respect to the Financing contemplated by the Financing Commitments on the terms and conditions (including the flex provisions) contemplated by the Financing Commitments; (iii) satisfy on a timely basis all conditions to funding that are applicable to Purchaser in the Financing Commitments and/or definitive agreements for the Financing; (iv) upon satisfaction of the conditions set forth in each of the Financing Commitments and this Agreement, including the expiration of the waiting period, consummate the Financing at or prior to Closing; and (v) comply in all material respects with its obligations pursuant to the Financing Commitments; provided, however, that, notwithstanding anything to the contrary in this Agreement, under no circumstances shall Purchaser or any of its Affiliates be required to commence or sustain a legal proceeding against (x) any of the Debt Financing Sources in connection with this Agreement or the other transactions contemplated herein or the Debt Commitment; or (y) any of the Mezzanine Financing Sources in connection with this Agreement or the other transactions contemplated herein or the Mezzanine Commitment.  At the written request of Seller, Purchaser shall provide Seller with such information and material documentation as shall be reasonably requested by Seller to allow Seller to monitor the progress of such financing activities.

(c)                                  In the event any portion of the debt financing contemplated in the Debt Financing Commitment becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Financing Commitment or any portion of the Mezzanine Financing contemplated in the Mezzanine Financing Commitment becomes unavailable on the terms (including any “flex” provisions) and conditions contemplated in the Mezzanine Financing

Commitment, Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange to obtain alternative debt financing (the “Alternative Financing”) from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement and on terms and conditions no less favorable, in the aggregate, to Purchaser than those in the Debt Financing Commitment or the Mezzanine Financing Commitment, as applicable, as promptly as practicable following the occurrence of such event.

(d)                                 Purchaser shall promptly (and in any event, within two (2) Business Days) notify the Seller in writing (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by Purchaser under the Financing Commitments or any definitive agreements related thereto or, to the Knowledge of Purchaser, any other party to any Financing Commitment or definitive agreement related thereto, and (ii) of the receipt by Purchaser or any of its Affiliates or Representatives of any written notice or communication, or to the actual knowledge of Purchaser, oral notice or other communication from any Person with respect to any (A) actual or purported material breach, default, termination or repudiation by any party to any Financing Commitment or any definitive agreement related thereto or any provision of the financing contemplated pursuant to the Financing Commitments or any definitive agreement related thereto (including any proposal by any lender named in the Debt Financing Commitment or the Mezzanine Financing Commitment, as applicable, to withdraw, terminate, reduce the amount of financing (to the extent not (x) included within the “flex” provisions or (y) replaced by an equivalent amount of Equity Financing or Alternative Financing) or delay the timing of financing contemplated by the Debt Financing Commitment or the Mezzanine Financing Commitment, as applicable) or (B) material dispute or disagreement between or among any parties to any Financing Commitment or any definitive agreement related thereto, in the case of clauses (A) and (B) above, that would reasonably be expected to result in Purchaser not receiving the proceeds of the Financing on the Closing Date; provided, that in no event shall Purchaser be required to disclose any information that is subject to a legally-binding confidentiality restriction or attorney-client or similar privilege if Purchaser shall have used its commercially reasonable efforts to disclose such information in a way that would not waive such privilege or would (in the opinion of outside counsel) contravene any applicable Law.  In the event that Purchaser does not provide access or information in reliance on the proviso to the immediately preceding sentence, Purchaser shall provide notice to Seller that such access or information is being withheld and Purchaser shall use its commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege.

7.19                        Financing Cooperation.

(a)                                 Prior to the Closing, Seller shall use commercially reasonable efforts, and shall cause each Subsidiary and its and their Representatives to use commercially reasonable efforts, to provide Purchaser with all cooperation reasonably requested by Purchaser to assist it in causing the conditions in the Debt Commitment Letter and the Mezzanine Commitment Letter to be satisfied or as is otherwise necessary or reasonably requested by Purchaser in connection with the Debt Financing and the Mezzanine Financing, including:

(i)                                     participation by officers in a reasonable number of meetings (including one-on-one), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies and prospective lenders or investors and obtaining assistance from its accountants, including participating in a reasonable number of drafting and accounting due diligence sessions;

(ii)                                  assisting Purchaser, the Debt Financing Sources and the Mezzanine Financing Sources with the timely preparation of customary rating agency presentations, marketing materials and information memoranda (including the delivery of one or more customary representation and authorization letters) as may be required in connection with the Financing;

(iii)                               facilitate the pledging and mortgaging of collateral, including assisting with the preparation of security documents, other definitive financing documents, and other certificates or documents and back-up therefor as may be reasonably requested by Purchaser or the Debt Financing Sources, and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing provided that no obligation of Seller or any Subsidiaries of Seller under any agreement, document or pledge related to any of the Debt Financing shall be operative until the Closing;

(iv)                              furnishing Purchaser, the Debt Financing Sources and the Mezzanine Financing Sources, as promptly as practicable, with financial and other pertinent information (provided that Purchaser shall be responsible for the preparation, with the assistance of Seller and its independent accountants, of pro forma financial statements) relating to Seller and its Subsidiaries in respect of the Business as may be reasonably requested by Purchaser, including, without limitation, the Interim Financial Statements in accordance with Section 7.17;

(v)                                 cooperating with Purchaser to obtain customary and reasonable corporate and facilities ratings, consents, approvals, authorizations, non-invasive environmental assessments, landlord consents, legal opinions, surveys and title insurance (including such owner’s affidavits, survey certifications, certificates of good standing and due authorization, articles of incorporation, non-imputation endorsements and any other documentation reasonably required by the title company to remove the standard exceptions from each title policy or add any endorsements to such title policies as reasonably required by the title company issuing title insurance for the Leased Business Real Property) as reasonably requested by Purchaser;

(vi)                              assisting in negotiation of definitive documents as may be reasonably requested by Purchaser;

(vii)                           reasonably facilitating the pledging or the reaffirmation of the pledge of collateral (including obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness and the release and termination of any and all related liens) on or prior to the Closing Date, as well as cooperating to permit prospective lenders involved in the

Financing to evaluate and assess the assets of Seller and its Subsidiaries for purposes of establishing collateral arrangements;

(viii)                        delivering notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness; and

(ix)                              promptly and in any event at least five (5) Business Days prior to the Closing Date, furnishing Purchaser, the Debt Financing Sources and the Mezzanine Financing Sources with all documentation and other information (to the extent reasonably requested by the Debt Financing Sources or the Mezzanine Financing Sources at least ten (10) Business Days prior to the Closing Date) that is required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act.

(b)                                 Nothing in this Section 7.19 shall require Seller or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Closing for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Purchaser, or to give any indemnities that are effective prior to the Closing; or (ii) take any action that would unreasonably interfere with the ongoing operations of Seller and its Subsidiaries.

(c)                                  Seller hereby consents to the use of Seller’s and its Subsidiaries’ names, trademarks and logos in connection with the Financing; provided, however, that such names, trademarks and logos are used solely in a manner that is not intended or reasonably likely to harm or disparage Seller or any of its Subsidiaries.

(d)                                 All non-public or other confidential information provided by Seller or any of its Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement; provided, however that Purchaser shall be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing or the Mezzanine Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing or the Mezzanine Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other customary confidentiality undertakings reasonably satisfactory to Seller (it being acknowledged and agreed that the notices and undertakings in a form customarily used in confidential information memoranda for senior credit facilities or mezzanine facilities are reasonably satisfactory to Seller).

(e)                                  Promptly upon request by Seller, Purchaser shall reimburse Seller (or pay in advance) for any reasonable and documented out-of-pocket costs and expenses (including outside attorneys’ fees) incurred by Seller in connection with the cooperation of Seller contemplated by this Section 7.19.

(f)                                   Seller, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Purchaser (whether or not the Closing occurs) from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Financing pursuant to this Agreement or the provision of information utilized in connection therewith, except to the extent resulting from, or by reason of information provided by or at the direction of Seller, any of its Subsidiaries or their respective Representatives, or to the extent that such liabilities, losses, damages, claims, costs or expenses, directly or indirectly, resulted from or arose out of the willful misconduct, bad faith or gross negligence of Seller, any of its Subsidiaries or their respective Representatives.

7.20                        Estoppel Certificate.  Seller shall use commercially reasonable efforts to obtain, prior to the Closing, an estoppel certificate from each landlord, lessor, sublessor or licensor of the Leased Business Real Property or lessee, sublessee or licensee of the Owned Business Real Property, confirming, among other things, that no defaults exist thereunder and the status of all payments associated therewith.

7.21                        Code Section 338 Election.  Purchaser and Seller shall make an election under Section 338(h)(10) of the Code (and, to the extent requested by Purchaser, any corresponding elections under state or other Tax Laws) (each, a “Code Section 338(h)(10) Election”) with respect to the purchase and sale of the stock of any Purchased Subsidiary that is treated as a corporation for U.S. federal income tax purposes pursuant to this Agreement.  Purchaser, at its expense, shall prepare, or cause to be prepared, the forms and schedules (including IRS Form 8023) and take such other steps that are necessary to effect the Code Section 338(h)(10) Election.  Seller shall execute all forms and schedules (including, without limitation, IRS Form 8023) required to make any Code Section 338(h)(10) Election (the “Section 338 Forms”) and return the same to Purchaser prior to the Closing Date, to the extent that the Section 338 Forms have been provided to Seller at least five (5) days prior to the Closing Date and otherwise no more than ten (10) days from the receipt of the same from Purchaser or its agent.  Purchaser will compute the adjusted grossed up basis of the assets of such applicable Purchased Subsidiaries in accordance with Code Sections 338 and 1060 (and any similar provision of state or other Tax Laws, as appropriate) and will prepare a draft schedule, allocating such basis among such applicable Purchased Subsidiaries’ assets and shall provide such draft schedule to Seller.  Seller shall, for ten (10) Business Days thereafter, be entitled to review and comment on such schedule and Purchaser shall consider such comments in good faith.  Thereafter, Purchaser shall provide to Seller a final allocation schedule.  Purchaser and Seller shall report and file all Tax Returns in all respects and for all purposes consistent with Purchaser’s final allocation schedule. Neither Purchaser nor Seller shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with Purchaser’s final allocation schedule. The allocation schedule shall be amended to take into account any adjustment to Purchase Price under Section 3.2 in a manner consistent with the procedures set forth in this Section 7.21.  Seller shall include any income, gain, loss or deduction of the Tax items resulting from each Code Section 338(h)(10) Election on its Tax Returns to the extent required by applicable Law.

7.22                        Wells Fargo Facility.  In the event that Seller has not delivered to Purchaser at least five (5) Business Days prior to the anticipated Closing Date an executed copy of either the consent of Wells Fargo as described in clause (i) of Section 10.1(d) or an amendment to the

Credit and Security Agreement as described in clause (ii) of Section 10.1(d), Seller shall deliver to Purchaser promptly thereafter, but in any event at least three (3) Business Days prior to the anticipated Closing Date, (i) a payoff letter executed by Seller (in accordance with Section 2.6 of the Credit and Security Agreement and otherwise in form and substance reasonably acceptable to Purchaser) in respect of such indebtedness under the Credit and Security Agreement and (ii) wire instructions for Purchaser to pay at Closing a portion of the Preliminary Purchase Price to Wells Fargo (on behalf of Seller) to pay off any amounts outstanding under the Credit and Security Agreement as of the Closing.

7.23                        Tax Clearance.

(a)                                 The parties hereby acknowledge that pursuant to P.L. 2007, Chapter 100 (A5002) and the provisions of N.J.S.A. 54:50-38, the transactions set forth herein may be considered a bulk sale by Seller and, therefore, Purchaser shall file with the Director of the Division of Taxation in the Department of the Treasury of the State of New Jersey (the “Division”) at least ten (10) business days prior to Closing, a Notification of Sale, Transfer, or Assignment in Bulk (Form C-9600)(the “Bulk Sale Notice”) and an executed copy of this Agreement, enumerating the purchase price and the terms and the conditions hereof, as required by law and as necessary to obtain a letter of clearance from the Division.  Seller acknowledges that Seller may be required by the Division to complete an Asset Transfer Tax Declaration (Form TTD) in order for the Division to provide a letter of clearance.  Seller hereby agrees to provide such completed declaration to the Division upon the assignment of a caseworker at the Division following Purchaser’s filing of the Bulk Sale Notice with the Division.  Seller agrees to cooperate in good faith with Purchaser with filing the above documents and obtaining a letter of clearance from the Division.

(b)                                 Purchaser shall pay into escrow that portion of the Preliminary Purchase Price equal to the amount which is required by the Division, which amount (together with interest accrued thereon, if any, the “Division Escrow”) shall be held in escrow by Seller’s counsel, Connell Foley LLP (the “Escrow Agent”), in its attorney trust account pursuant to a customary escrow agreement to be entered into by Purchaser, Seller and the Escrow Agent at or prior to Closing (the “Escrow Agreement”).  The Escrow Agent shall hold the Division Escrow in accordance with this Agreement until such time as this Agreement provides that it shall be released.  If the Division Escrow exceeds the Preliminary Purchase Price (or net proceeds of the Preliminary Purchase Price that would otherwise be payable to Seller at Closing), then, at Closing, Seller shall deliver to the Escrow Agent, in immediately available funds, an amount equal to the difference between the Division Escrow and the Preliminary Purchase Price (or net proceeds of the Preliminary Purchase Price that would otherwise be payable to Seller at Closing).  Purchaser and Seller agree to be bound by the escrow requirements imposed by the Division, including any adjustment of the Division Escrow amount.  Upon Purchaser’s receipt of a letter from the Division (a “Demand Letter”) demanding payment to the Division of all or a portion of the Division Escrow, Purchaser shall promptly direct the Escrow Agent, by written notice, to disburse to the Division that portion of the Division Escrow demanded in the Demand Letter.  Purchaser shall simultaneously deliver to Seller a copy of any such notice to the Escrow Agent, together with a copy of the Demand Letter.  Upon any such written notice from Purchaser to the Escrow Agent, the Escrow Agent shall promptly disburse to the Division such amounts from the Division Escrow as the Division demands in the Demand Letter.  However, if the amount of the

Division’s demand exceeds the amount of the Division Escrow, then Purchaser shall not be required to direct the Escrow Agent to release the Division Escrow to the Division until the Division confirms that it will issue a tax clearance letter upon the receipt of such funds from the Division Escrow.  Only after the Division has issued a written letter of clearance to Purchaser, which clearance letter Purchaser shall promptly deliver to Seller, and upon Seller’s written request to the Escrow Agent, which written request shall include a copy of the Division’s letter of clearance, and simultaneous notice to Purchaser of such request, any remaining balance of funds in the Division Escrow shall be disbursed to Seller by the Escrow Agent.

(c)                                  Seller agrees to pay in a timely manner any and all amounts of Seller’s outstanding tax obligations owed to the Division; provided, however, Seller reserves the right to dispute any such amounts claimed to be owed to the Division in accordance with applicable Law.

(d)                                 The provisions of this Section 7.23 shall survive the Closing.

7.24                        Future Dividends. Seller covenants that any dividends it makes in respect of the Preliminary Purchase Price or Final Purchase Price shall be made in compliance with applicable Law.

7.25                        Subsequent Transaction. In the event that, at any time during the three (3) years following the Closing, all or substantially all of the remaining assets of Seller are sold, transferred or otherwise disposed of (a “Subsequent Transaction”), prior to or concurrently with the consummation of such Subsequent Transaction, Seller shall deposit immediately available funds in an amount equal to $15,000,000 into an escrow account (the “Escrow Account”) with an escrow agent who shall be selected by Purchaser and reasonably acceptable to Seller, pursuant to an escrow agreement in form and substance reasonably agreed to by Purchaser (which escrow shall expire on the third anniversary of the Closing Date); provided that, if Seller shall have delivered to Purchaser at least fifteen (15) Business Days prior to the consummation of such Subsequent Transaction evidence reasonably acceptable to Purchaser that such subsequent transferee has a net worth, pro forma for such Subsequent Transaction, equal to or in excess of Seller’s net worth immediately prior to the consummation of such Subsequent Transaction, but in no event less than $50 million, then such subsequent transferee may assume all of Seller’s obligations under this Agreement pursuant to an assumption agreement among such subsequent transferee, Seller and Purchaser in a form and substance reasonably acceptable to Purchaser in lieu of Seller’s obligation to deposit any amounts into the Escrow Account pursuant hereto. Notwithstanding anything in this Agreement to the contrary, so long as Seller maintains a net worth equal to or in excess of $50 million, neither Seller nor any subsequent transferee shall have any obligations pursuant to this Section 7.25.

7.26                        Medical Claims Reimbursement.  On a periodic basis following the Closing but not more frequently than once per month, Seller shall provide Purchaser an invoice which shall specify the Medical Claims Amount and which shall include reasonable and appropriate documentation (on a redacted basis, as necessary, to comply with regulations pursuant to the Health Insurance Portability and Accountability Act of 1996) evidencing the aggregate amount paid by Seller during the applicable invoice period in respect of Transferred Employees for claims made under Seller’s medical, health, dental or similar welfare benefit plans by such Transferred Employees at any time prior to the Closing, which invoice shall be paid by Purchaser within thirty (30) days of the date of receipt of such invoice.  Invoices unpaid as of such due date shall accrue interest at 10% per annum.  Payment by Purchaser of invoices with respect to such Medical Claims Amount shall be made by wire transfer of immediately available funds to one or more accounts designated by Seller.  For purposes hereof, “Medical Claims Amount” means the amount actually paid by Seller during the applicable invoice period for claims made under Seller’s medical, health or similar welfare benefit plans by Transferred Employees at any time prior to the Closing.

ARTICLE 8

EMPLOYEE MATTERS

8.1                               Transferred Employees.

(a)                                 Definitions.

(i)                                     “Business Employee” means any employee of Seller or one of its Affiliates who (except as otherwise agreed to in writing by Purchaser and Seller) primarily performs his or her services for, or with respect to, the Business as of the Closing Date, including in all cases any such employee who is inactive because of leave of absence, vacation, holiday or short- or long-term disability, as set forth on Schedule 8.1(a)(i).

(ii)                                  “Transferred Employee” means each Business Employee who accepts an offer of employment with Purchaser or one of its Affiliates effective as of the opening of business on the Closing Date, but subject to the Closing having occurred.

(b)                                 Transfer of Employment.  Not later than five (5) Business Days prior to the Closing Date, Purchaser shall, or shall cause one of its Affiliates to, offer employment to each Business Employee (determined as if the date of the offer were the Closing Date), effective as of the opening of business on the Closing Date, on the terms and conditions described in Section 8.2(a).

8.2                               Compensation and Employee Benefits.

(a)                                 Compensation and Benefits Comparability.  For a period of one (1) year following the Closing, Purchaser shall cause (i) each Transferred Employee who remains in the employment of Purchaser or any of its Affiliates to receive base salary or wage rates, incentive compensation opportunity (excluding any equity-based compensation) and other cash compensation that, in the aggregate, are substantially similar to those in effect for such Transferred Employee, immediately prior to Closing, and (ii) the Transferred Employees who remain in the employment of Purchaser or any of its Affiliates to receive employee benefits (excluding deferred compensation, severance benefits and supplemental executive retirement plans) that, in the aggregate, are substantially similar to those in effect for Transferred Employees, in the aggregate, immediately prior to the Closing.  In addition, Purchaser shall credit each Transferred Employee with any accrued but unused paid time off under policy “04. Time Off” of the EMCORE Corporation Employee Handbook as reflected in Seller’s records immediately prior to Closing.  Except as required by Law, nothing contained in this Agreement shall be construed as requiring Purchaser or any of its Affiliates to continue the employment of any specific person.

(b)                                 Service Credit.  Purchaser shall, and shall cause its Affiliates to, recognize the prior service and seniority of each Transferred Employee as if such service had been performed with, and such seniority has been earned with, Purchaser and/or its Affiliate, as applicable, for purposes of eligibility, vesting, service related level of benefits and benefit accrual under the employee benefit plans and policies (if any) provided by Purchaser to the Transferred Employees following the Closing, to the same extent such service and seniority is recognized by Seller or its Affiliates immediately prior to the Closing.

(c)                                  Welfare Plans.  With respect to any welfare plan maintained by Purchaser or any of its Affiliates in which Transferred Employees are eligible to participate after the Closing, Purchaser shall, and shall cause its Affiliates to, to the extent permitted by Applicable Law, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such Transferred Employees to the extent such conditions and exclusions were satisfied or did not apply to such Transferred Employees under the welfare plans maintained by Seller or any of its Affiliates immediately prior to the Closing, and (ii) provide each Transferred Employee with credit for any co-payments and deductibles paid by such Transferred Employee in the plan year in which the Closing occurs prior to the Closing in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.  Effective as of the Closing, Purchaser or its Affiliates shall assume all obligations for providing coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, to Transferred Employees (and their eligible dependents).

(d)                                 Labor and Employment Law Matters.  Purchaser and Seller shall, and shall cause their Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law to notify, consult with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each works council, union, labor board, employee group, or Governmental Authority where so required under applicable Law.  Purchaser shall, and shall cause its applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Transferred Employees, including without limitation providing any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar foreign, state or local law.

(e)                                  Flexible Spending Account.  If the Closing Date occurs during 2015: (i) Purchaser or its Affiliates shall have in effect as of the Closing Date flexible spending reimbursement accounts under a cafeteria plan qualifying under Section 125 of the Code (the “Purchaser FSA Plan”) in respect of each Transferred Employee who participates in a cafeteria plan maintained by Seller or one of its Affiliates (the “Seller FSA Plan”) immediately prior to the Closing; (ii) Purchaser shall cause the Purchaser FSA Plan to accept a spin-off of the flexible spending reimbursement accounts of each Transferred Employee under the Seller FSA Plan in respect of 2015 and to honor and continue through December 31, 2015 the elections made by each Transferred Employee under the Seller FSA Plan in respect of such flexible spending reimbursement accounts that are in effect immediately prior to the Closing; (iii) as soon as practicable following the Closing Date, Seller shall cause to be transferred from the Seller FSA Plan to the Purchaser FSA Plan the excess, if any, of the aggregate accumulated contributions to the flexible spending reimbursement accounts made by Transferred Employees prior to the Closing during 2015 over the aggregate reimbursement payouts paid or payable to the

Transferred Employees in respect of claims incurred during 2015 from such accounts; and (iv) from and after the Closing, Purchaser shall assume and be solely responsible for all claims by Transferred Employees under the Seller FSA Plan incurred at any time during 2015, whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing Date.  Seller shall maintain and continue to process claims related to the 2014 plan year for such Seller FSA Plan.

8.3                               Defined Contribution Plans.

(a)                                 Effective as of the Closing, Purchaser shall create or designate one or more defined contribution pension plans (collectively, the “Purchaser DC Plans”) for the benefit of the Transferred Employees who participated in the defined contribution pension plan maintained by Seller or its Affiliates that is intended to be qualified under Code Section 401(a) immediately prior to the Closing (collectively, the “Seller DC Plan”).  Such Transferred Employees are referred to hereinafter as the “DC Employees.”  The DC Employees shall be given credit under the respective Purchaser DC Plan for all service with and compensation from Seller or its Affiliates as if it were service with and compensation from Purchaser for purposes of determining eligibility, vesting and the amount of any benefits or benefit accruals under each respective Purchaser DC Plan.

(b)                                 Effective as of the Closing, Seller shall cause assets in the form of cash, cash equivalents, marketable securities or participant plan loan obligations equal to the value of the accounts of the DC Employees under the Seller DC Plan and the employer matching contributions earned through the Closing Date by each Transferred Employee who participated in the Seller DC Plan to be transferred to the corresponding Purchaser DC Plan that is intended to be qualified under Code Section 401(a) and Purchaser shall cause such transferred assets and accounts to be accepted by such plans (the “Plan Account Transfer”).  .

(c)                                  The amount to be transferred from the Seller DC Plan shall be equitably adjusted to take into account benefit payments made from the Seller DC Plan to the DC Employees after the Closing but prior to the date of transfer and for any earnings and losses on such amount during such period.  The Plan Account Transfer, if any, shall take place within one hundred and eighty (180) days after the date of Closing; provided, however, that in no event shall such transfers take place until the last to occur of the following: (i) Purchaser has furnished to Seller either a favorable determination letter from the Internal Revenue Service with respect to the qualification of each Purchaser DC Plan under Section 401(a) of the Code, or an opinion of Purchaser’s counsel, satisfactory to Seller’s counsel, that each Purchaser DC Plan and related trust is so qualified and (ii) the thirty-first (31st) day following the filing of all required Forms 5310-A in connection with the transfers.

(d)                                 At the time of the Plan Account Transfer (or if there is no transfer of assets, at the Closing), Purchaser and the Purchaser DC Plans shall assume all Liabilities with respect to or relating to Transferred Employees under the Seller DC Plan and Seller and its Affiliates and the Seller DC Plan shall be relieved of all such Liabilities under the Seller DC Plan with respect to the Transferred Employees.

8.4                               Mutual Non-Solicitation.  Without the prior written consent of Purchaser, neither Seller nor any of its Subsidiaries shall, for a period of one (1) year following the Closing, solicit to employ any person who is a Transferred Employee or who is primarily employed by the Business (whether as an employee or independent contractor); provided that Seller and its Affiliates (i) may solicit and hire any such Transferred Employee whose employment or other relationship with Purchaser or any of its Affiliates is terminated by Purchaser or any of its Affiliates at any time after the six-month anniversary of such termination or (ii) hire such Transferred Employee who responds to a general advertisement not targeted at employees or independent contractors of Purchaser or any of its Subsidiaries without any solicitation in violation of this Section 8.4.  Without the prior written consent of Seller, neither Purchaser nor any of its Subsidiaries shall, for a period of one (1) year following the Closing, solicit to employ (i) any person who was employed by Seller or any of its Affiliates (whether as an employee or independent contractor) in the Business but who is not a Transferred Employee and who is employed by Seller or any of its Affiliates, (ii) any person who is employed by Seller or any of its Affiliates in Seller’s Other Businesses or (iii) any other employee of Seller or any Affiliate of Seller with whom Purchaser came into contact in connection with the negotiation of this Agreement; provided that Purchaser and its Subsidiaries (A) may solicit and hire such person whose employment or other relationship with Seller or any of its Affiliates is terminated by Seller or any of its Affiliates at any time after the six-month anniversary of such termination or (B) hire such person who responds to a general advertisement not targeted at employees or independent contractors of Seller or any of its Affiliates without any solicitation in violation of this Section 8.4.  This Section 8.4 shall also apply to any Affiliate of a Party if such Party is using such Affiliate to avoid the purpose and intent of this Section.

8.5                               No Third Party Beneficiaries. Without limiting the generality of Section 13.5, the provisions of this Article 8 are solely for the benefit of the Parties, and no current or former employee of Seller or its Affiliates shall be regarded for any purpose as a third-party beneficiary of this Agreement.  Nothing in this Agreement shall be construed as an amendment to any Employee Benefit Plan or other employee benefit plan for any purpose.

8.6                               Business Employee Equity Awards. Not later than immediately prior to the Closing, Seller shall take all necessary actions to accelerate the vesting of and fully vest as of Closing each equity award, including, for the avoidance of doubt, each restricted stock unit and stock option, granted to the Transferred Employees, that is issued and outstanding immediately prior to the Closing (the “Business Employee Equity Awards”) under each of the EMCORE Corporation 2012 Equity Incentive Plan, EMCORE Corporation 2010 Equity Incentive Plan and EMCORE Corporation 2000 Stock Option Plan, each as may be amended or restated, and each such Business Employee Equity Award that is a restricted stock unit shall be canceled in exchange for delivery of the number of shares of Common Stock subject thereto, subject to required tax withholdings.  For the avoidance of doubt, each stock option outstanding as of the Closing that is a Business Employee Equity Award shall remain outstanding for a period of not less than ninety (90) days following the Closing Date (or, if earlier, until the expiration of its term), unless the applicable award agreement provides that such stock option shall be cashed out upon a change in control, in which case such stock option shall be treated in accordance with its terms.

8.7                               Employee Handbook Amendment.  Prior to the Closing, Seller shall take all necessary actions to amend policy “04. Time Off” of the EMCORE Corporation Employee Handbook to explicitly provide that the transactions contemplated by this Agreement shall not constitute a termination of employment for purposes of accrued but unused paid time off and Transferred Employees shall not be entitled to any payment by Seller with respect to such accrued but unused paid time off.  Seller shall deliver a draft amendment to Purchaser at least ten (10) days prior to the anticipated Closing for Purchaser’s review and comment and Seller shall consider such comments in good faith.

8.8                               Business Employee Incentive Compensation. Seller shall pay to each Transferred Employee, in the ordinary course of business consistent with past practice, all cash incentive compensation due to such Transferred Employee with respect to Seller’s 2014 fiscal year, including all compensation due under Seller’s Fiscal Year 2014 Bonus Plan; provided that such compensation under Seller’s Fiscal Year 2014 Bonus Plan shall be paid by Seller no later than January 31, 2015 to the extent Closing occurs subsequent to such date; and, provided, further, that such compensation under Seller’s Fiscal Year 2014 Bonus Plan shall be paid by Purchaser no later than January 31, 2015 to the extent that Closing occurs prior to such date.

ARTICLE 9

TAXES

9.1                               Periodic Taxes.  All personal property Taxes, real property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets or the Business for a Straddle Period (“Periodic Taxes”) shall be apportioned between Seller and Purchaser as of the Closing Date based on the number of days of such Straddle Period prior to and including the Closing Date (with respect to any such taxable period, the “Pre-Closing Periodic Tax Period”), and the number of days of such Straddle Period beginning after the Closing Date (with respect to any such taxable period, the “Post-Closing Periodic Tax Period”), respectively.  Seller shall be liable for the proportionate amount of such Periodic Taxes that is attributable to the Pre-Closing Periodic Tax Period to the extent not taken into account as a current liability in the calculation of Final Net Working Capital, and Purchaser shall be liable for the proportionate amount of such Periodic Taxes that is attributable to the Post-Closing Periodic Tax Period.  Purchaser shall be responsible for preparing and filing all Tax Returns for Periodic Taxes required to be filed after the Closing; provided, however, that (i) Purchaser shall deliver drafts of all such Tax Returns to Seller at least 30 days prior to the due date thereof for Seller’s review; (ii) Seller shall notify Purchaser in writing of any objection to any such Tax Return within 10 days of receipt and (iii) Seller and Purchaser agree to consult and resolve in good faith any issue arising as a result of the review of such Periodic Tax Returns and to mutually consent to the filing of such returns; provided, further, however, if Purchaser and Seller are unable to resolve any disputed item then such disputed item shall be resolved by the Accounting Firm. The fees and expenses of such Accounting Firm shall be borne equally by Seller, on the one hand, and Purchaser, on the other hand.  Seller shall remit its share of such Periodic Taxes to Purchaser no later than ten (10) days before the due date for such Taxes.

9.2                               Refunds.  Seller shall be entitled to retain or, to the extent actually received by Purchaser or its Affiliates, receive prompt payment from Purchaser or any of its Affiliates of, any refund or credit with respect to Taxes (including without limitation refunds arising by reason of amended Tax Returns filed after the Closing or otherwise) with respect to any Pre-Closing Tax Period relating to the Purchased Assets or the Business.  Purchaser shall be entitled to retain or, to the extent actually received by Seller or its Affiliates, receive prompt payment from Seller or any of its Affiliates of, any refund or credit with respect to Taxes (including without limitation refunds arising by reason of amended Tax Returns filed after the Closing or otherwise) with respect to any Post-Closing Tax Period relating to the Purchased Assets or the Business.

9.3                               Resolution of Tax Controversies.  If a written claim shall be made by any Governmental Authority or taxing authority that might result in an indemnity payment to Purchaser or any of its Affiliates pursuant to Section 12.3, Purchaser shall promptly notify Seller of such claim.  Seller shall have the right to control and defend any such claims.  In the event that a Governmental Authority or a taxing authority determines a deficiency in any Tax relating to a Straddle Period, Purchaser shall have authority to determine whether to dispute such deficiency determination and to control the prosecution or settlement of such dispute and Seller shall have the right to participate in any such dispute; provided, however, that if Purchaser shall determine not to dispute such deficiency, Seller shall be permitted to do so.  In any such case, Purchaser and Seller may not settle or compromise such dispute without first giving written notice to the other party of the terms of such settlement or compromise and receiving the written consent of such other party to such settlement or compromise; provided, however, that consent to such settlement or compromise shall not be unreasonably withheld, conditioned or delayed by such party.

9.4                               Tax Cooperation.  Seller and Purchaser agree to furnish or cause to be furnished to the other Party, upon request, as promptly as practical, such information, records and assistance (including, but not limited to, making such of their respective officers, directors, employees and agents available as may reasonably be requested by such other Party) in connection with the preparation of any Tax Return, audit or other proceeding that relates to the Purchased Assets or the Business, provided, that in no event shall any Party or any of its respective Affiliates be required to provide access to or copies of any income Tax Returns of such Party or any such Affiliate.  Any reasonable out-of-pocket expense incurred in providing such information or assistance shall be borne by the Party requesting it.

9.5                               Conveyance Taxes.  Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, value added recording, sales, use, registration, stamp, enterprise and other similar Taxes (including all applicable real estate transfer Taxes, but excluding any Taxes based on or attributable to income or capital gains) together with any conveyance fees, notarial and registry fees and recording costs (including any penalties and interest thereon) imposed by any taxing authority or other Governmental Authority in connection with the transfer of the Purchased Assets or the Business to Purchaser or its Affiliates by this Agreement (“Conveyance Taxes”) shall be borne 50% by Purchaser and 50% by Seller.  The party responsible for filing any Tax Return relating to any Conveyance Tax shall prepare and file such Tax Return at its expense, provided that such party shall deliver a copy of such Tax Return to the other party at least five Business Days prior to the due date for such Tax Return and such other party shall deliver to the party that prepared such Tax Return such other party’s 50% share of the Conveyance Tax due in connection with filing such Tax Return at least two Business Days prior to such due date.  Each of Seller and Purchaser shall take any action reasonably requested by the other party in connection with preparing and filing any Tax Return relating to any Conveyance Tax.

9.6                               New Mexico Tax Claims.  Notwithstanding anything to the contrary herein, Seller shall be responsible for preparing and filing all Tax Returns relating to the New Mexico Technology Jobs Credit, Alternative Energy Product Tax Credit, Investment Tax Credit and High-Wage Jobs Tax Credit to the extent any such New Mexico Tax claim relates solely to a Pre-Closing Tax Period (collectively, the “Pre-Closing New Mexico Tax Claims”).  Seller shall be responsible for and control all audits, examinations, hearings, appeals, or other proceedings relating to or arising in connection with such Pre-Closing New Mexico Tax Claims.  Any tax credits, refunds, or other tax benefits relating to or arising in connection with the Pre-Closing New Mexico Tax Claims shall be for the sole benefit of Seller and Seller and Purchaser shall not take any position inconsistent with the foregoing on any Tax Return, any refund claim, or in any Tax proceeding unless required by a final determination by an applicable taxing authority.  Purchaser shall not file an amended Tax Return relating to the Pre-Closing New Mexico Tax Claims without the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed.  Purchaser agrees to furnish or cause to be furnished to Seller, as promptly as reasonably practical, such information, records, invoices, payroll information, and assistance as Seller may reasonably request in writing in connection with the preparation of any Tax Returns, audits or other proceedings that relate to the Pre-Closing New Mexico Tax Claims. Seller agrees to furnish or cause to be furnished to Purchaser, as promptly as reasonably practicable, such information, records, invoices, payroll information, and assistance as Purchaser may reasonably request in writing in connection with the preparation of any Tax Returns, audits or other proceedings that relate to the New Mexico Technology Jobs Tax Credit, Alternative Energy Product Tax Credit, Investment Tax Credit or High-Wage Jobs Tax Credits in respect of taxable periods after the Closing Date.

ARTICLE 10

CONDITIONS

10.1                        Joint Conditions to Obligations.  The obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to satisfaction (or, to the extent permitted by applicable Law, waiver) at or prior to the Closing of the following condition:

(a)                                 Shareholder Approval. The Seller Shareholder Approval shall have been obtained.

(b)                                 HSR Act; Other Regulatory Approvals. (i) The applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated and (ii) all other material regulatory and government approvals required in connection with the transactions contemplated hereby shall have been obtained and all related notice periods and waiting periods (and any extensions thereof) shall have expired or terminated, and all material conditions contained in any such approval shall have been satisfied.

(c)                                  No Order.  No Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of such transactions contemplated by this Agreement.

(d)                                 Wells Fargo Consent.  Subject to Section 7.22 of this Agreement, Seller shall have received either (i) a consent (in form and substance reasonably acceptable to Purchaser) from Wells Fargo Bank, National Association (“Wells Fargo”) pursuant to the Credit and Security Agreement permitting  Seller to consummate the transactions contemplated by this Agreement and authorizing the release of all of Wells Fargo’s Encumbrances on the Purchased Assets upon the Closing or (ii) an amendment to the Credit and Security Agreement that would have the effect of permitting the transactions contemplated by this Agreement and releasing all of Wells Fargo’s Encumbrances on the Purchased Assets upon the Closing.

10.2                        Conditions to Obligations of Seller.  The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to satisfaction (or, to the extent permitted by applicable Law, waiver) at or prior to the Closing of the following conditions:

(a)                                 Representations, Warranties and Covenants.

(i)                                     (A) Each of the representations and warranties of Purchaser contained in Sections 6.1 and 6.8 shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date) and (B) all other representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date), except, in the case of this clause (B), in either case where any failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to “materiality” or “material adverse effect” set forth therein) would not have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or prevent or materially delay the consummation of the transactions contemplated hereby in accordance with the terms hereof;

(ii)                                  Each of the covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects; and

(iii)                               Seller shall have received a certificate, dated as of the Closing Date, signed on behalf of Purchaser by an officer of Purchaser to the effect that, to each such officer’s knowledge, the conditions set forth in Sections 10.2(a)(i) and 10.2(a)(ii) have been satisfied by Purchaser, as applicable.

(b)                                 Ancillary Agreements.  Purchaser shall have delivered executed Ancillary Agreements to Seller at the Closing and each such Ancillary Agreement shall be in full force and effect.

(c)                                  Deliveries. The deliveries required under Section 4.3 shall have been made.

10.3                        Conditions to Obligations of Purchaser.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to satisfaction (or,

to the extent permitted by applicable Law, waiver) at or prior to the Closing of the following conditions:

(a)                                 Representations, Warranties and Covenants.

(i)                                     (A) Each of the representations and warranties of Seller contained in Sections 5.1, 5.6(a), 5.24 and 5.25 shall be true and correct in all respects (other than, in the case of Section 5.6(a), for such failures to be true and correct as are de minimis in amount and nature) as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date) and (B) all other representations and warranties of Seller contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Closing with the same force and effect as if made at and as of the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date), except, in the case of this clause (B), where any failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Material Adverse Effect;

(ii)                                  Each of the covenants and agreements contained in this Agreement shall be complied with by Seller on or before the Closing shall have been complied with in all material respects; and

(iii)                               Purchaser shall have received a certificate, dated as of the Closing Date, signed on behalf of Seller by an officer of Seller, to the effect that, to such officer’s knowledge, the conditions set forth in Sections 10.3(a)(i) and 10.3(a)(ii) have been satisfied by Seller.

(b)                                 Material Adverse Effect.  Since the date hereof, there shall have been no change, event or occurrence that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)                                  Consent. Purchaser shall have received evidence reasonably satisfactory to Purchaser that the Consents listed on Schedule 10.3(c) of the Seller Disclosure Schedule shall have been obtained at or prior to the Closing.

(d)                                 Ancillary Agreements.  Seller shall have delivered executed Ancillary Agreements to Purchaser at the Closing and each such Ancillary Agreement shall be in full force and effect.

(e)                                  Deliveries. The deliveries required under Section 4.2 shall have been made.

(f)                                   Division Escrow.  Purchaser shall have received a written request from the Division to pay into escrow that portion of the Preliminary Purchase Price as provided in Section 7.23.

ARTICLE 11

TERMINATION

11.1                        Termination.  This Agreement may be terminated at any time prior to the Closing in the following circumstances:

(a)                                 by the mutual written consent of Seller and Purchaser;

(b)                                 by either Seller or Purchaser, if the Closing shall not have occurred by January 17, 2015 (the “Outside Date”); provided, however, that if, as of January 17, 2015, either (i) all of the conditions set forth in Article 10 shall have been satisfied (other than (x) the conditions set forth in Section 10.1(a) or Section 10.1(b) of this Agreement and (y) those conditions that by their nature cannot be satisfied other than at the Closing) or (ii) any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action has not become final and nonappealable, the Outside Date shall be March 17, 2015; provided further, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the proximate cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c)                                  by either Seller or Purchaser in the event that any Governmental Order of any Governmental Authority in the United States restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement in such jurisdiction shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 11.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the proximate cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(d)                                 by either Seller or Purchaser, by giving written notice of such termination to the other Party, if such other Party or one of its Affiliates shall have breached any of its material obligations or agreements under this Agreement and such breach shall be incapable of cure or has not been cured within thirty (30) days following the giving of written notice by the non-breaching Party to the other Party of such breach (or, if the Outside Date is fewer than thirty (30) days from provision of such notice, cured by the Outside Date);

(e)                                  by Seller, by giving written notice of such termination to Purchaser, if there has been a breach of the representations and warranties of Purchaser contained in this Agreement which (i) would result in the failure of the condition set forth in Section 10.2(a)(i); and (ii) cannot be or is not cured prior to the Outside Date;

(f)                                   by Purchaser, by giving written notice of such termination to Seller, if there has been a breach of the representations and warranties of Seller contained in this Agreement which (i) would result in the failure of the condition set forth in Section 10.3(a)(i); and (ii) cannot be or is not cured prior to the Outside Date;

(g)                                  by either Seller or Purchaser, if the Seller Shareholder Approval shall not have been obtained at the Seller Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which this Agreement has been voted on;

(h)                                 by Purchaser, if, prior to obtaining the Seller Shareholder Approval, (i) Seller knowingly and intentionally breaches or fails to perform in any material respect any of its obligations set forth in Section 7.4; or (ii) the board of directors of Seller or any committee thereof (A) shall have made a Seller Adverse Recommendation Change, including approving or recommending to the shareholders of Seller a Superior Proposal or (B) fails to recommend against acceptance of a tender or exchange offer for any outstanding shares of capital stock or other ownership interests of Seller or its Subsidiaries that constitutes an Alternative Transaction Proposal or that is not conditioned on the sale of the Business pursuant to this Agreement, including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, within ten (10) Business Days after commencement;

(i)                                     by Seller, in order to enter into a definitive agreement providing for the implementation of a transaction that is a Superior Proposal, if (A) Seller has complied with Section 7.4(f) and (B) prior to or concurrently with such termination, Seller pays the Seller Termination Fee (as defined herein); or

(j)                                    by Seller, if all of the conditions set forth in Sections 10.1 and 10.3 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing) and Purchaser fails to consummate the transactions contemplated by this Agreement upon the earlier of (A) five (5) Business Days after the date the Closing should have occurred pursuant to Section 4.1 and (B) the later of the date the Closing should have occurred pursuant to Section 4.1 and one (1) Business Day before the Outside Date, and Seller has irrevocably notified Purchaser in writing that Seller is  ready, willing and able to consummate the transactions contemplated by this Agreement during such period.

11.2                        Effect of Termination.  In the event of termination of this Agreement as provided in Section 11.1, this Agreement shall forthwith become void (other than this Section 11.2, Section 11.3 and Article 13, in accordance with its terms, all of which shall survive termination of this Agreement) and there shall be no liability on the part of either Party except as set forth in Section 11.3.

11.3                        Termination Fees.

(a)                                 In the event that:

(i)                                     (A) an Alternative Transaction Proposal shall have been publicly disclosed or otherwise communicated in writing to Seller’s board of directors  after the date hereof, (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated either (x) by Seller pursuant to Section 11.1(g) or (y) by Purchaser pursuant to Section 11.1(g) or 11.1(d) and (C) within twelve (12) months following the date this Agreement is terminated, Seller enters into a definitive agreement with respect to any Alternative

Transaction Proposal or consummates a transaction regarding any Alternative Transaction Proposal; provided, however, that for purposes of clause (C) of this Section 11.3(a)(i), the references to “twenty percent (20%)” in the definition of Alternative Transaction Proposal shall be deemed to be references to “fifty percent (50%)”; or

(ii)                                  this Agreement is terminated by Seller pursuant to Section 11.1(i); or

(iii)                               this Agreement is terminated by Purchaser pursuant to Section 11.1(h);

then (A) Seller shall pay to Purchaser the Seller Termination Fee, by wire transfer of same day funds, it being understood that in no event shall Seller be required to pay the Seller Termination Fee on more than one occasion and (B) if this Agreement is terminated pursuant to Section 11.1(g) and an Alternative Transaction Proposal shall have been publicly disclosed or otherwise communicated in writing to Seller’s board of directors after the date of this Agreement, Seller shall promptly, but in no event later than two (2) Business Days after the date of such termination (without regard to whether Seller shall have entered into a definitive agreement with respect to an Alternative Transaction Proposal or an Alternative Transaction Proposal is consummated), pay (by wire transfer of immediately available funds) to Purchaser or its designee(s) all reasonable out-of-pocket fees and expenses incurred by Purchaser in connection with this Agreement or the transactions contemplated hereby, including the Financing, in an amount not to exceed $2,000,000 in the aggregate (provided that Purchaser provide reasonable documentation therefor) (the “Purchaser Expenses”).  Any Purchaser Expenses previously paid by Seller to Purchaser pursuant to this Section 11.3(a) shall be credited towards the payment of the Seller Termination Fee.  For purposes of this Agreement, “Seller Termination Fee” shall mean an amount equal to $5,330,000.  If the Seller Termination Fee becomes payable pursuant to Section 11.3(a)(i), it shall be paid no later than the date of the consummation of the Alternative Transaction Proposal transaction described in clause (C) of Section 11.3(a)(i).  If the Seller Termination Fee becomes payable pursuant to Section 11.3(a)(ii), it shall be paid prior to or contemporaneously with the termination of this Agreement pursuant to Section 11.1(i); (and any purported termination pursuant to this Section shall be void and of no force or effect unless Seller shall have made such payment).  If the Seller Termination Fee becomes payable pursuant to Section 11.3(a)(iii), it shall be paid no later than three (3) Business Days after the termination of this Agreement pursuant to Section 11.1(h).  Notwithstanding anything to the contrary in this Agreement, but subject to Section 13.11, in each case on the part of or by Seller or any of its Subsidiaries, in the event this Agreement has been terminated and the Seller Termination Fee is payable and paid to Purchaser pursuant to this Section 11.3(a), receipt of the Seller Termination Fee shall be the sole and exclusive remedy (under the circumstances where such Seller Termination Fee is payable) of Purchaser and its Affiliates against any Seller Party for any loss, damage, liability, claim, obligation or Action (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement (including any breach or alleged breach hereof), the negotiation, execution or performance hereof or the transactions contemplated by this Agreement or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. The parties acknowledge and agree that in no event shall Seller be required to pay the Seller

Termination Fee on more than one occasion and in no event shall Purchaser be entitled to collect the Seller Termination Fee on more than one occasion. In no event shall the Seller Parties be liable to Purchaser, any Purchaser Party or any Person claiming by, through or for the benefit of Purchaser in excess of an aggregate amount equal to the Seller Termination Fee for any loss, damage, liability, claim, obligation or Action (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement (including any breach or alleged breach hereof), the negotiation, execution or performance hereof or the transactions contemplated by this Agreement or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise.

(b)                                 In the event that this Agreement is terminated by Seller pursuant to Section 11.1(d) or 11.1(j), then Purchaser shall pay to Seller the Purchaser Termination Fee, by wire transfer of same day funds, it being understood that in no event shall Purchaser be required to pay the Purchaser Termination Fee on more than one occasion.  For purposes of this Agreement, “Purchaser Termination Fee” shall mean an amount equal to $8,000,000.  The Purchaser Termination Fee shall be paid no later than three (3) Business Days after the termination of this Agreement pursuant to Section 11.1(d) or 11.1(j).  Notwithstanding anything to the contrary in this Agreement but subject to Section 13.11, the sole and exclusive remedies of Seller, any Seller Party or any Person claiming by, through or for the benefit of Seller against any Purchaser Party for any loss, damage, liability, claim, obligation or Action (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement, the Guarantee, the Financing or the Financing Commitments (including any breach or alleged breach hereof or thereof), the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise shall be (i) receipt of the Purchaser Termination Fee from Purchaser in the event this Agreement has been terminated and the Purchaser Termination Fee is payable to Seller pursuant to this Section 11.3(b), (ii) receipt from the Guarantor of any monetary amounts due and payable by the Guarantor under, and subject to all of the terms and conditions of, the Guarantee and (iii) receipt of whatever remedies Seller may have under or in accordance with the Confidentiality Agreement against the other Person party thereto. The parties acknowledge and agree that in no event will Purchaser be required to pay the Purchaser Termination Fee on more than one occasion and in no event shall Seller be entitled to collect the Purchaser Termination Fee on more than one occasion. Without limitation of the generality of the foregoing or of any other provision of this Agreement, (A) in no event shall the Purchaser Parties be liable to Seller, any Seller Party or any Person claiming by, through or for the benefit of Seller in excess of an aggregate amount equal to the Purchaser Termination Fee for any loss, damage, liability, claim, obligation or Action (whether in law or in equity and whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement, the Guarantee, the Financing or the Financing Commitments (including any breach or alleged breach hereof or thereof), the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, (B) upon payment of the Purchaser Termination Fee, none of Seller, any Seller Party or any Person claiming by, through or for the benefit of Seller shall have any rights or claims against any Purchaser Party under this Agreement, the Guarantee, the Financing, the Financing Commitments, or any of the transactions contemplated hereby or thereby (whether in law or in equity and whether based on contract, tort or otherwise) or for any breach or alleged breach hereof or thereof and (C) none of Seller, any Seller Party or any Person claiming by, through or for the benefit of Seller shall have any rights or claims against any Purchaser Party under or in connection with this Agreement, the Guarantee, the Financing, the Financing Commitments, or any of the transactions contemplated hereby or thereby (whether in law or in equity and whether based on contract, tort or otherwise) or for any breach or alleged breach hereof or thereof for any damages of any kind or nature or for any other monetary amounts, except as otherwise set forth in the Guarantee.

(c)                                  Any amount that becomes payable pursuant to Section 11.3(a) or Section 11.3(b) shall be paid by wire transfer of immediately available funds to an account designated by Purchaser or Seller, as applicable.

(d)                                 For purposes of this Agreement, (i) “Seller Party” shall mean, collectively, Seller and its Subsidiaries and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, shareholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder, Affiliate or assignee of any of the foregoing; and (ii) “Purchaser Party” shall mean, collectively, Purchaser, Guarantor, the Equity Financing Sources, the Debt Financing Sources, the Mezzanine Financing Sources and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, shareholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder, Affiliate or assignee of any of the foregoing.

ARTICLE 12

INDEMNIFICATION AND SURVIVAL

12.1                        Survival of Representations and Warranties.  Except for the Surviving Reps (defined below), none of the representations and warranties in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive the Closing (other than for purposes of the R&W Insurance Policy). The representations and warranties contained in Sections 5.1 (Organization, Authority and Qualification), 5.14 (Tax Matters), 5.6(a) (Title to and Sufficiency of Asset) and 5.25 (Brokers) (collectively, “Seller Surviving Reps”) and in Sections 6.1 (Organization and Authority of Purchaser) and 6.8 (Brokers) (collectively, “Purchaser Surviving Reps” and, together with the Seller Surviving Reps, the “Surviving Reps”) shall survive the Closing indefinitely unless a statute of limitations applies to claims of third parties in any such case, and with respect to such claims, and with respect to any and all representations and warranties with respect to matters covered by Section 5.14 (Tax Matters), such representations and warranties shall expire ninety (90) days following the expiration of the applicable statute of limitations (including any extensions thereof) provided by Applicable Law (the “Survival Date”). As of the Survival Date for each of the Surviving Reps, such representations and warranties shall automatically terminate and be of no further force or effect, and except for fraud, no claims of any type whatsoever arising out of, based upon or relating any way to such representations and warranties may be brought by any party after the applicable Survival Date; provided, however, that such representations or warranties shall survive beyond such period with respect to (but only with respect to) any inaccuracy therein or breach thereof, notice of which shall have been duly given prior to the Survival Date in accordance with Sections 12.5 and 12.6.  Furthermore, except for fraud and intentional misrepresentation, the Parties (i) intend that the preceding sentence relating to the expiration and automatic termination of the Surviving Reps as of the applicable Survival Date shall operate as a contractual statute of limitations relating to any and all claims of any type whatsoever arising out of, based upon or relating in any way to such representations and warranties and shall replace and supplant any statute of limitations which may otherwise apply thereto, and (ii) agree and acknowledge that such replacement and supplanting of the statute of limitations by the contractual statute of limitations in this Section 12.1 is reasonable and appropriate. All covenants or other agreements in this Agreement shall survive the Closing until fully satisfied.

12.2                        Indemnification by Purchaser.  Subject to the other provisions of this Article 12, from and after the Closing, Purchaser shall indemnify, hold harmless and reimburse Seller and its Affiliates, officers, directors, agents, successors and assigns (each, a “Seller Indemnified Party”) from and against and in respect of any and all losses, damages, costs, expenses (including any reasonable and documented attorneys’ fees), fines, penalties, disbursements and amounts paid in settlement (collectively, “Losses”) which any Seller Indemnified Party may actually suffer or incur to the extent arising out of or related to:

(a)                                 the failure of any Purchaser Surviving Rep to be true and correct as of the date hereof or as of the Closing Date (or as of the date made, where such Purchaser Surviving Rep by its terms is made as of a specified date); provided, that any inaccuracy in or breach of any Purchaser Surviving Rep shall be determined without giving effect to any qualification as to “materiality” or “material adverse effect” set forth therein;

(b)                                 any breach by Purchaser of, or failure by Purchaser to perform, any of its covenants or other agreements set forth in this Agreement;

(c)                                  the Assumed Liabilities; and

(d)                                 any other obligations or Liabilities undertaken or assumed by Purchaser pursuant to this Agreement.

12.3                        Indemnification by Seller.  Subject to the other provisions of this Article 12, from and after the Closing, Seller shall indemnify, hold harmless and reimburse Purchaser and its Affiliates, officers, directors, agents, successors and assigns (each, a “Purchaser Indemnified Party”) from and against and in respect of any and all Losses which any Purchaser Indemnified Party may actually suffer or incur to the extent arising out of or related to:

(a)                                 the failure of any Seller Surviving Rep to be true and correct as of the date hereof or as of the Closing Date (or as of the date made, where such Seller Surviving Rep by its terms is made as of a specified date); provided, that any inaccuracy in or breach of any Seller Surviving Rep shall be determined without giving effect to any qualification as to “materiality” or “material adverse effect” set forth therein;

(b)                                 any breach by Seller of, or failure by Seller to perform, any of its covenants or other agreements set forth in this Agreement; and

(c)                                  the Excluded Liabilities.

12.4                        R&W Insurance Policy. Except as set forth in Section 12.9, from and after the Closing, the R&W Insurance Policy shall be the sole and exclusive remedy of the Purchaser Indemnified Parties for any and all Losses that are sustained or incurred by any of the Purchaser Indemnified Parties by reason of, resulting from or arising out of any breach of or inaccuracy in any of Seller’s representations or warranties contained in this Agreement (other than the Seller Surviving Reps).  Without limiting the generality of the foregoing, any rights of any issuer of the R&W Insurance Policy, including any rights of subrogation, do not affect, expand or increase any liability or obligation of Seller in connection with the transactions contemplated by this Agreement.

12.5                        Limitations on Indemnification.

(a)                                 The aggregate amount required to be paid to Purchaser pursuant to Sections 12.3(a) and 12.3(b) shall not exceed the Purchase Price, as adjusted pursuant to Section 3.2.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement, no amounts shall be payable as a result of any claim in respect of a Loss arising under Section 12.2 or Section 12.3:

(i)                                     to the extent any matter forming the basis for such Loss was taken into consideration in the computation of Net Working Capital, but only to the extent it resulted in a reduction of the Final Net Working Capital; or

(ii)                                  except to the extent any such damages are owed to a third party pursuant to a Third-Party Claim, to the extent an Indemnified Party asserts a claim for any punitive, exemplary, special, unforeseen or other consequential damages or any damages measured by lost profits or a multiple of earnings.

(c)                                  Each Party agrees to use commercially reasonable efforts to mitigate any Loss which forms the basis of a claim for indemnification hereunder to the extent required by Applicable Law.

12.6                        Claims for Indemnification.  All claims for indemnification by any Indemnified Party shall be asserted and resolved as set forth in this Section 12.6:

(a)                                 Third-Party Claims.  In the event that any written claim or demand for which an Indemnifying Party may be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly, but in no event later than twenty (20) Business Days following such Indemnified Party’s receipt of such claim or demand (including a copy of any related written third party demand, claim or complaint) (the “Third-Party Claim”), deliver a Claim Notice to the Indemnifying Party; provided, however, that failure to deliver a Claim Notice shall not affect the indemnification provided hereunder except in the event the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure.  If a Third-Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate therein and, to the extent that the Indemnifying Party shall wish, to assume the defense thereof (which shall conclusively establish thereby the Indemnifying Party’s responsibility to indemnify the Indemnified Party in respect of such Third-Party Claim subject to the limitations in this Article 12), and, after notice from the Indemnifying Party to the Indemnified Party of such election to so assume the defense thereof, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof.  The Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the defense against any such Third-Party Claim.  The Indemnified Party shall have the right to participate at its own expense in the defense of any Third-Party Claim.  Neither the Indemnifying Party, on the one hand, nor the Indemnified Party, on the other hand, shall admit liability to, or settle, compromise or discharge any Third-Party Claim without the prior consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, the Indemnifying Party may settle, compromise or discharge any Third-Party Claim the defense of which was assumed by the Indemnifying Party if such Third-Party Claim provides only for the payment of monetary damages.  In the event the Indemnifying Party elects not to defend any Third-Party Claim, the Indemnified Party shall defend against such Third-Party Claim in good faith and in a commercially reasonable manner at the cost and expense of the Indemnifying Party, and the Indemnifying Party shall have the right to participate in such defense at its own expense. Notwithstanding anything to the contrary herein, the Indemnifying Party shall not have the right to assume the defense of any Third-Party Claim and the Indemnified Party may elect to assume the defense to the extent (i) such Third-Party Claim constitutes a claim for non-monetary, equitable or injunctive relief against the Indemnified Party which, if awarded, would be reasonably expected to have a material and adverse impact on the business of the Indemnified Party (after giving effect to the transactions contemplated by this Agreement); or (ii) if an actual or potential conflict of interest exists or would reasonably be expected to potentially arise (as determined by outside counsel) in respect of the matters subject to such Third-Party Claim as determined by the conflict-of-interest rules restricting attorney conduct in the applicable jurisdiction if counsel for the Indemnifying Party were to act as counsel for the Indemnified Party.

(b)                                 In the event of any claim for indemnity under Section 12.2 or Section 12.3, (i) Purchaser agrees to give Seller and its representatives reasonable access to the books and records and employees of Purchaser in connection with the matters for which indemnification is sought to the extent Seller reasonably deems necessary in connection with its rights and obligations under this Article 12; and (ii) Seller agrees to give Purchaser and its representatives reasonable access to the books and records and employees of Seller in connection with the matters for which indemnification is sought to the extent Purchaser reasonably deems necessary in connection with its rights and obligations under this Article 12.

12.7                        Tax Effect.  The amount of any Loss subject to indemnification under this Agreement shall be reduced by the amounts of any net tax benefits that have been actually received by the Indemnified Party in the year such Loss is incurred or in the following year and that results from such indemnifiable Loss.  As used in this Section 12.7, “tax benefit” shall mean the net Tax savings attributable to any deduction, expense, loss, credit or refund to the Indemnified Party, when actually received. The amount of any tax benefit actually received shall be equal to the actual reduction in Taxes of the Indemnified Party paid in cash determined with the applicable Tax items and the indemnity payment made or to be made taken into account as compared with the Taxes that would have been payable without the applicable Tax items.

12.8                        Insurance Offset.  If any Losses sustained by an Indemnified Party are covered by an insurance policy or an indemnification, contribution or similar obligation of another Person (other than an Affiliate of such Indemnified Party), the Indemnified Party shall use commercially reasonable efforts to collect such insurance proceeds or indemnity, contribution or similar payments.  If the Indemnified Party receives such insurance proceeds or indemnity, contribution or similar payments prior to being indemnified, held harmless and reimbursed under Section 12.2 or Section 12.3, as applicable, with respect to such Losses, the payment by an Indemnifying Party under this Article 12 with respect to such Losses shall be reduced by the net amount of such insurance proceeds or indemnity, contribution or similar payments to the extent related to such Losses, less reasonable attorney’s fees and other expenses incurred in connection with such recovery.  If the Indemnified Party receives such insurance proceeds or indemnity, contribution or similar payments after being indemnified and held harmless by an Indemnifying Party with respect to such Losses, the Indemnified Party shall pay to the Indemnifying Party the net amount of such insurance proceeds or indemnity, contribution or similar payment to the extent related to such Losses, less reasonable attorney’s fees and other expenses incurred in connection with such recovery.

12.9                        Exclusive Remedy.  After the Closing, the indemnities set forth in this Article 12 (and, with respect to Purchaser, the R&W Insurance Policy) shall be the sole and exclusive remedy of the Parties, their successors and assigns, and their respective officers, directors, employees, agents and Affiliates with respect to this Agreement, the events giving rise to this Agreement and the transactions contemplated hereby, except for claims grounded in fraud or intentional misrepresentation.  The indemnities set forth in this Article 12 apply only to matters arising out of this Agreement.  Any Loss arising under or pursuant to an Ancillary Agreement shall be governed by the indemnification obligations, if any, contained in such Ancillary Agreement.  The parties shall not be entitled to a rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect thereof (whether by contract, common law, statute, law, regulation or otherwise, including under the Racketeer Influenced and Corrupt Organizations Act, all of which the parties hereto hereby waive).

12.10                 Treatment of Indemnification Payments.  To the extent permitted by Law, any amounts payable pursuant to this Article 12 shall be considered adjustments to the Final Purchase Price for all income Tax purposes and the Parties and their respective Affiliates agree to take no position inconsistent with such treatment in any Tax Return or proceeding before any Governmental Authority.

ARTICLE 13

MISCELLANEOUS

13.1                        Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided, however, that no assignment shall be made by either Party without the prior written consent of the other Party, except that Purchaser may assign any or all of its rights or benefits under this Agreement without the prior written consent of Seller (whereupon Purchaser shall provide written notice thereof to Seller), as a collateral assignment, to Purchaser’s or its Affiliates’ lenders or other Debt Financing Sources.  Notwithstanding the foregoing, either Party may assign its rights and obligations under this Agreement without such consent to an Affiliate or in connection with a sale, merger or other transaction involving a transfer of substantially all of its assets; provided that such assigning Party shall remain liable for its obligations hereunder.

13.2                        Public Announcements.  Neither Party shall issue or make any public announcement, press release or other public disclosure regarding this Agreement or its subject matter without the other Party’s prior written consent, except for any such disclosure that is, in the opinion of the disclosing Party’s counsel, required by applicable Law or the rules of a stock exchange on which the securities of the disclosing party are listed.  In the event a Party is, in the opinion of its counsel, required to make a public disclosure by applicable Law or the rules of a stock exchange on which its securities are listed, such Party shall, to the extent practicable, submit the proposed disclosure in writing to the other Party prior to the date of disclosure and provide the other Party a reasonable opportunity to comment thereon.

13.3                        Expenses.  Whether or not the transactions contemplated hereby are consummated, and except as otherwise specified herein, each Party shall bear its own expenses with respect to the transactions contemplated by this Agreement.

13.4                        Severability.  Each of the provisions contained in this Agreement shall be severable, and the unenforceability of one shall not affect the enforceability of any others or of the remainder of this Agreement. In event it is determined that a provision of this Agreement is prohibited by or invalid under Law, the Parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof. To the fullest extent permitted by Law, the Parties hereby to the same extent waive any provision of Law that renders any provision hereof prohibited or unenforceable in any respect.

13.5                        No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein, express or implied (including Article 12), shall give or be construed to give to any Person, other than the Parties hereto and their permitted assigns, any legal or equitable rights hereunder, except for Article 12, which is for the benefit of the Indemnified Parties covered thereby; provided that the provisions of Section 7.5(a), Section 7.18, Section 7.19, Section 11.2, Section 11.3(b), Section 11.3(d), Section 13.1, this Section 13.5, Section 13.6, Section 13.8, Section 13.9(b), Section 13.10, Section 13.11 and Section 13.17 shall be enforceable against all parties to this Agreement by each Debt Financing Source, each Mezzanine Financing Source and their respective successors and assigns.

13.6                        Financing Sources. Notwithstanding anything herein to the contrary, except for the third-party beneficiary rights of Seller under the Equity Commitment Letter and rights of Seller under the Guarantee, subject to the terms and conditions thereunder and under this Agreement, no Seller Party shall have any rights or claims against any Equity Financing Source, any Debt Financing Source or any Mezzanine Financing Source in connection with this Agreement, the Financing, the Financing Commitments or any transaction contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise.  In furtherance of the foregoing, Seller (on its behalf and on behalf of each other Seller Party) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any action or proceeding against any Equity Financing Source (other than in connection with any action expressly permitted in accordance with the preceding sentence), any Debt Financing Source or any Mezzanine Financing Source in connection with this Agreement, the Financing, the Financing Commitments or any transaction contemplated hereby or thereby.

13.7                        Waiver.  The failure of any Party to enforce any condition or part of this Agreement at any time shall not be construed as a waiver of that condition or part, nor shall it forfeit any rights to future enforcement thereof.  Any waiver hereunder shall be effective only if delivered to the other Party hereto in writing by the Party making such waiver.

13.8                        Governing Law.  This Agreement shall be construed and enforced in accordance with and governed by the Laws of the State of Delaware without regard to the conflicts of Laws provisions thereof except with respect to matters under the New Jersey Business Corporation Act relating to the approval of the transactions contemplated hereunder, which shall be governed by the laws of the State of New Jersey; provided, however, the provisions of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York with respect to any action, suit or proceeding arising out of or related to the Debt Financing, the Debt Financing Commitment or the performance thereof or the Mezzanine Financing, the Mezzanine Financing Commitment or the performance thereof.

13.9                        Jurisdiction.

(a)                                 The Parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any state or federal court of competent jurisdiction in the State of Delaware, so long as such court shall have subject matter jurisdiction over such Action, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the Parties hereby irrevocably consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action which is brought in such court has been brought in an inconvenient forum.  Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of such court.  Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 13.15 shall be deemed effective service of process on such Party.

(b)                                 Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support any proceeding, suit, litigation, investigation, action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Source or any Mezzanine Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, including but not limited to any dispute arising out of or relating in any way to the Debt Financing, the Debt Commitment Letter or the performance thereof or the Mezzanine Financing, the Mezzanine Commitment Letter or the performance thereof, in any forum other than the courts of the State of New York sitting in the Borough of Manhattan in New York County, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and that in connection with any such suit, litigation, investigation, action, cause of action, claim, cross-claim or third party claim the governing law specified the Debt Commitment Letter or the Mezzanine Commitment Letter, as applicable, shall govern.

13.10                 Waiver of Jury Trial.  EACH OF THE PARTIES HERETO WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE DEBT FINANCING, THE DEBT FINANCING COMMITMENT, THE MEZZANINE FINANCING OR THE MEZZANINE FINANCING COMMITMENT.  EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.10.

13.11                 Specific Performance.

(a)                                 The Parties acknowledge that, in view of the uniqueness of the Business, the Purchased Assets and the transactions contemplated by this Agreement, each Party would not have an adequate remedy at Law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that the other Party shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at Law or in equity.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(b)                                 Notwithstanding anything to the contrary in this Agreement, it is explicitly agreed that the right of Seller to seek specific performance, injunctive relief or other equitable remedies in connection with enforcing Purchaser’s obligation (a) to cause the Equity Financing to be funded in order to cause the Closing shall be subject to the requirements that (i) the Marketing Period has ended and all of the conditions in Section 10.1 and Section 10.3 have been satisfied (and continue to be satisfied) or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) at the time when the Closing would have been required to occur pursuant to Section 4.1 but for the failure of the Equity Financing to be funded, (ii) the Debt Financing (or Alternative Financing) and the Mezzanine Financing (or Alternative Financing) has been funded in accordance with the terms thereof or would be funded in accordance with the terms thereof at the Closing upon delivery of a drawdown notice by Purchaser and/or notice from Purchaser that the Equity Financing will be funded at such date and (iii) Seller has irrevocably confirmed in writing that if the Financing is funded, then it would take all actions that are within its control to cause the Closing to occur; (b) to cause Purchaser to consummate the Debt Financing at Closing shall be subject to the requirements (provided, however, that, notwithstanding anything to the contrary in this Agreement, under no circumstances shall Purchaser or any of its Affiliates be required to commence or sustain a legal proceeding against any of the Debt Financing Sources in connection with this Agreement or the other transactions contemplated herein or the Debt Commitment) that (i) the Marketing Period has ended and all of the conditions in Section 10.1 and Section 10.3 have been satisfied (and continue to be satisfied) or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) at the time when the Closing would have been required to occur pursuant to Section 4.1 but for the failure of the Debt Financing to be funded, (ii) the Mezzanine Financing (or Alternative Financing) and the Equity Financing have been funded in accordance with the terms thereof or, solely in the case of the Mezzanine Financing, would be funded in accordance with the terms thereof at the Closing upon delivery of a drawdown notice by Purchaser, (iii) all of the conditions to the consummation of the Debt Financing provided for by the Debt Commitment Letter have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the time of funding) and (iv) Seller has irrevocably confirmed in writing that if the Financing is funded, then it would take all actions that are within its control to cause the Closing to occur and (c) to cause Purchaser to consummate the Mezzanine Financing at Closing (provided, however, that, notwithstanding anything to the contrary in this Agreement, under no circumstances shall Purchaser or any of its Affiliates be required to commence or sustain a legal proceeding against any of the Mezzanine Financing Sources in connection with this Agreement or the other transactions contemplated herein or the Mezzanine Commitment) shall be subject to the requirements that (i) the Marketing Period has ended and all of the conditions in Section 10.1 and Section 10.3 have been satisfied (and continue to be satisfied) or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) at the time when the Closing would have been required to occur pursuant to Section 4.1 but for the failure of the Mezzanine Financing to be funded, (ii) the Debt Financing (or Alternative Financing) and the Equity Financing have been funded in accordance with the terms thereof or, solely in the case of the Debt Financing, would be funded in accordance with the terms thereof at the Closing upon delivery of a drawdown notice by Purchaser and/or notice from Purchaser that the Equity Financing will be funded at such date, (iii) all of the conditions to the consummation of the Mezzanine Financing provided for by the Mezzanine Commitment Letter have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the time of funding) and (iv) Seller has irrevocably confirmed in writing that if the Financing is funded, then it would take all actions that are within its control to cause the Closing to occur.

(c)                                  The provisions of this Section 13.11 are subject to Section 13.6 in all respects.

13.12                 Headings.  The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

13.13                 Counterparts.  The Parties may execute this Agreement (including by electronic transmission) in one or more counterparts, and each fully executed counterpart shall be deemed an original.

13.14                 Further Documents.  Each of Purchaser and Seller shall, and shall cause its respective Affiliates to, at the request of the other Party, execute and deliver to such other Party all such further instruments, assignments, assurances and other documents as such other Party may reasonably request in connection with the carrying out of this Agreement and the transactions contemplated hereby.

13.15                 Notices.  All communications, notices and Consents provided for herein shall be in writing and be given in person or by means of telex, facsimile or other means of wire transmission (with request for assurance of receipt in a manner typical with respect to communications of that type), by overnight courier or by mail, and shall become effective: (a) on delivery if given in person; (b) on the date of transmission if sent by telex, facsimile or other means of wire transmission; (c) one (1) Business Day after delivery to the overnight service; or (d) four (4) Business Days after being mailed, with proper postage and documentation, for first-class registered or certified mail, prepaid.

Notices shall be addressed as follows:

If to Purchaser, to:

Photon Acquisition Corporation
c/o Veritas Capital Fund Management, L.L.C.
590 Madison Avenue
New York, NY 10022
Attn: Ramzi M. Musallam
Facsimile Number: (212) 688-9411

with copies (which shall not constitute notice to Purchaser) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attn: John M. Pollack
Facsimile Number: (212) 593-5955

If to Seller, to:

EMCORE Corporation
2015 Chestnut Street
Alhambra, California 91803
Attn: C.E.O.

with copies (which shall not constitute notice to Seller) to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, CA 90071
Attn: Brian J. McCarthy and
Andrew D. Garelick

Facsimile Number:                  (213) 621-5070
(213) 621-5124

provided, however, that if any Party shall have designated a different address by notice to the others, then to the last address so designated.

13.16                 Performance of Obligations by Affiliates.  Any obligation of Seller under or pursuant to this Agreement may be satisfied, met or fulfilled, in whole or in part, at Seller’s sole and exclusive option, either by Seller directly or by any Affiliate of Seller that Seller causes to satisfy, meet or fulfill such obligation in whole or in part.  Any obligation of Purchaser under or pursuant to this Agreement may be satisfied, met or fulfilled, in whole or in part, at Purchaser’s sole and exclusive option, either by Purchaser directly or by any Affiliate that Purchaser causes to satisfy, meet or fulfill such obligation, in whole or in part.  With respect to any particular action, the use of the words “Seller shall” also means “Seller shall cause” the particular action to be performed, and the use of the words “Purchaser shall” also means “Purchaser shall cause” the particular action to be performed.  Each of Seller and Purchaser guarantees the performance of all actions, agreements and obligations to be performed by any of their respective Affiliates under the terms and conditions of this Agreement.

13.17                 Entire Agreement.  This Agreement may not be amended, supplemented or otherwise modified except by an instrument in writing signed by each of the Parties hereto; provided that Section 7.5(a), Section 7.18, Section 7.19, Section 11.2, Section 11.3(b), Section

11.3(d), Section 13.1, Section 13.5, Section 13.6, Section 13.8, Section 13.9(b), Section 13.10, Section 13.11 and this Section 13.17 (and any provision of this Agreement to the extent an amendment, supplement or modification of such provision would modify the substance of any of such Sections) may not be amended, supplemented or modified in any manner that adversely impacts or is adverse in any respect to any of the Debt Financing Sources or the Mezzanine Financing Sources, as applicable, without prior written consent of the Debt Financing Sources or the Mezzanine Financing Sources, as applicable.  Except as provided in written agreements between the Parties executed and delivered concurrently herewith, this Agreement and the Confidentiality Agreement contain the entire agreement of the Parties hereto with respect to the transactions covered hereby, superseding all negotiations, prior discussions and preliminary agreements made prior to the date hereof.

* * * * *

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

PHOTON ACQUISITION CORPORATION

By:	/s/ Ramzi M. Musallam
Name:	Ramzi M. Musallam
Title:	President

EMCORE CORPORATION

By:	/s/ Hong Q. Hou
Name:	Hong Q. Hou
Title:	President & CEO

[Signature Page to Asset Purchase Agreement]